DRDGOLD LIMITED







ANNUAL INTEGRATED REPORT 2023

REWIND

PERFORMANCE HIGHLIGHTS

FINANCIAL

In a financial year filled with "switch-over" challenges between sites at both operations amidst a litany of local, national and global challenges, we are proud of the results achieved in FY2023.

Headline earnings per share
148.2 cps

Cash operating cost/kg
R697 382

Free cash inflows
R469.1m

16 Years
uninterrupted dividend declaration

Operating profit
R1 819.0m

OPERATIONAL AND GROWTH

We believe in being adaptable and retaining our versatility as we grow and potentially expand into other products and services.

Volume throughput
23.0Mt

Yield
0.229g/t

Phase 1 of the **solar project at Ergo** is nearing completion

Phase 2 of the Solar project approved

FWGR's Driefontein 3 TSF commissioned

Gold production
5 282kg

HEALTH AND SAFETY

Our employees are our most valuable asset and to deliver into our strategy, we must maintain a physically and emotionally safe workplace, by promoting a culture of safety and continuous learning.

Zero [LA]
fatalities

1.49 [LA]
Lost time injury frequency rate (LTIFR)

1.08 [LA]
Reportable injury frequency rate (RIFR)

[LA] *Limited assurance.*

ENVIRONMENTAL

Over the years we have systematically become increasingly green. We migrated away from potable water, mine dumps have been removed and reprocessed, clearing and restoring thousands of hectares of land with several hundred hectares due to be rehabilitated before we are done.

Environmental spend
R41.9m

25ha LA
tailings deposition facilities vegetated

30ha LA
land clearance received for redevelopment

Dust exceedances
1%

2 380Ml LA
potable water consumption

LA *Limited assurance.*

SOCIAL

Our business model would not be complete, and perhaps not even worth pursuing, in the absence of social relevance and therefore we strive to improve the quality of life of those living in the proximity to our operations to alleviate poverty and provide educational opportunities to the youth.

R16.6m
training spend

25%
women in mining

75%
Historically disadvantaged South Africans

Total social and economic development spend
R55.2m LA

LA *Limited assurance.*



OUR PURPOSE

Rolling back the environmental legacy of mining, adding to quality of life.

OUR VISION

To grow and diversify our business by unlocking value and providing sustainable solutions to mine waste through specialist skills and technology.

OUR VALUES

- **Honesty in all our dealings**
- **Achieving goals through teamwork**
- **Everyone deserves respect, dignity and fairness**
- **Think, stay informed**
- **Our word is our bond**
- **Courage to change**



The **REWIND** icon on the cover page aligns with **DRDGOLD's purpose of reversing the environmental legacy of mining.**

SUSTAINABLE DEVELOPMENT GOALS

8 UNITED NATIONS SUSTAINABLE DEVELOPMENT GOALS


1 NO POVERTY
4 QUALITY EDUCATION
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
17 PARTNERSHIPS FOR THE GOALS

aligned to our purpose, vision and strategy

Over time we have developed skillsets and systems to profitably and sustainably achieve our purpose. By removing mining residue we restore the environment and free up previously sterilised land for sustainable land use. By removing sources of airborne dust and effluent, in turn, we also improve the quality of life of those living nearby.

CONTENTS

OVERVIEW

ABOUT DRDGOLD

VALUE CREATION, STRATEGY AND PERFORMANCE

GOVERNANCE

OTHER INFORMATION

In this annual integrated report, we address, *inter alia*, the performance and sustainable value creation of Ergo Mining Proprietary Limited (Ergo) and Far West Gold Recoveries Proprietary Limited (FWGR), the reclamation operations owned and managed by DRDGOLD Limited (the Company or the Group) during the financial year from 1 July 2022 to 30 June 2023.

FORWARD-LOOKING STATEMENTS

Some of the information in this report may contain projections or other forward-looking statements regarding future events or other financial performance, including information relating to our Group, that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this report, the words "estimate", "project", "believe", "anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a prolonged strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our Form 20-F for the fiscal year ended 30 June 2023, which we filed with the United States Securities and Exchange Commission (SEC) on 30 October 2023. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or the occurrence of unanticipated events. Any forward-looking statement included in this report has not been reviewed or reported on by DRDGOLD's auditors.

OVERVIEW

OVERVIEW

Our network of assets is unrivalled in South Africa and our focus is optimising these assets to increase gold production.





ABOUT THIS REPORT

In this annual integrated report, we address, *inter alia*, the performance and sustainable value creation of Ergo Mining Proprietary Limited (Ergo) and Far West Gold Recoveries Proprietary Limited (FWGR), the reclamation operations owned and managed by DRDGOLD Limited (DRDGOLD), during the financial year from 1 July 2022 to 30 June 2023 (FY2023).

REPORTING SCOPE AND BOUNDARY

Our annual integrated report has been prepared to comply with the Integrated Reporting Framework and the Global Reporting Initiative (GRI) Standards.

We apply various standards, codes, principles and guidelines during our reporting processes including, the King IV Report on Corporate Governance for South Africa, 2016 (King IV), the JSE Limited (JSE) Listings Requirements (JSE Listings Requirements), and the Companies Act of South Africa (Act No. 71 of 2008) (Companies Act). We also report on our contribution to the various United Nations Sustainable Development Goals (SDGs) as well as the World Gold Council Responsible Gold Mining Principles (WGC RGMPs) which are of strategic importance to us. We have also incorporated, where relevant and reliable data was available, recommended disclosures in this report guided by the JSE Sustainability and Climate Change Disclosure Guidance as issued in June 2022. We engaged with an external expert to perform an assessment of gaps between our integrated report and the JSE Sustainability and Climate Disclosure Guidance. We acknowledge the issuance of the IFRS S1 and IFRS S2 standards by the International Sustainability Standards Board in June 2023 as well as the SEC's climate related proposal requirements and as a result of all these developments, we will be expanding the gap analysis performed to include these as well.

We communicate the sustainability of our business and compliance in terms of our listings on the Johannesburg Stock Exchange (JSE) and the New York Stock Exchange (NYSE) to our shareholders as our providers of capital. We also identify and report on our engagement with our other stakeholders. Our previous integrated report for the financial year from 1 July 2021 to 30 June 2022 can be found on the company's website: *https://www.drdgold.com/investors/reports-and-results#ars2022*

Our accompanying annual financial statements (AFS) for the year ended 30 June 2023 and notice of annual general meeting (NOM) for the year ended 30 June 2023, which includes summary consolidated financial statements, and the ESG Fact Sheet 2023 can be found on the company's website: *https://www.drdgold.com/investors/reports-and-results#ars2023*.

MATERIALITY CONSIDERATION

We have followed a process of evaluating information we believe is material to include in this report. Our material issues are considered by our executive committee (Exco) who are responsible for delivering our strategy, under the oversight of the board of directors (Board), in an integrated manner to create sustainable value for our stakeholders. Material disclosures are typically those showing how we have created value for our various stakeholders, the various factors (positive or adverse) which impact our ability to create value as well as our impacts on the economy, communities, employees and the environment. These material issues have been included on *page 8* of this report.

The JSE Sustainability and Climate Change Disclosure Guidance refers to the concept of double materiality and recommends that:

- Those sustainability issues that could reasonably be foreseen to meaningfully affect a company's operational and financial results, should be disclosed in an annual integrated report
- More detailed sustainability information relating to the organisation's management of its significant impacts of the economy, society and the environment should be disclosed

A formal analysis of the divergence between our current materiality considerations and the new materiality concept will be performed in FY2024.

OUR SUITE OF REPORTS

Annual Integrated Report 2023


2023

Annual Financial Statements 2023


2023

ESG Fact Sheet 2023


ESG
2023

Notice of Annual General Meeting 2023


2023

ABOUT THIS REPORT continued

PROCESS FOLLOWED IN COMPILING THE INTEGRATED REPORT

The integrated report is prepared from information presented to the Board and respective committees, financial results presentations and publications, external reporting information and information prepared by various departments within the organisation. The report is prepared under the supervision of Mr Riaan Davel, the Company's Chief Financial Officer (CFO). Various personnel contribute to the drafting of the report, including Exco members, and this process is overseen by an integrated reporting project head. We also use the assistance of an external expert on integrated reporting to continually enhance the quality of our reporting.

HOW WE ENSURE THE INTEGRITY OF THE REPORT

The Exco and various heads of departments review the report before submission to the Board for review. Certain sections of the report are also reviewed by external assurance providers and external experts. Our financial statements included in the annual financial statements are assured by independent assurance provider, BDO South Africa Inc. Selected sustainability key performance indicators, marked as LA in this report, have been assured by an independent assurance provider, BDO South Africa Inc. Their independent assurance practitioner's report can be found on pages 137 to 139.

RESPONSIBILITY AND APPROVAL

We, the DRDGOLD Board, including the Audit Committee, acknowledge our responsibility for the compilation of this report and ensuring the integrity and completeness of the information presented. The Board has reviewed this report and applied its collective mind throughout the preparation of this report.

We believe that the report is presented in line with the Integrated Reporting Framework and complies in all material respects with the relevant statutory requirements of the various regulations governing disclosure and reporting by DRDGOLD. The annual integrated report, our AFS and NOM were formally approved by the Board at a meeting on 26 October 2023.

Timothy Cumming
Chairman
30 October 2023

Queries should be addressed to:

Riaan Davel
Chief Financial Officer
Tel: +27 11 470 2608
Email: riaan.davel@drdgold.com

PROCESS FOLLOWED IN THE PREPARATION OF THE REPORT

Compiling our report

- Integrated Reporting Framework and GRI Standards applied
- Content from Board, Exco, respective committees and departments, supervised by CFO

Ensuring the integrity of the report

- Board and Exco review
- Coordinated by integrated reporting project head

Approvals of the report

- Exco sign-off and Board approval

Improving the quality of the report

- Assistance from an external expert is provided

OUR MATERIAL ISSUES

DRDGOLD MATERIALITY APPROACH AND VALUE DRIVERS

We have spent time reviewing the application of materiality in our business relative to our value drivers, strategic imperatives, purpose, risks and opportunities.

The review is also informed by the annual strategic alignment session held by the executive committee, whereby the most material issues in our business are evaluated on how to optimise enterprise value, which is fundamentally driven by optimising our existing resource and new assets in our growth trajectory.

The strategic alignment session also includes the impacts that our business has on our society and how we can improve their quality of life, the environment and how we can find ways to reduce water pollution, improve the quality of air and increase grey water usage.

This review has allowed us to focus on areas of our business that really matter from a value creation perspective in the short term (1 year), medium term (2 to 6 years) and long term (6 years onwards).

This report to our stakeholders reflects the same materiality lens applied by the Board and management of the Company (Management) in terms of risks and opportunities, strategic focus areas, performance measurement, outcomes and outlook that are aligned to our most important value drivers.

In June 2022, the JSE released the JSE Sustainability Guidance which adopts the "double materiality" approach and recommends that:

- Those sustainability issues that could be foreseen to meaningfully affect a company's operational and financial results, should be disclosed in an annual integrated report
- More detailed sustainability information relating to the organisation's management of its significant impacts on the economy, society and the environment should be disclosed

We have begun the process of considering the concept of "double materiality" and how this would affect disclosure in our integrated and sustainability reporting. This process will be reported on in the FY2024 annual integrated report.

The table below represents the outcomes of the 2023 materiality assessment:

Growth	Extraction and efficiency enhancements	Throughput capacity	Financial	Environmental	Social	Regulatory and governance
• Consolidation of the business of tailings in South Africa	• Less consumption of power, water and chemicals • Mine all our resources for longer • Use of technology to improve extraction and plant efficiencies	• Increase our deposition capacity • Develop new reclamation sites • Infrastructure development	• Containment of production costs • Generation of positive free cash flows • Limiting our exposure to debt • Dividend yield and regularity	• Rehabilitated land affected by mine waste • Concurrent vegetation • Potable water consumption and energy consumption • Carbon footprint • Dust monitoring and mitigation • Environmentally friendly tailings dams	• Improve air quality • Reduction of water pollution • Poverty alleviation (urban farming) • Safe workplace • Growth and development of employees • Fair and equitable remuneration	• Adherence to laws and regulations • Effective stakeholder engagement • Ethics and good corporate governance • Safe tailings dams

LEADERSHIP REVIEW



Timothy Cumming / Chairman   Niël Pretorius / (CEO)

"We continue to pursue our vision and strategies for the Company and, in the process, help to responsibly roll back the environmental legacy of mining."

FY2023 was a year of transition for DRDGOLD – several high-volume reclamation sites reached the end of their life, to be replaced by four new sites at Ergo and one at FWGR. Although we experienced very significant delays in commissioning new sites, due mainly to a very complex water usage licensing regime, and volume throughput was much lower than what we had targeted, higher grades from the mechanical mining of a number of clean-up and legacy sites and a favourable gold price assisted in delivering a decent set of results. We experienced a few challenging weather events in the form of extreme rain storms and this warranted careful water management on our side. Furthermore, higher levels of electricity curtailment and load shedding were experienced in FY2023 compared to all prior years.

Despite this, the Company produced good results with just under 170 000 ounces of gold produced, revenue increased by 7% to R5 496.3 million and headline earnings growth of 14% to R1 274.1 million. We generated a cash operating profit of R1.8 billion and after paying R515.3 million in dividends, re-investing R1.1 billion in capital expenditure and paying R314.8 million in income tax. We ended the year with R2.47 billion in cash savings. This allowed a final dividend for the year of 65 cents taking the total dividend for FY2023 to 85 cents. The key to the successful exploitation of our Company's resource, which consists of several mine dumps spread across the East, Central and Far West Rand, lies both in the sequencing of retreating reclamation sites as well as in the mix that is fed through to the plants. We choose not to 'high-grade' our dumps i.e. mining out the highest-grade dumps first - but rather to blend material from multiple sites to ensure that the optimal head-grade is processed. This way we give ourselves the best chance of mining as much of our resource as we can over time.

Maintaining economies of scale is crucial and therefore it is essential that the development of sequential sites is done timeously so that the commissioning of each new site overlaps the depletion of the site it replaces.

We believe that we learned a few valuable lessons in FY2023 in dealing with the water usage licensing process. Future delays could potentially be reduced by starting the application process earlier, aiming to engage with the regulator promptly to comprehend their requirements and take proactive steps towards fulfilling them. It was through proactive engagement in this fashion that we secured the lifting of the suspension of a license that the Department of Water and Sanitation (DWS) issued at our Valley Silts site which had arisen after an appeal had been lodged by an NGO which had automatically brought about the suspension of our license.

To stay aligned with the operating plan that we set out in the Technical Report Summary we filed in FY2023 with the SEC, it is important that we continue to invest in those dynamics that could impact throughput, continuity of operations and recovery efficiency. Two key areas of investment in this regard are tailings storage facility (TSF) capacity (increasing capacity at both Ergo and FWGR) and electricity.

In terms of TSF capacity, our recent experiences with the DWS have caused us to revisit our approach regarding the conditions we wish to pursue for the design of the environmental containment measures at these facilities. We were reluctant to go the route of having to use a synthetic liner and believed that our particular design without a liner would be as effective in preventing water pollution. However, the DWS' commitment to the idea of a synthetic membrane is absolute and this design approach is, on balance, also favoured by most international institutions that concern themselves with tailings management. We have therefore abandoned the idea of challenging the regulator and have filed an application to amend the design of the Regional Tailings Storage Facility (RTSF) on the Far West Rand to specify a synthetic liner. The same will apply to the final life design of the Withok compartment of the Brakpan/Withok TSF. The RTSF's initial starter and outer wall, up to the tenth lift, will now also be constructed using a centre line/down-stream design to add to the geotechnical stability of the facility. We have submitted this application and have met with the regulator to gauge their stance.

Early signs are favourable and we believe we stand a good chance of receiving approval for the amendment to the license conditions during FY2024. If so, we will start construction in 2024. This accounts for a portion of our budgeted capital spend for the year (R284 million of R3.5 billion). In the event that regulatory approvals are delayed, the Sibanye-Stillwater Leeudoorn TSF is evaluated as a viable interim alternative to the RTSF while regulatory approvals are obtained.

In terms of our addressing the very substantial hindrance of unreliable electricity supply (both from Eskom and municipalities), we started construction in FY2023 of a 60MW photovoltaic power plant at Ergo together with work to link this facility to the national grid in order to facilitate electricity wheeling. The first 20MW of the plant should be commissioned by the end of October 2023, and by the end of the first quarter of FY2024 we will have added a further 40MW of generating capacity. Added to this will be a 160MWh power storage facility expected to be commissioned by the end of October 2024. This facility will considerably reduce operational risk, reduce the cost of power and almost halve our carbon footprint whilst also delivering a significant investment return for the Company. As a company whose entire strategy is built around sustainable development and integrated value add, this is a textbook example of an investment in technology that contributes to a range of sustainable development capital-stocks. R2 billion of our planned R3.5 billion capital programme in FY2024 is committed to this solar project.

In last year's Leadership Review letter we wrote about our ambitions to grow by taking advantage of opportunities within the Sibanye-Stillwater Limited group (Sibanye-Stillwater), particularly in the PGM-from-tailings space. Sibanye-Stillwater allowed us to review the viability of a number of non-core, mature assets that did not form part of any of their own near-term development plans. Our team, working with Sibanye-Stillwater, identified two very attractive projects which we have since offered to develop. Execution is not simple though. While attractive and robust, the projects, which focus mostly on chrome, are integrated within existing Sibanye-Stillwater projects and their development still needs to be agreed upon. There are also certain market dynamics of supply and demand which need careful consideration together with logistical arrangements that are not straightforward. The concentrate that would be produced would need to meet very specific parameters to fit the mix that Sibanye-Stillwater requires.

Although the decision as to whether we get to move ahead with this opportunity is very much that of Sibanye-Stillwater, the experience of reviewing this project in itself was not without value. It is clear that our team has developed the ability to identify value which conventionally is not that apparent and, in an industry where the standards of environmental governance that are now demanded are a few notches above that which was envisaged when many operations started, applying the earning capacity of tailings as currency toward closure and the enhancement of biodiversity – areas in which many corporations have limited knowledge and experience – could become an interesting part of our value proposition. We see opportunity where this unique skill set could be offered as a service to assist large mining groups to activate the earning potential of their mine-waste through the repurposing of mature infrastructure to offer a solution both commercially, environmentally and reputationally. Work to document the impact that our process has on enhancing biodiversity is being undertaken at Driefontein 5 dam and we believe that this could serve as a model for expanding our reach as tailings retreatment specialists. We will continue to look for ways to grow further through leveraging our experience, reputation and relationships.

In conclusion we pause to reflect on South Africa as an investment jurisdiction, especially in view of the very large investments and capital commitments we plan for the near and medium term. The picture is far from ideal with the Fraser Institute's 2022 mining survey placing South Africa very close to the bottom of the list of the world's investment jurisdictions. However, our view is that the potential of a jurisdiction from an investment perspective is not just a function of political and mining regulatory governance. South Africa has an exceptionally influential and dynamic private sector, and many companies in South Africa match the performance of their international peers on the back of solid performance and results.

They do so by finding innovative solutions for gaps in political delivery and are becoming increasingly prominent in the high-risk areas of combating crime (especially illegal mining and theft in the mining industry) and the 'construction and tender mafia', restoring logistics and supplementing our failing national electricity utility. By way of example, it is said that private investment in photovoltaic power in South Africa has doubled the output of renewable power in the 12 months from March 2022, and that there is now an estimated 4.4 gigawatt of installed solar power capacity in the country – the equivalent of two stages of load shedding (where South Africa currently experiences very daunting electricity loading shedding that varies between Stage 2 and Stage 6).

The private sector is systematically extending its influence over strategic services and infrastructure and in so doing, reducing the risk of an absent and incompetent state. Naturally we would prefer that we did not have to expend capital and effort on addressing these kinds of external challenges but doing so nonetheless improves our resilience as a company and places a premium on our ability to innovate as well as mitigate the prevailing risks - which is something that this Company has thrived on.

We are also witnessing, although gradually and at the moment mostly at local level, the emergence of a younger, externally focused political leadership eager to collaborate with the private sector and intent on lifting the quality of service-delivery. So, while we are by no stretch of the imagination out of the woods, it is clear that the mindset of South Africans is changing toward a more independent, doing-it-for-themselves attitude. This has certainly been our attitude for quite some time, and it has stood us in good stead thus far.

Finally, during FY2023, both management and the Board paid close attention to the development of the Global Industry Standard on Tailings Management (GISTM) and its principles and requirements. We have assessed all our active TSFs against this code and have uploaded our progress and findings on our website for further scrutiny by interested parties.

In closing we would like to thank our management teams and staff for their efforts in delivering results against challenging conditions, our Board for their guidance and attention to the Company's strategy and operations. We also thank our shareholders for their continued support and look forward to further engagements as we continue to pursue our vision and strategies for the Company and, in the process, help to responsibly roll back mining's environmental legacy.

Timothy Cumming / Chairman

Niël Pretorius / Chief Executive Officer

30 October 2023

CHIEF FINANCIAL OFFICER'S REVIEW



Riaan Davel / Chief Financial Officer

"With a solid cash position and growth projects in place, we look forward to expanding our exciting business model and continue to roll back the environmental legacy of mining, adding to the quality of life for all our stakeholders."

In a financial year filled with "switch-over" challenges between sites for both operations, load shedding, ever-increasing security threats, cost and supply pressures and societies in distress, we are proud of the results achieved. We met our gold production guidance, came in at just above cash operating costs per kilogram and progressed our extensive capital programme as planned.

FWGR moved over to a major new reclamation site and Ergo delivered solid results in an environment where tonnages were tough to achieve. For the Group, gold production decreased by 8% year-on-year while cash operating costs per kilogram increased by 16%, evidencing local and world-wide pressure on costs. With the average gold price received increasing by 16% to R1 041 102/kg, we generated free cash flow of R469.1 million, after a capital spend of R1 145.2 million. Then, with cash dividends of R515.3 million, we ended the financial year with cash and cash equivalents of R2 471.4 million, only R54.2 million less than the prior year.

After declaring an interim dividend during the financial year of 20 cents per share, we also declared a final dividend of 65 cents per share. This marks the Company's sixteenth consecutive financial year in which it is paying a dividend. The dividend yield at 30 June 2023 was 4.3%. We are delighted to continue paying dividends, while also keeping cash available for the growth phase that the Company is embarking on.

With a solid cash position and growth projects in place, we look forward to expanding our exciting business model and continue to roll back the environmental legacy of mining, adding to the quality of life for all our stakeholders.

As set out in the value added statement on page 33, there was an increase of 10% in the total economic value distributed year-on-year and we were able to make an economic contribution to various stakeholders, including shareholders, suppliers, employees, communities and the fiscus. Consequently, as a business, we continue to add value to the South African economy.

In FY2024, we look forward to a better volume profile at both operations, navigating cost pressures and generating cash, and taking further steps in setting up the expansion of both operations. We are also busy with the next phase of our solar project and are excited to see its contribution to the business.

Financial performance scorecard

		2023	2022
Gold produced	kg	**5 282**	5 720
	oz	**169 820**	183 902
Gold sold	kg	**5 273**	5 714
	oz	**169 531**	183 709
Volume throughput	Mt	**23.0**	28.2
Cash operating costs	R per kg	**697 382**	600 875
All-in sustaining costs	R per kg	**827 148**	721 684
Average gold price received	R per kg	**1 041 102**	894 409
Operating profit	Rm	**1 819.0**	1 685.1
Operating margin	%	**33.1**	32.9
Capital expenditure	Rm	**1 145.2**	584.1
Free cash inflow	Rm	**469.1**	871.6
Borrowings	Rm	**—**	—
Dividend declared	cps	**85**	60

GOLD PRODUCTION

The Group's gold production for the year was lower at 5 282 kg, reflecting an 18% decrease in throughput from 28.2Mt to 23.0Mt, while the average yield increased by 13% from 0.203g/t to 0.229g/t. Gold production at Ergo decreased by 5% to 3 931kg due to a 22% decline in throughput from 22.1Mt to 17.3Mt. Throughput was affected by significant load shedding at the beginning of the financial year. This mostly affected the City Deep 4A8 operation, which drew power directly from Joburg City Power. A power supply cable to draw power directly from the Eskom substation at City Deep was installed which alleviated lost tonnages due to load shedding in the second half of the year. A further contributing factor to the reduction in tonnage was the depletion of high-volume reclamation sites (4L2, 4L50 and Elsburg) at City Deep and Ergo. Delays were experienced in obtaining the necessary authorisations from the Department of Water and Sanitation to commence reclamation of major site, Rooikraal, with reclamation commencing in July 2023, approximately seven months after the planned date. The decrease in tonnage was offset by additional sand material targeted and trucked to City Deep, Knights and Ergo. Yield at Ergo was higher from 0.188g/t to 0.227g/t as a result of higher-grade material encountered during the final stages of clean-up and the reclamation of high-grade sand material. FWGR production decreased by 14% from 1 564kg to 1 351kg due to a 7% decrease in volume throughput to 5.7Mt. The average yield decreased by 8% from 0.257g/t to 0.237g/t as a result of Driefontein 5 nearing the end of its life of mine and entering final clean up, operational delays in commissioning Driefontein 3 and severe rainstorms which occurred in December 2022 and February 2023, leading to disruptions.

CASH OPERATING COSTS

Total cash operating costs increased by 6% from R3 463.8 million to R3 688.1 million. Ergo's cash operating costs increased by 6% from R3 009.8 million to R3 183.2 million. FWGR's cash operating costs increased by 11% from R454.0 million to R504.9 million. Both operations experienced cost pressures, driven substantially by the above inflationary increases in the cost of electricity, diesel, steel-related products and cyanide. Furthermore, both operations experienced significant increases in machine hire costs due to mechanical reclamation to reclaim material from the major clean-up sites. Group cash operating costs per kilogram increased by 16% to R697 382/kg from R600 875/kg, reflecting the increase in total cash operating costs for Ergo and FWGR, and a decrease in the gold sold.

ALL-IN SUSTAINING COSTS (AISC)

AISC increased by 6% from R4 123.70 million to R4 361.5 million because of increases in cash operating costs. The Group's AISC was R827 148/kg compared to R721 684/kg in FY2022, the increase as a result of the decrease in gold sold. Ergo's AISC was R895 741/kg, compared to R826 891/kg due to an increase in cash operating costs and a decrease in sustaining capital expenditure from R364.1 million to R266.1 million. FWGR's AISC was R545 780/kg compared to R396 762/kg, due to an increase in cash operating costs and an increase in sustaining capital expenditure from R132.2 million to R205.1 million.

OPERATING PROFIT

Operating profit was 8% higher at R1 819.0 million in FY2023 from R1 685.1 million mainly due to a 16% increase in the average Rand gold price partially offset by cost pressures which resulted in a 6% increase in cash operating costs.

Our profits are sensitive to fluctuations in the gold price as we are a price taker and do not enter into hedges or forward contracts, unless in response to a specific business risk, such as liquidity.



The diagram below illustrates the impact that a 10% increase or decrease in the average Rand gold price would have had on our FY2023 revenue and operating profit, keeping all other variables constant.

REVENUE

10% decline

in gold price = R4.9 billion

10% increase

in gold price = R6.0 billion

OPERATING PROFIT

10% decline

in gold price = R1.3 billion

10% increase

in gold price = R2.4 billion

The table below illustrates a five-year analysis of operating profit delivery at each level of the average gold price received.

Historical operating profit

	Average gold price received R per kg	Cash operating costs R per kg	Total operating profit* Rm
2019	577 483	499 749	371.8
2020	768 675	482 417	1 562.1
2021	917 996	540 338	2 170.7
2022	894 409	600 875	1 685.1
2023	**1 041 102**	**697 382**	**1 819.0**

** Comprising Ergo and FWGR operating profit of R923.6 million (2022: R730.3 million) and R895.4 million (2022: R954.8 million) respectively.*

DIVIDEND DECLARED

We declared a dividend of 85cps in respect of FY2023 despite a decrease in free cash flow generated for the year, delivering on our policy to pay out a dividend in respect of each financial year. We continue to show strength in our liquidity position, with no bank debt.

Summarised group statement of profit and loss

	2023 Rm	2022 Rm
Revenue	**5 496.3**	5 118.5
Cost of sales	**(3 911.0)**	(3 741.5)
Gross profit from operating activities	**1 585.3**	1 377.0
Other income	**10.4**	91.3
Administration expenses and other costs	**(172.9)**	(161.2)
Finance income / (expense) – net	**263.6**	151.0
Profit before tax	**1 686.4**	1 458.1
Income tax	**(405.0)**	(334.3)
Profit for the year	**1 281.4**	1 123.8

REVENUE

Revenue increased by 7% to R5 496.3 million, comprising R4 108.6 million by Ergo and R1 387.7 million by FWGR. This is due mainly to the increase in the average gold price received by 16% from R894 409kg to R1 041 102/kg and a decrease of 441kg of gold sold.

COST OF SALES

Cost of sales is mainly made up of materials, labour, electricity, contractors and depreciation and has increased to R3 911.0 million from R3 741.5 million in FY2022.

OPERATING COSTS[1] (%)


Operating costs (%) 2023
2%
4%
4%
8%
32%
15%
17%
18%
Materials
Contractors
Other
Machine hire
Labour
Electricity
Security expenses
Water


Operating costs (%) 2022
2%
4%
4%
9%
28%
16%
18%
19%
Materials
Contractors
Other
Machine hire
Labour
Electricity
Security expenses
Water

[1] *Other operating costs have been restated from 12% in the prior year published report to 9% as disclosed above.*

ADMINISTRATION EXPENSES AND OTHER COSTS

Administration expenses and other costs increased as a result of inflation. Included in administration expenses and other costs in FY2023 is the expense for the equity settled long-term incentive scheme which increased by 20% from R18.4 million to R22.0 million due to the higher grant date fair value for recent grants.

FINANCE INCOME/(EXPENSE) – NET

Finance income increased from R225.8 million to R334.3 million mainly due to increases in interest rates. The remainder of the increase is as a result of a decrease in the present value of the payments made under protest resulting from an increase in the discount period and discount rate.

Finance expense decreased from R74.8 million to R70.7 million. Included in the finance expense is the unwinding of provision for environmental rehabilitation of R46.2 million compared to R45.0 million in FY2022. The ABSA Revolving Credit Facility (RCF) was not renewed in September 2022 leading to decreases in commitment fees.

INCOME TAX

Income tax comprises of R286.3 million (FY2022: R261.6 million) current tax and R118.7 million (FY2022: R72.7 million) deferred tax. Both Ergo and FWGR were in tax paying positions in the current year. Current tax increased as a result of increased profitability, deferred tax increased as a result of property, plant and equipment acquired for which accelerated capital deductions have been fully claimed. The forecast weighted average tax rate of Ergo has remained at 22% (FY2022: decreased from 25% to 22%). The forecast weighted average tax rate of FWGR has remained at 29% (FY2022: decrease from 30% to 29%).

Summarised group statement of financial position

	2023 Rm	2022 Rm
Non-current assets		
Property, plant and equipment	**3 909.5**	3 084.1
Investments in rehabilitation obligation funds and other funds	**789.7**	710.8
Other non-current assets [1]	**208.3**	191.8
Deferred tax asset	**32.8**	14.5
Current assets		
Inventories	**413.6**	389.3
Current tax receivable	**40.6**	12.6
Trade and other receivables	**288.6**	149.5
Cash and cash equivalents	**2 471.4**	2 525.6
Total assets	**8 154.5**	7 078.2
Equity	**6 274.1**	5 439.9
Non-current liabilities		
Provision for environmental rehabilitation	**562.1**	517.7
Deferred tax liability	**560.7**	451.9
Liability for post-retirement medical benefits	**10.5**	10.4
Non-current portion of lease liabilities	**28.4**	32.8
Current liabilities		
Trade and other payables	**700.5**	598.4
Other current liabilities [2]	**18.2**	27.1
Total equity and liabilities	**8 154.5**	7 078.2

[1] Includes payments made under protest and investments in other entities of R39.7 million (FY2022: R40.4 million) and R168.6 million (FY2022: R151.4 million) respectively.

[2] Includes current portion of lease liabilities of R11.3 million (FY2022: R19.5 million) and current tax liabilities of R6.9 million (FY2022: R7.6 million).



PROPERTY, PLANT AND EQUIPMENT

Capital additions for the year were R1 022.6 million. Additions of R6.1 million were made to the IFRS 16 right of use asset which is included as part of property, plant and equipment. Capital additions at Ergo included:

- Installation of new pump stations and piping for sites currently included in the life of mine
- Development of the solar plant project

Capital additions at FWGR related mainly to sustaining business improvements and Driefontein 3 as well as the further development of the Phase II project. More information is provided in the Operational performance section on pages 71 to 73.

INVESTMENTS IN REHABILITATION OBLIGATION FUNDS AND OTHER FUNDS

Rehabilitation obligation funds

The use of the funds in the environmental rehabilitation trust and the cell captive is restricted and may only be used for environmental rehabilitation activities within the DRDGOLD group of companies. The increase is a result of interest earned.

Other funds

During the current year, premiums were paid into the Guardrisk cell captive for the build-up of self-insurance of the Group's directors and officers. Increases are also as a result of interest earned.

OTHER NON-CURRENT ASSETS

Included in non-current assets are equity investments at fair value through other comprehensive income of R168.6 million (FY2022: R151.4 million). This is comprised mainly of DRDGOLD's 11.3% interest in Rand Refinery Proprietary Limited, the fair value of which is estimated at R156.3 million at 30 June 2023 compared to R136.1 million at 30 June 2022.

The fair value is estimated using the income approach and discounted cash flow method, with both observable and non-observable inputs. The increase is mainly as a result of an increase in commodity prices. DRDGOLD's interest in Australian listed company, West Wits Mining, is also included in the balance. The investment decreased from R10.7 million in FY2022 to R7.2 million in FY2023 due mainly to a decrease in the share price of West Wits Mining Limited.

TRADE AND OTHER RECEIVABLES

Included in trade and other receivables is prepayments made towards capital projects, including those of the solar project of R185.5 million (FY2022: Rnil), R56.6 million of VAT receivable (FY2022: R75.1 million) and other receivables of R23.3 million (FY2022: R51.9 million).



INVENTORIES

Included in inventories is R232.7 million relating to consumable stores (FY2022: R197.5 million), R82.8 million of gold bullion (FY2022: R64.8 million), R67.9 million gold in process (FY2022: R75.1 million) and R30.2 million ore stockpiles (FY2022: R51.9 million).

CASH AND CASH EQUIVALENTS

Cash and cash equivalents decreased by R54.2 million (FY2022: increased by R338.6 million) after paying dividends of R515.3 million (FY2022: R513.6 million), capital additions of R1 145.2 million (FY2022: R584.1 million) and paying income tax of R314.8 million (FY2022: R262.7 million).

PROVISION FOR ENVIRONMENTAL REHABILITATION

The provision for environmental rehabilitation increased by R44.4 million as a result of the following:

- Change in estimate recognised in profit or loss of R7.1 million, reducing the liability
- Change in estimate recognised in property, plant and equipment of R20.4 million, increasing the provision mainly as a result of double digit inflationary increases in machine hire rates
- Payments of R15.1 million (FY2022: R28.7 million) made for vegetation of 20ha of the Brakpan/Withok TSF and 5.1ha of the Driefontein 4 TSF decreasing the provision
- Unwinding of R46.2 million (FY2022: R45.0 million) was recognised increasing the provision

DEFERRED TAX LIABILITY

The deferred tax liability increased due mainly to the acquisition of property, plant and equipment that has been fully claimed as accelerated capital deductions for income tax.The forecast weighted average tax rate of Ergo has remained at 22% (FY2022: decreased from 25% to 22%). The forecast weighted average tax rate of FWGR has remained at 29% (FY2022: decrease from 30% to 29%)

TRADE AND OTHER PAYABLES

The increase in trade and other payables is as a result of an increase in provisions and accruals. The current ratio has slightly decreased from 4.9:1 in FY2022 to 4.5:1 in FY2023.



Summarised group statement of cash flows

	2023 Rm	2022 Rm
Net cash inflow from operating activities	**1 655.6**	1 497.8
Net cash outflow from investing activities	**(1 186.5)**	(626.2)
Net cash outflows from financing activities	**(532.2)**	(533.0)
Net (decrease) / increase in cash and cash equivalents	**(63.1)**	338.6
Effect of exchange rate fluctuations on cash	**8.9**	7.0
Cash and cash equivalents at the beginning of the year	**2 525.6**	2 180.0
Cash and cash equivalents at the end of the year	**2 471.4**	2 525.6
Included in net cash flows from operating activities:		
Working capital changes	**44.2**	62.9
Trade and other receivables	**19.9**	25.7
Payment made under protest	**(12.6)**	(15.2)
Consumable stores and stock piles	**(13.6)**	(18.9)
Trade and other payables	**50.5**	71.3

NET CASH FLOWS FROM OPERATING ACTIVITIES

Free cash inflow was R469.1 million in comparison with free cash inflow of R871.6 million in FY2022, mainly due to the increase in capital spend of R561.1 million during the year.

Free cash flow is a measure used as a key performance indicator (KPI) in our short-term incentive scheme and is an indicator of the Company's ability to generate healthy cash flows from its operating activities to fund future expansions, declare dividends and maintain low gearing. It is calculated by deducting cash flow from investing activities from cash flow from operating activities.

NET CASH FLOWS FROM INVESTING ACTIVITIES

Net cash flow from investing activities comprises R1 145.2 million capital expenditure (FY2022: R584.1 million) and environmental payments of R13.8 million (FY2022: R25.4 million).

WORKING CAPITAL CHANGES

Working capital changes generated a cash inflow of R44.1 million in comparison with a cash inflow of R62.9 million in the previous year, mainly as a result of an increase in trade and other receivables and an increase in the trade and other payables balance at year end.


Free cash flow (Rm)
1200
1000
800
600
400
200
0
-200
(14.7)
926.4
1 126.8
871.6
469.1
2019
2020
2021
2022
2023
Free cash flow (Rm)

Capital spend

	Rm
2019	**347.4**
2020	**181.1**
2021	**395.7**
2022	**584.1**
2023	**1 145.2**

OUTLOOK

We expect throughput for FY2024 to be higher than FY2023 as the newly commissioned major reclamation sites start to contribute and therefore guide production at between 165 000 ounces and 175 000 ounces. We guide cash operating costs at approximately R770 000/kg and expect a total capital investment of approximately R3.5 billion as we start to reinvest our cash savings in the business.

Riaan Davel / Chief Financial Officer
30 October 2023



THREE-YEAR REVIEW

		2023	2022	2021
GROUP OPERATING RESULTS				
Ore milled	'000t	**23 032**	28 189	29 111
Yield	g/t	**0.229**	0.203	0.197
Gold produced	kg	**5 282**	5 720	5 723
	oz	**169 820**	183 902	183 999
Gold sold	kg	**5 273**	5 714	5 734
	oz	**169 531**	183 709	184 352
Average price received	R/kg	**1 041 102**	894 409	917 996
	$/oz	**1 823**	1 829	1 854
Cash operating costs	R/kg	**697 382**	600 875	540 338
	$/oz	**1 221**	1 229	1 091
Sustaining capital expenditure	Rm	**476.3**	496.4	353.0
All-in sustaining costs	R/kg	**827 148**	721 684	626 247
	$/oz	**1 449**	1 476	1 265
GROUP PERFORMANCE INDICATORS				
Operating margin	%	**33.1**	32.9	41.2
All-in sustaining costs margin	%	**20.6**	19.4	31.8
Headline earnings per share	cps	**148.2**	130.7	168.4
Return on equity	%	**20.4**	20.7	29.9
ASSET AND DEBT MANAGEMENT				
Free cash inflow[1]	Rm	**469.1**	871.6	1 126.8
Current ratio	times	**4.5**	4.9	5.0
Debt to equity ratio		**-**	-	-
Interest cover[2]	times	**-**	13.9	19.0
Net asset value per share	cents	**726**	629	558
MARKET VALUE AND SHAREHOLDER RETURNS				
Market price per share	cents	**1 992**	988	1 493
Ordinary shares in issue		**864 588 711**	864 588 711	864 588 711
Market capitalisation	Rm	**17 223**	8 542	12 908
Price earnings ratio	times	**13.4**	7.5	8.9
Market/book ratio	times	**2.7**	2	2.7
Dividend declared per share[3]	cents	**85**	60	80
Dividend yield	%	**4.3**	6.1	5.3

[1] *Cash flow from operating activities less cash flow from investing activities.*

[2] *The RCF was not renewed effective 30 September 2022 and as a result the interest cover ratio has not been reported on in FY2023. The basis of calculation of the interest cover for FY2022 and FY2021 is consistent with that for the RCF of R200 million covenant calculation as net interest to adjusted EBITDA.*

[3] *Includes dividend of 65cps declared subsequent to year end, in respect of FY2023.*

		2023	2022	2021
GROUP SUSTAINABILITY INDICATORS				
Total economic value distributed	Rm	**4 906**	4 450	4 331
Value distributed to employees - salaries, wages and other benefits	Rm	**663**	650	598
Total socio-economic development spend	Rm	**55.2** LA	52.9 LA	48.9 LA
Fatalities		**—** LA	— LA	— LA
Lost time injury frequency rate		**1.49** LA	1.84 LA	0.80 LA
Reportable injury frequency rate		**1.08** LA	0.66 LA	0.40 LA
Women in mining (% of total staff)	%	**25**	23	23
Historically disadvantaged South Africans	%	**75**	74	72
Cyanide	tonnes	**5 996** LA	6 824 LA	6 799 LA
Scope 1 CO_2 emissions	tonnes	**8 570** LA	8 103 LA	7 449 LA
Scope 2 CO_2 emissions	tonnes	**359 909** LA	406 634 LA	404 609 LA
Total CO_2 emissions	tonnes	**368 581** LA	414 835 LA	412 145 LA
Electricity consumption	MWh	**333 249** LA	376 513 LA	381 707 LA
Diesel consumption	litres	**951 788** LA	782 333 LA	800 799 LA
Natural gas consumption	Gj	**104 806** LA	108 506 LA	96 189 LA
Potable water sourced externally	Ml	**2 380** LA	2 642 LA	2 968 LA
Total dust exceedances		**12** LA	28 LA	4 LA
Concurrent vegetation of tailings storage facilities[1]	hectares	**25** LA	58 LA	115 LA
Land rehabilitated and clearance from National Nuclear Regulator[2]	hectares	**30** LA	24 LA	— LA
EXCHANGE RATES				
Average rate	R:US$	**17.76**	15.21	15.40
Closing rate	R:US$	**18.83**	16.27	14.27

[1] *During the materiality process undertaken, a decision was made to assure the concurrent vegetation of tailings storage facilities and land rehabilitated and clearance from the National Nuclear Regulator (NNR) from FY2021.*

[2] *In FY2021, there were no land clearance certificates received and a cumulative amount of 88ha of rehabilitated land had been lodged with the NNR for clearance and awaiting approval. In FY2022, 24ha of land clearance certificates were received and applications in respect of 16ha of rehabilitated land were lodged with the NNR for approval. In FY2023, 30ha of land clearance certificates were received and there were no new applications of rehabilitated land lodged with the NNR for approval. A cumulative amount of 56ha remains outstanding from previous years for approval by the NNR.*

LA *Limited assurance.*

ABOUT DRDGOLD

ABOUT DRDGOLD

DRDGOLD is a South African gold producer and a world leader in the recovery of gold from the retreatment of surface tailings. Our network of assets is unrivalled in South Africa and our focus is optimising these assets to increase gold production.



OWNERSHIP


SIBANYE GOLD PROPRIETARY LIMITED[1]
50.1%
PUBLIC OWNERSHIP
49.3%
NON-PUBLIC OWNERSHIP[2]
0.60%
ERGO
100%
DRDGOLD LIMITED
FWGR
100%

[1] *Sibanye Gold Proprietary Limited, a wholly owned subsidiary of Sibanye-Stillwater Limited (Sibanye-Stillwater).*

[2] *Includes shareholding by subsidiary, EMO of 0.45% and shareholding by directors of the Company of 0.15%. Such shareholding is classified as non-public.*

Ergo was previously owned by Ergo Mining Operations (Proprietary) Limited (EMO). EMO was 74% owned by DRDGOLD Limited and 26% by our broad-based black economic empowerment (BBBEE) partners – Khumo Gold SPV Proprietary Limited (Khumo) and the DRDSA Empowerment Trust. In FY2015, an agreement with our BBBEE partners entailing a roll-up of shareholding included the substitution of their 26% shareholding in EMO for 8.1% and 2.4% shareholding in DRDGOLD Limited by Khumo and the DRDSA Empowerment Trust respectively. At 30 June 2023, Khumo and the DRDSA Empowerment Trust held nil shares in DRDGOLD.

DRDGOLD is one of the oldest primary listings on the JSE. Our secondary listing is on the NYSE. We focus on the retreatment of surface gold tailings in the East Rand and far West Rand of Gauteng.

KEY FEATURES

Revenue **R5.5 billion**	Specialist service providers **2 155**
Market capitalisation **R17.2 billion**	Mineral Resources **9.56Moz**
Employees **927**	



OUR HISTORY

1895
Incorporation of the company as Durban Roodepoort Deep Limited. Name changed to DRDGOLD Limited in 2004

1977
Ergo operations commissioned by Anglo American Corporation, becoming part of AngloGold Ashanti in 1988

1987
City plant commissioned as a metallurgical surface plant

1988
Knights plant commissioned as a metallurgical surface plant

1998
Acquisition of Crown Mines

2002
ERPM Extension 1 and 2 exploration tenements acquired

2007
Ergo acquired from AngloGold Ashanti

2009
ERPM, consisting of an underground mine placed under care and maintenance

2012
Restructuring occurs in terms of which all the surface retreatment operations are consolidated into a single operating entity, Ergo Mining Proprietary Limited (Ergo). Also, as part of this restructuring, Ergo acquired DRDGOLD's 35% interest in ErgoGold

50km Crown Ergo Pipeline commissioned to link the consolidated assets and refurbishment of Ergo plant takes place to increase capacity for increased material into the plant

2013
City Deep Plant decommissioned as a metallurgical plant and operates as a milling and pump station, pumping material to the Ergo Plant for the final extraction of gold

2017
Crown Mines Plant which operated as a pump/milling station feeding the metallurgical plants closes down and by 2018 rehabilitation of the site is substantially complete

2018
DRDGOLD acquires West Rand Tailings Retreatment Project (WRTRP) assets from Sibanye-Stillwater. WRTRP subsequently renamed FWGR

2019
Disposal of the ERPM underground mining and prospecting rights to OroTree

FWGR reaches commercial production

2023
Approval for the full development of a 60Mw solar farm and 160Mwh battery energy storage system obtained

OUR BUSINESS MODEL

Our business model is informed by the quality and character of our mineral resources, the value proposition we pursue, our desire to mine as much of our resource as we possibly can and the realities of our operating environment.

WHAT WE DO

Business activities

Ours is an on-surface, technology-driven, mechanised process. The low grade of our resource demands economies of scale achievable only through mechanised mining and plant extraction efficiencies that require accurate analysis. We reclaim mine tailings mainly by way of high pressure hydromechanical mining. Reclaimed gold-bearing materials are transported over tens of kilometres through a network of pipelines to our metallurgical plants and process water returned by way of a closed circuit to the reclamation sites.

HOW WE CREATE VALUE

What differentiates DRDGOLD from other mining operations is the fact that we do not mine underground and we are mechanised. We are mine-waste "neutral" since no new waste or tailings results from our operations and our entire resource is in mine dumps. We mine without interruption and by its very nature our mining results in the rehabilitation of sites formerly occupied by mine dumps. We also mine mostly within built-up areas, which requires a sensitivity to society that informs our standards of environmental containment and social value-add.

We seek to generate value in alignment with our sustainable development model.

In this section we present the value we created, preserved or eroded of the capitals as a result of our business activities and outputs.

OUTPUTS

The mine waste we process is not returned to where it was originally dumped, but is stored on two distinct tailings storage facilities that are managed to a set of standards and parameters that ensure their safety and stability, and that contain their impact on the environment. A unique characteristic of our operations and part of our strategy is that we perform rehabilitation concurrently, the goal being to only have limited rehabilitation left once a site has been depleted of gold-bearing material. All sites are mined until all mine waste is removed.



Recovered water reused
Tailings
Ergo plant
Brakpan/Withok storage facility
DP2
Driefontein 4 storage facility
Rehabilitation
Land for redevelopment
Gold doré bars

KEY FEATURES

Gold production

5 282Kg

(2022: 5 720Kg)

23.0Mt

mine waste repositioned

(2022: 28.2Mt)

368 581t CO_2e [LA]

emissions

(2022: 414 835t CO_2e)

[LA] *Limited assurance*

FINANCIAL CAPITAL

KEY INPUTS

DRDGOLD is a business enterprise and capital is therefore primarily invested with the view to grow the equity of our shareholders and yield a healthy and competitive return. We take our role as custodians of the capital of our shareholders seriously and have set in place an extensive governance framework to ensure proper financial controls.

We have a sharp focus on cash and generated R469.1 million in free cash flow in FY2023. We return excess cash to shareholders by way of interim and final dividends, which we believe make up a big part of our value proposition. FY2023 marks the 16th successive year of returning a dividend, and we will strive to continue doing so while also reinvesting enough to fund growth and optimise our ore resource. We also take full exposure to the gold price and our share price is steeply geared to movements in the gold price. For the sophisticated investor this offers opportunity on either side of the gold price cycle.

Our net cash position moved from R2.53 billion as at 30 June 2022, to R2.47 billion as at 30 June 2023, leaving us in a healthy position and free of bank debt. Our liquidity is further enhanced by the current higher than expected Rand gold price levels.

R469.1 million free cash inflow

KEY OUTCOMES

Our primary objective is to generate a financial return to our shareholders and offer exposure to the gold price. Our value proposition in this regard is as follows:

By maintaining healthy cash flows, we seek to return a dividend to shareholders. This focus on cash flow has enabled us to preserve the value created for stakeholders in the form of dividends for 16 uninterrupted years, making a total distribution of 85 SA cents per share for the year.	**Value preserved**
We remain committed to investing in the sustainability and growth of our business – In FY2023 R1 022.6 million (FY2022: R584.1 million) of capital was invested in the business. Majority of the capital spend was on the development of the solar plant.	**Value created**
Our Company's stock is known for responding sharply and at a multiple to the gold price, as well as for being liquid. The market value of our stock has increased from R9.88 per share at 30 June 2022 to R19.92 per share at 30 June 2023.	**Value created**
Cash and cash equivalents decreased by R54.2 million (FY2022: increased by R338.6 million) after making the aforementioned capital investments, and paying dividends of R515.3 million, income tax of R314.8 million (FY2022: R262.7 million) and PAYE of R183.1 million (FY2022 : R184.9 million).	**Value preserved**





MANUFACTURED AND INTELLECTUAL CAPITAL

KEY INPUTS

We strive to match our resource with technology and infrastructure that:

- Achieves the desired economies of scale – total throughput per month through two metallurgical plants equals roughly 2.2Mt and the extensive pipeline network enabling us to move large volumes of material from reclamation sites to our plants and ultimately to the tailings storage facilities
- Achieves the requisite recovery efficiencies – we measure recoveries and residue values in grammes/tonne to the third decimal
- Maintains the requisite cost profile and efficiencies required to optimise margins during up cycles and offer resilience during down cycles

In addition, due to a changing climate and certain domestic risk factors, we have developed and installed water management systems and electricity back-up technologies to minimise downtime associated with rainstorms and electricity supply interruptions. Renewable solar energy is projected to play a significant role in fulfilling our energy requirements in the upcoming years.

The scale and sensitivity of our high-volume, low-grade recovery process require that we make extensive use of technology to monitor plant-performance capturing roughly 40 000 distinct data inputs per minute. We manage our plants pro-actively toward a distinct set of operating parameters that enable us to maintain stable state.

Our technology resonates in the financial capital value space, as this level of information management and monitoring enables us to follow an extremely precise dosing regime, and to keep a tight handle on input costs.

To stay relevant by adapting to a changing reality, we are embracing generative Artificial Intelligence (AI) and we envision its adoption across various facets of our operations, paving the way for smarter, more efficient and innovative solutions that will propel DRDGOLD to new heights.

KEY OUTCOMES

Three main high-volume reclamation sites reached the end of their life, as did three of the five legacy clean-up sites from which we were manually recovering higher-grade material. Two new major sites were under development to replace the depleted ones, one at FWGR (Driefontein 3) which was commissioned before year end and one at Ergo (Rooikraal) which was commissioned after year end. Three sites have been tagged for commissioning in FY2024.	**Value preserved**
The Group's gold production for the year decreased by 8% to 5 282kg ,reflecting an 18% decrease in throughput from 28.2Mt to 23.0Mt. Average yield increased by 13% to 0.229 g/t (FY2022: 0.203g/t). The decrease in throughput was partially offset by the increase in yield.	**Value preserved**
Phase 1 of the 60MW solar project at Ergo is nearing completion and Phase 2 of the solar project has been approved with construction currently underway. As part of this project we are also installing a 160MWh power storage facility that will enable wheeling of power into the grid for the benefit of our other operations.	**Value created**

Total throughput per month through two plants at 2.2Mt





HUMAN CAPITAL

KEY INPUTS

With long-term sustainability, good corporate governance and the well-being of our staff in mind, we seek to embed a values-driven culture of safety, mutual respect, empowerment, resilience, diversity and the desire to succeed.

We employ 927 full time employees and 2155 specialist service providers. Service providers are deployed mostly in security, reclamation and tailings deposition.

It is our desire to provide fair opportunity to all and to develop an engaged, knowledge-based workforce that increasingly represents the demography of South Africa. We aspire to create an environment where employees are safe and content, and are provided with every opportunity to develop as individuals.

A three-tiered approach is taken to safety:

- Firstly, we take responsibility for creating a safe workplace and awareness of situations that are potentially hazardous
- Secondly, we provide employees with both the training and equipment required to perform every task safely
- Thirdly, we encourage and teach the appropriate attitude towards safety and safe conduct

In terms of employee well-being:

- A range of training courses is available to employees, from basic literacy all the way to sophisticated junior leadership. Training takes place in-house and at our accredited training academy, Ergo Business Development Academy (EBDA).
- Our Best Life Programme offers private and confidential guidance and counselling to assist employees with emotional health and coping skills.
- Employees have access to life skills training, also through EBDA, that addresses lifestyle choices, personal health and financial literacy.

KEY OUTCOMES

We recorded no fatalities (FY2022: nil). Our lost time injury frequency rate (LTIFR), referring to the number of injuries causing a loss of shift(s) per million hours worked, was 1.49 [LA] (FY2022: 1.84 [LA]), comparing favourably to the industry average of approximately 4.0.	**Value preserved**
We paid R663 million in salaries (FY2022: R650 million) and R183.1 million in PAYE (FY2022: R184.9 million).	**Value preserved**
75% of employees in managerial and supervisory positions are HDPs (FY2022: 74%).	**Value preserved**
25% of all employees are women (FY2022: 23%), compared to the industry average of 17%.	**Value preserved**
R16.6 million was spent on training and development of our employees (FY2022: R14.7 million).	**Value preserved**

NATURAL CAPITAL

KEY INPUTS

Our targeted nature dividend is pursued through three distinct strategic objectives:

- The first involves measures to contain the impact that our operations have on the environment through the containment of dust and effluent
- The second is to minimise the burden our activities place on nature and natural resources
- The third is to rehabilitate and restore areas that have been impacted by mining

Our key inputs into our operations are volume throughput from the mine dump sites which we reclaim; electricity usage for pumping infrastructure and plant; water for our hydraulic mining process; diesel for plant and machinery, electricity generators and vehicles; and natural gas for the elution process at the Ergo plant.

Environmental spend

R41.9 million

Land vegetated

25ha [LA]

[LA] *Limited assurance*

KEY FEATURES

Tonnages milled

23.0Mt

(2022: 28.2Mt)

Electricity consumption

333 249 [LA]

(2022: 376 513Mwh)

Diesel consumption

951 788l [LA]

(2022: 782 333l)

Natural gas consumption

104 806GJ [LA]

(2022: 108 506GJ)

[LA] *Limited assurance*



KEY OUTCOMES

Dust suppression

Value preserved

We mitigate dust nuisance mainly by vegetating tailings storage facilities (TSFs) by way of concurrent and post-decommissioning rehabilitation. Dust fall-out is measured at 287 sites to track and monitor dust fall-out trends. We also use water and soil binding agents on reclamation sites and haul roads to trap dust.

This outcome is closely linked to our social value-add target of improving the quality of life of those communities living within the area of impact of our operations and facilities.

Dust samples that exceed the legal standard have year-on year decreased by more than half from 1.98% of samples taken to 0.87%. We attribute this to measures we took to reverse the increase in dust exceedances measured in the year before last, which included the installation of high velocity water sprayers (dust suppression system) at our TSFs, environmentally friendly dust suppressants in high impact areas, and regular and active wetting of access roads. We continue to monitor dust fall-out and intend to further reduce the dust exceedances through ongoing rehabilitation and maintaining the aforementioned mitigation measures.

Water consumption

Value created

Water is kept in a closed circuit and all water in and on storage sites is contained by way of return water dams and evaporation ponds to ensure that water from workings does not find its way into the natural environment.

We make extensive use of high-density polyethylene (HDPE) liners to reduce pipe frictional losses. At Ergo, approximately 61% of process water makeup is recirculated back from the Brakpan/Withok TSF. Treated acid mine drainage (AMD) accounts for approximately 16% of water usage, and water from Cinderella dam and Rosherville dam, for another 14%. The balance of water usage is potable water.

At FWGR, water returned from our Driefontein 4 TSF accounts for approximately 49% of our process water requirements. The balance is from underground mine dewatering. Potable water consumption is limited to drinking and change houses. In the first quarter of FY2023, we started using process water for flocculant makeup in the plant which has contributed to a decrease in potable water in the current year.

Potable water consumption at Ergo decreased 10% from 2 460Ml [LA] in FY2022 to 2 224Ml[LA] in FY2023. FWGR potable water consumption decreased 14% from 182Ml[LA] in FY2022 to 156Ml [LA] in FY2023. Overall Group potable water consumption was therefore 10% lower from 2 642Ml [LA] in FY2022 to 2 380Ml [LA] in FY2023.

Environmental spend

Value preserved

Environmental spend decreased from R60.3 million in FY2022 to R41.9 million in FY2023, a a large part of which was toward the ongoing vegetation of the Driefontein 4 and Ergo/ Withok TSFs.

Land rehabilitation

Value created

The very act of reclaiming a mine dump for reprocessing restores the land on which the dump is situated. Over time we have removed and reprocessed more than 138 mine dumps, clearing and restoring more than 2 000 hectares of land, with several hundred hectares more due to be rehabilitated.

In FY2023, we obtained clearance certificates from the authorities for 30ha [LA] of restored land. Approval for another 56ha is pending and awaiting clearance by the NNR.

Concurrent vegetation

Value preserved

DRDGOLD's business involves the reclamation of previously discarded material deposited, in many cases, by other companies, most of which are no longer in business. We do this by reprocessing the dumps and redepositing resultant waste in modern, well-managed tailings storage facilities, cleaning environmentally sensitive areas and liberating valuable land for redevelopment, allowing sustainable land use to take place in areas previously sterilised.

A total of 20ha of the Brakpan/Withok TSF and 5ha of the Driefontein 4 TSF were vegetated during the year.

Energy usage

Value created

Our main energy consumption is electricity from Eskom and local municipalities, which also contributes to the bulk of our total carbon emissions. Scope 2 emissions (including those from the consumption of electricity) decreased from 406 634t [LA] to 359 909t [LA].

The development of the solar project is well underway and will substantially reduce our carbon footprint. Other opportunities continue to be explored to create a greener operating model.

More information can be obtained in the Climate change and green energy section on pages 53 to 55.

[LA] *Limited assurance*

SOCIAL AND RELATIONSHIP CAPITAL

KEY INPUTS

Our business model would not be complete, and perhaps not even worth pursuing, in the absence of social relevance. Large parts of our operations are situated in urban areas. In addition, most of the communities that live near our facilities are in the grip of poverty and socio-economic stress. Our social value add is therefore focused on the realities faced by these communities and aims to alleviate poverty and educate the youth.

Our programmes are therefore designed to achieve the desired social outcome and our business in this regard:

- Focus on enabling communities to be self-sustainable by providing skills development in the area of entrepreneurship and business acumen
- Ensure that programmes bring about an improvement in the quality of life of communities neighbouring our facilities
- Strive for meaningful engagement with community groups to understand their struggles and concerns and respond in an appropriate way

We engage with various schools in our areas of influence to set up programmes aimed at upskilling our youth, to empower them to make an active contribution to our economy.

DRDGOLD is also involved in presenting extra classes in mathematics, science and accountancy to high school pupils at six schools within our area of influence. These schools are mostly under-resourced, and the circumstances of many pupils are less than ideal.

Our initiatives to contain the impact of our operations on the environment, in particular the removal of mine dumps and the containment of dust and effluent, clearly overlap with the objective of enhancing the quality of life of communities near our operations.

We have a long-standing alliance with Umsizi Sustainable Social Solutions, who have assisted us in very successfully rolling out the Broad-based Livelihoods (BBL) Programme, a programme targeting poverty alleviation in communities in Ekurhuleni, the City of Johannesburg and Merafong.

We have a number of other stakeholders who have different interests in the business of the Company. These include our providers of capital, employees, suppliers and specialist providers, government and regulatory authorities, and the media. We work to build ethical relationships with these stakeholders that are consistent with our Company's values.

Spent on socio-economic development

R55.2m LA

Communities reached by our projects

42



KEY OUTCOMES

The BBL programme has equipped close to 11 200 participants with skills and infrastructure to produce healthy food, generate an income, grow a business and trade in the market. A total of 3 048 economic opportunities were created via the BBL Programme. The numbers prove that this programme is having a broad-based, meaningful and sustainable socio-economic impact on peoples' lives. Our majority shareholder, Sibanye-Stillwater, and the World Gold Council contributed additional funding to augment and expand the BBL programme in the form of horticultural tunnel infrastructure in support of DRDGOLD's vision for local economic development. For more information, refer to the Hot Button feature no. 5 on the website: www.drdgold.com	Value created
Over the years, thousands of pupils from six schools in our areas of influence have taken advantage of the maths, science and accounting programme.	Value preserved
R55.2 million [LA] spent on socio-economic development, including through the BBL Programme (FY2022: R52.9 million [LA]).	Value created
We achieved a spend of 71% total discretionary spend with B-BBEE companies (FY2022: 61%).	Value preserved
A total of 42 communities have been reached by our social labour plan and CSI projects (FY2022: 27). A total of 669 community members took part in learnership programmes (FY2022: 518) and a total of 421 learners took advantage of our maths, science and accountancy programme (FY2022: 398).	Value preserved

[LA] *Limited assurance*



FWGR

The Company has two major production footprints – the Far West Gold Recoveries Proprietary Limited (FWGR) operation to the west . . .

Mineral Reserves of	1 processing plant with a capacity of	1 tailings storage facility with a capacity of
2.34Moz	**600 000tpm**	**500 000tpm**
	(Driefontein 2 plant)	(Driefontein 4 TSF)


LEGEND
Slurry pipelines in use
Water pipelines
Mineral Reserves
Active mining site
Mineral Resources
Tailings Storage Facility (active and decommissioned)
Central Processing Plant
Regional Tailings Storage Facility
Dumps included on the map are those considered material to the Group.
N
0
10km
VENTERSPOST NORTH
VENTERSPOST SOUTH
Westonaria
N12
DRIEFONTEIN 4 TAILINGS STORAGE FACILITY (active)
LIBANON
Carletonville
DRIEFONTEIN 3
DRIEFONTEIN 5
KLOOF 1
CPP
RTSF
Fochville
N1
Evaton
DRIEFONTEIN 2 PLANT

ERGO

. . . and Ergo Mining Proprietary Limited (Ergo), a major surface gold tailings retreatment operation extending from central Johannesburg to Ekurhuleni in the east.

Mineral Reserves of	1 processing plant with a capacity of		1 tailings storage facility with a capacity of
3.45Moz	**1.8Mtpm**	**2 milling plants**	**2.0Mtpm**
	(Ergo plant)	(Knights and City Deep)	(Brakpan/Withok TSF)


LEGEND
Slurry pipelines in use
Water pipelines
Mineral Reserves
Active mining site
Mineral Resources
Tailings Storage Facility (active and decommissioned)
Dumps included on the map are those considered material to the Group.
CROWN TAILINGS STORAGE FACILITY (dormant)
CITY DEEP PLANT
4L14
4L3-7
KNIGHTS PLANT
SUNWARD PARK PUMP STATION
VAN DYK
ERGO PLANT
GROOTVLEI
5L27/5A10
ELSBURG
ELSBURG PUMP STATION
ROOIKRAAL
ERGO BRAKPAN/WITHOK TAILINGS STORAGE FACILITY (active)
7L15
7L4
7L5
7L6
7L7
MARIEVALE
DAGGAFONTEIN TAILINGS STORAGE FACILITY
Kempton Park
Roodepoort
Johannesburg
Soweto
Lenasia
Alberton
Germiston
Boksburg
Benoni
Brakpan
Springs
Daggafontein
Nigel
N1
N3
N12
R24
N
0
10km

THE VALUE WE CREATED AND DISTRIBUTED

When we discuss creating value for our stakeholders, we define this as long-term sustainable value.

Building personal relationships with our stakeholders is not just good business, it is what we stand for. Operating in an urban setting, there are various economic, social, regulatory, community and environmental influences we need to navigate to ensure long-term sustainability.

VALUE ADDED STATEMENT[1]

	2023 Rm	2023	2022 Rm	2022
VALUE ADDED				
Sale of precious metals	**5 496**	**94 %**	5 119	96 %
Income from investments	**319**	**6 %**	213	4 %
Income from disposal of property, plant and equipment and financial instruments	**10**	**—**	7	—
Total economic value created	**5 826**	**100 %**	5 339	100 %
VALUE DISTRIBUTED				
Suppliers				
Paid to suppliers for materials and services	**3 182**	**55 %**	2 980	56 %
Employees				
Salaries, wages and other benefits (excluding PAYE)	**480**	**8 %**	531	10 %
Community				
Total social capital spend	**39** LA	**1 %**	38 LA	1 %
Government				
Current taxation	**286**	**5 %**	262	5 %
PAYE	**183**	**3 %**	119	2 %
Providers of capital				
Dividends to ordinary shareholders[2]	**732**	**13 %**	515	10 %
Interest on borrowings	**4**	**—**	6	—
Total economic value distributed	**4 906**	**84 %**	4 450	83 %
Re-invested in the Group	**920**	**16 %**	889	17 %

[1] *The value we created and distributed for FY2022 and FY2023 has been amended for closer alignment to GRI 201: Economic performance.*

[2] *Dividend declaration in respect of FY2023 includes the final dividend of 65cps declared in August 2022. Dividend declaration in respect of FY2022 includes a final dividend of 40cps declared in August 2021.*

[LA] *Limited assurance*

CREATING VALUE FOR OUR STAKEHOLDERS

2023

Total value added	Total economic value distributed	Re-invested in the Group
R5 826m	R4 906m	R920m

VALUE WE CREATED

VALUE CREATED → Revenue + Income from investments + Income from disposal of property, plant and equipment

QUALITY OF STAKEHOLDER RELATIONSHIPS

We set ourselves the task of pursuing and creating real value for our stakeholders along with defined parameters and outcomes. We continuously measure our performance against our strategic objectives to ensure that we remain on track and that our contribution in this regard remains relevant. Our stakeholder groups' key interests are linked to our business model and strategic objectives and inform the way we manage our business.



VALUE WE DISTRIBUTED

VALUE DISTRIBUTED	PAID TO SUPPLIERS FOR MATERIALS AND SERVICES	PAID TO EMPLOYEES	SURROUNDING COMMUNITIES	GOVERNMENT IN CURRENT TAXES
R4 906m	71% BEE discretionary spend	25% Women in mining	42 [1] Communities reached	R286m
		75% HDPs	3 048 [2] Economic opportunities	

DIVIDENDS DECLARED TO SHAREHOLDERS

16-YEAR UNINTERRUPTED DIVIDEND DECLARATION

[1] *Eight communities in the Far West Rand, 17 communities in the Ekurhuleni area and 17 communities in the City of Johannesburg area.*

[2] *Refers to economic opportunities created through the BBL Programme. These are families who are now able to live off or can generate an income of approximately R10 000 per annum from their farming initiative.*

Several years ago, we adopted the principles of sustainable development as the "golden thread" to inform our thinking and the deployment of resources of capital. We seek to create overlapping and integrated "value" and develop projects in such a way that each creates value in multiple capital stocks of sustainable development.

OUR STRATEGIC THINKING

CIRCULAR ECONOMY

We recycle tailings, restoring nature in the process

ENVIRONMENTAL LEGACY

Our aim is to reverse the environmental legacy of mining and to play a role in the sustainable use of reclaimed land

BUSINESS ENVIRONMENT

Business needs a stable environment within which to prosper, we therefore strive to improve the quality of life of those living in proximity to our operations

ADAPTABILITY

Being adaptable and retaining our versatility as we grow and potentially expand into other products and services applying our system

BUSINESS CONTINUITY

To thrive well, you need to be able to survive well, and therefore business continuity and resilience are foremost in our thinking

HEDGING

We are an unhedged gold producer and would only hedge in exceptional circumstances to achieve a specific purpose

CAPITAL

We strive to be responsible and reliable custodians of the capital of our shareholders and of the assets under our management

PEOPLE AND TECHNOLOGY

We are process focused and combine smart people with smart technology to deliver a process that is both predictable, reliable and efficient, and that limits the impact of our operations on communities and the environment

WATER

We use mostly recycled water (always looking to both minimise and reduce the use of potable water)

GREEN ENERGY

We aim to systematically increase our usage of green power as part of our commitment to minimise the burden we place on nature and natural resources

CULTURE

With long-term sustainability, good corporate governance and the wellbeing of our staff in mind, we seek to embed a values-driven culture of safety, mutual respect, empowerment, resilience, diversity and the desire to succeed

PROTECTION

We are entitled to protect our staff and our assets and will therefore take whatever measures are required to ensure their safety and protect them from harm in the workplace

STRATEGIC FOUNDATION

RESOURCE OPTIMISATION	MINE TO CLOSE	EMBEDDED RESILIENCE	INTEGRATED VALUE BASED ON SD CAPITAL STOCKS
• Mine to scale – low grade requires mega-volume • Optimal blend of material maintained to reach as much resource as possible • Extraction efficiency per tonne managed to third decimal • Cost efficiency driven on a per tonne basis	• Rehabilitation through mining – discarded tailings removed, retreated and permanently stored on modern facility • Concurrent rehabilitation – minimal lag in rehabilitation and mining life of site • Land is restored to sustainable use when reserve is depleted	• No-hedge policy requires balancing ability to survive and opportunity to thrive • Designed redundancy in throughput and back-up power • Mechanised and extensively automated • Alternative, sustainable sourcing of grey process water	• Deployment of capital and resource designed to achieve value overlap between different sustainability capital stocks • CSI designed to achieve enhanced social stability • Grey process water reduces risk of supply and costs less • Renewable energy reduces carbon footprint, reduces risk of supply and costs less

STRATEGIC ESSENTIALS

SAFETY	STRONG FOCUS ON CASH FLOW	ECONOMIES OF SCALE	MECHANISATION AND TECHNOLOGY DRIVEN
• Maintaining a physically and emotionally safe workplace • Promote culture of safety • Appropriate combination of training and equipment • Learning culture	• Capital and resources deployed toward sustainable positive cash flow • Uncompromising discipline in cost management • Ongoing pursuit of embedded resilience and robustness • Full exposure to gold price	• Large, concentrated resource • Large processing plants with appropriate logistical infrastructure • Mega-volume tailings storage facilities (TSF) • Access to adequate water and power	• Extensive mechanisation and automation • Skilled operators from urbanised, sophisticated and diverse workforce • Correct match of technology and personnel key in maintaining operational stability and security of assets and employees

STRATEGIC FOCUS AREAS

With the strategic foundation and essentials, we identified the following five strategic focus areas to which we deliver into and measure our progress against:



BUSINESS GROWTH	RESOURCE	TECHNOLOGY	CULTURE	COMMUNITIES
Growing the business by replicating our business model, looking at PGMs and battery metals	Optimally, profitably, sustainably mining large surface gold resource	Using technology and information to enhance operational performance, minimise impact on the environment	Creating a value-driven culture of employee safety, empowerment, diversity and inclusion	Improving the quality of life of communities surrounding our operations

In practice, this strategy has translated into an unwavering focus on profit and free cashflow, to which 16 years of uninterrupted dividend yield bears testimony. This is while ensuring that the right investments are made at the right time, to not only maintain production run rate, but also to lower operational risk and enhance resilience.

Our profile has systematically evolved over time to become increasingly "green". We have recovered hundreds of thousands of ounces of gold from mine waste but do not generate new waste or tailings and are therefore "waste neutral". We have cleaned-up several hundreds of hectares of land in and around Johannesburg, freeing it up for rezoning and sustainable use, and have migrated away from potable water-use to a point where now, less than 10% of consumption is potable and all of our process-water remains in a closed-circuit.

The vegetation programme we run on both current and de-commissioned tailings storage facilities is making a significant impact on the quality of lives of the hundreds of thousands of people that have moved to within close proximity of these dumps, by trapping mine-dust on the dumps and preventing it from being blown into the surrounding communities. Another leg is about to be added into the circular model namely, renewable energy.

Securing additional tailings deposition capacity at both Ergo and FWGR will facilitate strategic growth in the long-term beyond the size of our current life-of-mine ore-reserve.

Our relationship with Sibanye-Stillwater adds an important dimension to our strategy in that it provides an opportunity for intra-group growth by way of stronger alignment and integration. Sibanye-Stillwater is a global player that has built up a vast network in both gold and platinum group metals, and is now also venturing into metals used in the generation and storage of green energy.

Our ambition is to align with this strategy and be their partner of choice to develop and enable group capacity for the recovery of this new portfolio of metals from mine waste.



STRATEGY AND OUTLOOK continued

In the table below, we illustrate how DRDGOLD is rolling back the environmental legacy of mining through its strategic focus points. These focus points are aligned with the United Nations (UN) SDGs which we influence directly, and the RGMPs by the WGC:

Focus points	Key differentiators	Strategic objectives	2023 priorities	What we achieved	2024 priorities
Growing the business by replicating our business model, and looking at PGMs and battery metals Applicable UN SDGs: 8 DECENT WORK AND ECONOMIC GROWTH 17 PARTNERSHIPS FOR THE GOALS Strategically relevant WGC RGMP: 9 – Biodiversity, land use and mine closure	• Proven technologies and tailings reclamation track record that can be replicated anywhere in the world where large-scale mining took place • Strong anchor shareholder with clear synergies for economies of scale – look to unlock value in non-core surface assets of Sibanye-Stillwater • Large on-surface resource • Low gearing – for expansion and green projects	• Acquisition of assets, including surface PGMs and battery metals • Expansion of Mineral Reserves and tailings storage facilities (TSFs)	• **Ergo** – obtain regulatory approvals for Brakpan/Withok TSF final life design and upgrade Mineral Resources to Mineral Reserves • **FWGR** – obtain amendment to regulatory approvals for the RTSF and start development	• Clarity on regulatory requirements from the DWS on design of future tailings dams • Amended design on RTSF submitted to DWS for approval	• Obtain final approvals for the construction of the RTSF and commence construction • Obtain final approvals for the final life design of Brakpan/ Withok TSF • Commence capacity expansion of Driefontein 2 plant from 0.6Mtpm to 1.2Mtpm • Active engagements with Sibanye-Stillwater for potential asset acquisitions
Optimally, profitably and sustainably mining our large surface gold resource Applicable UN SDGs: 12 RESPONSIBLE CONSUMPTION AND PRODUCTION	• Established pipeline and mega volume plant and TSF infrastructure • Extensive in depth knowledge and experience in mega volume, micro-extraction tailings retreatment • Excellent track record of managing costs per tonne in large volume environment and generating cash • Long history of paying dividends	• Meet cash operating cost budget • Continue history of paying dividends	Generate a positive free cash flow Cash operating costs of R685 000/kg • Commissioning of Rooikraal TSF at Ergo for reclamation • Commissioning of Driefontein 3 TSF at FWGR for reclamation • Capital investment of R1.4 billion budgeted	• Free cash inflow of R469.1 million • Cash operating costs of R697 382/kg • Commissioning of Driefontein 3 TSF at FWGR • Rooikraal commissioned after year end • Capital investment of R1 022.6 million • 16th consecutive year of paying dividends	• Cash operating costs of R770 000/kg • Ergo to commission new sites 4L3 and 5L27 • Capital investment of R3.5 billion

STRATEGY AND OUTLOOK continued

Focus points	Key differentiators	Strategic objectives	2023 priorities	What we achieved	2024 priorities
Using technology and information to enhance operational performance and to minimise the impact on the environment Applicable UN SDGs: 9 Industry, innovation and infrastructure 12 Responsible consumption and production 13 Climate action Strategically relevant WGC RGMPs: 8 – Environmental stewardship 9 – Biodiversity, land use and mine closure 10 – Water, energy and climate change	• Well-established systems and processes that can be replicated in our growth story • Net waste neutral gold producer (gold from existing waste) • Substantial contribution to environmental needs through rehabilitation of land and sustainable land use	• Increase plant efficiencies • Decrease Eskom reliance, increase electricity efficiency • Ongoing initiatives to maintain potable water consumption to 10% or lower of total water • Reduce carbon footprint	• Completion of phase 1 of solar project • Kick start information technology strategic projects	• Phase 1 of the solar project expected to be commissioned by the end of October 2023 • Yellow machines hire project underway at Ergo	• Commission an additional 40MW to the solar farm and substantially complete installation of the 160Mwh battery energy storage system • Completion of the yellow machine hire project at Ergo and expand project to FWGR

STRATEGY AND OUTLOOK continued

Focus points	Key differentiators	Strategic objectives	2023 priorities	What we achieved	2024 priorities
Create a value driven culture of employee safety, empowerment, diversity, inclusivity and the desire to succeed Applicable UN SDGs: 4 QUALITY EDUCATION 8 DECENT WORK AND ECONOMIC GROWTH Strategically relevant WGC RGMP: 4 – Safety and health	• Low labour intensity and safety risks • Low turnover of staff and support of talent management programmes • Nimble culture and the right attitude towards safety	• Zero fatalities • Reportable injury frequency rate (RIFR) and lost time injury frequency rate (LTIFR) below standard deviation of preceding five-year rolling average • Fair remuneration	• Decrease number of injuries at Ergo • Continued optimisation of the integrated risk management application	• Reportable injuries at Ergo increased by 1 to 6. Lost time injuries reduced from 14 to 9 • Integrated risk management application optimised • Zero fatalities [LA] • RIFR: 1.08 [LA] • LTIFR: 1.49 [LA] • Women in mining increased to 25% • HDPs increased to 75% [LA] *Limited assurance*	• Continued focus on creating and training a healthy workforce in safe working conditions

Focus points	Key differentiators	Strategic objectives	2023 priorities	What we achieved	2024 priorities
Improving the quality of life of communities surrounding our operations Applicable UN SDGs: 1 NO POVERTY 4 QUALITY EDUCATION 11 SUSTAINABLE CITIES AND COMMUNITIES Strategically relevant WGC RGMP: 7 – Working with communities	• Substantial contribution to the societal needs through environmental containment, poverty alleviation and youth education programmes	• Fewer than 1% of dust measurements taken exceed regulatory threshold • Social economic development spend 1% of total working costs	• Complete investigation into FY2023 dust exceedances and put in place mitigation controls where necessary	• Through the partnership with E-Enterprises of the University of Pretoria we expanded the initiative with 21 bespoke social and micro-economic development programmes • Dust exceedances recorded at 0.87%, a decrease from 1.98% in the prior year	• Economic growth and diversification opportunities on the BBL programme for DRDGOLD communities

The risks associated with our strategic focus areas are analysed below:

Strategic focus areas/risks	Growing the business by replicating the business model, looking at PGMs and battery metals	Optimally, profitably and sustainably mining large surface gold resource	Using information technology to enhance operational performance and minimise impact on environment	Create a value-driven culture of employee safety, empowerment, diversity and inclusion	Improving quality of life of communities surrounding our operations
Limited tailings storage capacity	Threat	Threat	Address		
Country risk	Threat	Threat		Threat	Threat
Security issues	Threat	Threat	Address		Address
Eskom supply failure and rising electricity prices	Threat	Threat	Address/Opportunity		
Climate change impact and action failure	Threat/Opportunity	Threat	Address/Opportunity		
Threat to social and operating licence or other permits	Threat	Threat	Address	Address	Address
Socio-political instability or social unrest	Threat	Threat		Opportunity	Opportunity
Complexity of legal / regulatory compliance	Threat	Threat			
Capital projects progress	Threat	Threat	Address		
Supply chain risks	Threat	Threat	Address/Opportunity		

Threat Opportunity Address Address/Opportunity

STRATEGY AND OUTLOOK continued

STRATEGIC OUTLOOK 2024

We believe that to thrive well, you need to be able to survive well, and therefore business continuity and resilience are foremost in our thinking. With long-term sustainability, good corporate governance and the well-being of our staff in mind, we seek to embed a values-driven culture of safety, mutual respect, empowerment, resilience, diversity and the desire to succeed.

SHORT TERM 2023 TO 2024

- **Ergo and FWGR** – continue focus on cash-generation, cost control in a high-inflation environment and efficiency, further setting up the business for the next growth phase
- **Ergo** – progress regulatory approvals for the Brakpan/Withok TSF final life design
- **Ergo** – complete Phase 1 of the solar project and add an additional 40MW solar power capacity bringing the total to 60MW. Substantially complete installation of 160MWh battery storage capacity
- **Ergo** – commission additional new sites to replace fully reclaimed sites
- **FWGR** – obtain regulatory approval for and build of the RTSF and related infrastructure, also considering regional consolidation in the Far West Rand, starting with opportunities that exist through our anchor shareholder
- **FWGR** – commence expansion of the Driefontein 2 plant to a 1.2Mtpm facility from its current capacity of 0.6Mtpm
- **DRDGOLD** – secure additional funding for projects

MEDIUM TERM 2024 TO 2027

- **DRDGOLD** – as part of our growth phase, ensure that employee safety, development, transformation and well-being take priority, underpinned by shared values
- **DRDGOLD** – through acquisitions, be able to offer integrated, sustainable tailings management solutions with international reach and by doing this, expand our role in environmental clean-up in the interest of sustainable land use, reduced pollution and societal upliftment
- **DRDGOLD** – implement various data initiatives and strategic information technology projects to consolidate our data and unlock value in data and analytics through "one source of the truth"
- **DRDGOLD** – expand renewable energy projects
- **Ergo** – consider optimal use / other opportunities for the Knights and Flotation Fine-Grind Plants
- **Ergo** – obtain approval for the final life design of the Brakpan/Withok TSF to optimise life of mine development towards the Far East Rand
- **Ergo** – significant land clean-ups at 4L10, 4L13 and 4A6 of up 200ha
- **Ergo and FWGR** – look to "crack the code" by increasing overall yield/reducing overall residue through better use of technology and information
- **Technology** – big data, next quantum steps in "cracking the code" and develop models in terms of integrated, sustainable tailings management solutions
- **Platinum group metals and battery metals** – consider opportunities through our anchor shareholder, locally and internationally

LONG TERM 2028 AND BEYOND

- **DRDGOLD** – consolidate all surface tailings in South Africa and look to international opportunities for surface mining
- **Ergo and FWGR** – unlock land value and promote sustainable land use in collaboration with Government (Corridor of Freedom), state agencies / public / private partnerships and emerging operators
- **Water technology** – optimise our water reticulation systems, utilisation and re-use of grey or treated water in the form of acid mine drainage (AMD) and treated sewerage, as part of protecting South Africa's water resources

RISKS AND OPPORTUNITIES

DRDGOLD operates in an environment of increasingly complex and diverse risks. This necessitates the consistent and comprehensive application of sound risk management practices throughout all business activities and decisions. The complexity to the business and risk context also presents opportunities – the upside of risks of which the focus has increased to actively manage these to add to the value of the business and growth potential.

RISK MANAGEMENT APPROACH AND PROCESS

Risk management is critical to the success of the business as it focuses on addressing uncertainties in a proactive manner with the aim of minimising threats, maximising opportunities and optimising the achievement of objectives.

To facilitate a structured and disciplined approach to the risk management process throughout the Group, we developed an Enterprise Risk Management (ERM) Framework that includes an Integrated Combined Assurance Model and Risk Appetite and Tolerance Framework.

Integrated risk and assurance framework



RISK AND OPPORTUNITY UNIVERSE
COMMUNICATION AND CONSULTATION
Establish context
Risk identification
Analyse and evaluate risks
Risk decision
ASSURANCE
ASSESSMENT
Level 1 – Management
Level 2 – Group risk function
Level 3 – Internal audit and other experts
Level 4 – Independent external experts
ONGOING MONITORING AND REPORTING
BOARD AND SUB-COMMITTEES
Continuous improvement

The Framework is based on guidance from King IV – Report on Corporate Governance for South Africa 2016, COSO (Committee of Sponsoring Organisations of the Treadway Commission) ERM Framework and ISO 31000:2018 Risk management – Guidelines.

The Group also developed a Risk Management Policy statement that captures the Group's philosophy towards risk management and commitment to continuously improve risk management practices and processes within the Group. The ERM process annually undergoes an internal self-assessment review and is independently reviewed periodically (at least once every three years) by an external assurance provider against ERM best practice.

The Board has the ultimate oversight of risk management through its Risk Committee and has delegated the responsibility for the development of risk mitigation policies and procedures to Management. The Group's Risk Management Function is responsible for the overall governance of risk and for monitoring the success of controls and mitigation plans. The Risk Committee annually reviews and approves the ERM Framework, Policy and Plan and reviews risk information on a quarterly basis to ensure that risk is effectively understood and managed.

RISKS AND OPPORTUNITIES continued

The Company recognises that it is inevitable that certain business risks are assumed and aims to approach risks in an informed and proactive manner so that the level of risk assumed is aligned with the potential business rewards. The Company is risk averse with respect to risks that could:

A. Negatively affect the safety of our employees and well-being

B. Negatively affect our reputation

C. Lead to breaches of laws, regulations and ethical values

D. Compromise the safety and well-being of surrounding communities

E. Endanger the future existence of the Company

The Company classifies risk mainly as strategic, operational and project risks and manages these risks at Group, business segment, operating unit, or business process level.

High-level overview of the risk management process

The first step in the risk management process is to establish the context and criteria for risk, which includes understanding the Group's strategic objectives and environment in which it operates (internal and external) as well as setting the criteria that will be utilised to assess and prioritise each risk.

The next step is to asses each risk, which includes:

- identification of risks and opportunities ("what", "why", "where", "when", "how", something can happen)
- analysis of risk in terms of its impact on the Group and likelihood of occurrence on an inherent basis
- identification and assessment of control measures put in place to reduce the risk
- determining the remaining risk exposure post control measures and evaluating the risk against the predetermined criteria

Finally, a decision is taken on measures to treat, terminate, tolerate or transfer the residual risk.

Risks are monitored, reviewed and reported on an ongoing basis.



RISKS AND OPPORTUNITIES continued

The risk identification and response process is informed by our integrated risk and assurance framework, depicted in the diagram below:

Top risks


IMPACT
MINOR
Can be readily absorbed
SIGNIFICANT
Can be managed under normal operational circumstances
SERIOUS
Requires additional resources and management effort
CRITICAL
Can be endured but has prolonged negative effect
CATASTROPHIC
Disaster with potential collapse of business
PROBABILITY
ALMOST CERTAIN
Expect to occur
HIGH
Probably will occur
MODERATE
Should occur at some time
LIKELY
Could possibly occur
UNLIKELY
May occur in exceptional circumstances
5
3
4
1
2
8
6
10
9
7

Catastrophic: potential disaster that could lead to collapse of business and is fundamental to the achievement of objective.

Critical: event which can be endured but which may have a prolonged negative impact and extensive consequences.

High: event that requires substantial additional management and other resource inputs to contain.

Moderate: event which can be managed but requires additional resources and management effort.

Low: event which can be managed under normal operating conditions.

TOP RESIDUAL RISK RANKING

2023	2022	
1	3	Limited tailings storage capacity
2	2	Country / political risk
3	1	Security issues
4	4	Eskom electricity supply and high prices
5	*	Climate change impact and action failure
6	6	Threat to social and operating licences
7	5	Socio-political instability or social unrest
8	7	Complexity of legal / regulatory compliance
9	9	Capital projects progress
10	8	Supply chain risks

** New entries into top risks ranking*

Change to top 10 residual risk ranking [1]

Risk	Risk ranking *(previous ranking in italics)*	Explanation [2]
Limited tailings storage capacity	1 *(3)*	Tailings storage facilities at both the Ergo and FWGR operations are at a mature state. Failure to timely secure additional capacity or alternative deposition facilities will require a gradual reduction of deposition rates resulting in lower throughput and lower earnings.
Security issues	3 *(1)*	The impact of the security risk has reduced as a result of the continuous investment in technology, surveillance and training of security personnel.
Climate change impact and action failure	5 *(14)*	The climate change risk is increasing globally and the failure to respond and adapt to expected physical impacts may result in operational disruptions. Furthermore, failure to implement mitigating measures or adapt to reporting requirements may negatively impact the business and ultimately lead to reduced investor confidence.
Cyber crime	11 *(10)*	As a result of improvements to the cyber security control environment, the exposure to cybercrime has declined. Self assessments are ongoing to evaluate and determine the potential gaps in our security and communications platforms. To ensure alignment with best practice in cyber security standards, an integrated approach to review information is followed for information technology (IT) as well as operational technological (OT) systems and infrastructure.

[1] *Although the risk rankings for social unrest, complexity of legal / regulatory compliance and supply chain were affected due to the movement in other risk levels, the residual risk ratings have remained unchanged from the previous year.*

[2] *For further risk details including risk mitigation activities, refer to* *pages 48 to 51*.

RISKS AND OPPORTUNITIES continued

Related strategic focus area	Risk context and potential consequence	Risk response
1. Limited tailings storage capacity		
Strategic focus area: OPERATIONAL AND GROWTH; FINANCIAL; ENVIRONMENTAL; REGULATORY AND GOVERNANCE	Both of DRDGOLD's operations are dependant on large tailings facilities to deposit processed material. New tailings capacity is needed to continue in future at the planned depositions rates as per the life mine. The timing to have the new facilities on line is critical as a delay may result in reduced deposition rates or a halt in deposition which will have an adverse financial impact on the business.	Additional deposition facilities have been identified for both DRDGOLD's operations and the regulatory approval process is in progress. The initiative is actively driven by management in consultation with a team of external strategic, technical, and legal experts. Life of mine plan modelling informs the deposition lifetime of the existing facilities, and this is continuously monitored using the tailings management programme already in place.
2. Country risk		
Strategic focus area: REGULATORY AND GOVERNANCE; OPERATIONAL AND GROWTH	South Africa is facing a multitude of risks which have been escalated by an array of concerns such as low economic growth, high unemployment, increasing poverty, inequality and political instability. In addition to these, failing public infrastructure and poor service delivery have eroded public trust and exacerbated social tensions. All these factors are contributing to the key risks recognised by the Group. Uncertainty within the South African political and economical context may impact business and investor confidence.	We participate in forums with local communities, industry and government to remain abreast of political matters and to strengthen relationships. We promote direct engagement with peer businesses and regulators on issues that have an adverse impact on the business to encourage positive change. Given the volatility of the South African operating context the Company has an agile capital investment and business approach.
3. Security issues		
Strategic focus area: SOCIAL; OPERATIONAL AND GROWTH	Our operations are exposed to an increase in security related issues such as organised crime, fraud, theft, bribery and corruption made worse by inefficiencies within the police. This may pose a threat to employees' safety and may result in operational disruptions.	Deployment of sophisticated security technological solutions and expansion thereof is ongoing. We provide specialised training to security personnel and form part of a security network that works closely with other mining houses as well as various law enforcement agencies aimed at addressing criminal activities.

RISKS AND OPPORTUNITIES continued

Related strategic focus area	Risk context and potential consequence	Risk response
4. Eskom electricity supply		
Strategic focus area: OPERATIONAL AND GROWTH	Eskom is currently in distress and faces a number of challenges, like ageing infrastructure, cable theft, poor maintenance and financial pressure. These have resulted in the implementation of higher stages of load shedding to reduce the risk of a total grid collapse and higher annual tariff increases. It is expected that electricity supply issues will continue for the foreseeable future. Increasing power failure / outage and increased tariffs have a negative impact on the business.	The Company has reduced the electricity supply risk from Eskom through implementation of emergency generators for critical areas of the operations. Furthermore, the self-generated solar power project is under construction and will provide alternative back-up power and assist in reducing future electricity costs. It also offers other opportunities e.g. exporting surplus power to the grid and/or diverting power to other DRDGOLD sites. The project will also reduce our carbon footprint.
5. Climate change impact and action failure		
Strategic focus area: OPERATIONAL AND GROWTH ENVIRONMENTAL	The risk of climate change is increasing both locally and globally. There is an increase in the frequency and intensity of extreme weather events, higher temperatures, loss of biodiversity and other factors that increase the risk. Our operations include a number of reclamation sites over a vast footprint and large tailings storage facilities that are exposed to the physical impacts of these weather events which may cause severe damage and interrupt operational activities. The Company is also exposed to a growing number of critical drivers of change and expectations. These include new national and international regulations and standards, increased public concerns as well as pressure from lobby groups, regulators and investors for companies to address climate change in a meaningful manner, and to report on the impact of climate change risks. Failure to adapt or transition to climate change measures may negatively impact the business and could lead to reduced investor confidence.	It remains priority to ensure that the impact of severe weather events on employees, surrounding communities and interruption of operational processes are limited when it happens. Measures include operational protocols, site planning and additional infrastructure to absorb the impact of these events. ESG and sustainability of which climate change is part of, is embedded in our strategic value drivers. From an environmental governance perspective our value drive places emphasis on "cleaning-up the environment". We have made great strides in: • Reducing our reliance on potable water • Managing of airborne pollutants • Rehabilitation and restoring areas impacted by mining A large investment in a solar project adjacent to the Ergo operations is currently in progress to generate clean electricity to power our operations and to reduce our carbon footprint. We stay actively engaged with stakeholders to ensure we understand climate change related expectations and to improve the quality of our risk management, governance and reporting processes. We are busy developing an ESG/climate change strategy to ensure our targets, measures and reporting standards are aligned with global best practice.

RISKS AND OPPORTUNITIES continued

Related strategic focus area	Risk context and potential consequence	Risk response
6. Threat to social and operating license or other permits		
Strategic focus area: ENVIRONMENTAL SOCIAL OPERATIONAL AND GROWTH	Large parts of our operations are situated in urban areas where most of the communities that live near our facilities are in the grip of poverty and experience socio-economic stress. Poor service delivery by local government has caused communities to shift expectations to the private sector to provide essential services and for increased support and assistance. Poverty and high levels of unemployment have lead to demands to participate in, and benefit from, the economic activities of our business. Failure to recognise these could result in miscommunication, misaligned expectations and loss of trust that in turn could threaten our social licence to operate.	DRDGOLD creates social capital through programmes designed to improve the quality of life of communities in and around our operating footprint. Through ongoing engagement with government structures, local communities and NGOs, we are able to better understand the challenges they face and design programmes that promote the development of self-sustaining and resilient communities. Our commitments and initiatives are included in our social and labour plan (SLP) as well as several CSI projects.
7. Socio-political instability or social unrest		
Strategic focus area: SOCIAL REGULATORY AND GOVERNANCE	South Africa remains at high risk of social unrest due to high unemployment, rising inequality and increased lawlessness. Continuous lack of service delivery at all levels of government and political instability adds to the sense of frustration that may increase the potential of violent strikes that could cause damage to property, harm to people and disrupt operations.	We are continuously assessing our exposure to social challenges and are committed to developing and adapting strategies to mitigate their effects but more so to improving the quality of life of communities in our areas of operation. We acknowledge the importance of understanding the dynamics and needs of communities and in order to best do so strive to improve our engagement and communication strategies with community leaders through various initiatives. Our SLP initiatives offer opportunities to improve our local economic enterprise development programmes. Our security strategy and programmes have been successfully expanded to include the surrounding communities.
8. Complexity of legal / regulatory compliance		
Strategic focus area: SOCIAL REGULATORY AND GOVERNANCE	Complexity and uncertainty within the regulatory environment is exacerbated by ineffective and under-resourced regulators. Lack of communication between government and regulators remains an issue that may increase the cost of compliance. Changes to legislation continue and those that are adverse to our business and growth projects may result in increased project costs, potential delays and they may also affect future planning.	We aim to manage this uncertainty through engagement with key stakeholders to ensure that we have access to specialised knowledge, as well as participate in industry consultation on proposed legislative changes through essential memberships such as the Minerals Council South Africa. The Group is currently in the process of further enhancing the compliance structure to assist with the identification, assessment, monitoring and reporting on the risk exposure associated with any non-compliance with current legislation that may be incurred through the activities performed by the Group.

Related strategic focus area	Risk context and potential consequence	Risk response
9. Capital projects progress risks		
Strategic focus area: OPERATIONAL AND GROWTH; FINANCIAL	Economic and market conditions together with regulatory and supply chain challenges as well as pressures from key stakeholders may impact project delivery and returns. Failure to develop and operate projects in line with expectations and forecasts could negatively impact business performance and strategic growth objectives.	Robust project governance and management processes have been put in place to ensure expected project deliverables are met. These include: • allocating appropriate project resources (skills / systems) • rigorous planning and monitoring processes • good stakeholder relationships • appropriate assurance structures
10. Supply chain risks		
Strategic focus area: OPERATIONAL AND GROWTH; FINANCIAL	Global inflationary pressures, the legacy of the pandemic as well as geopolitical volatility may negatively impact availability and cost of critical material and equipment. This may be further exacerbated by the increase in the frequency and severity of natural disasters such as severe weather, floods and earthquakes which may further increase this risk. The unavailability and increased cost of critical materials and equipment may negatively affect production, while inflationary pressure on the cost of supplies and services may lead to an increase in operating costs. Growth projects may also be adversely affected by delays in supplies and capital equipment which may ultimately result in failure to deliver into the business plan.	Our supplier management process includes constant monitoring of supply chain risks and the development of forward-looking mitigation strategies. This involves securing of key supply requirements through supplier contracts, critical inventory management, continuously seeking diversification of our supplier pool, investing in new technologies or seeking alternatives to current supplies and reagents.

TOP OPPORTUNITIES FOR THE GROUP

1	**Increase in Mineral Reserves and Mineral Resources base**	In FY2022 we reported an increase in reserves and the life of mine for Ergo. We continue to evaluate further opportunities for both Ergo and FWGR in pursuit of regional consolidation to the East and West of Johannesburg.	Occurred - expect to incorporate further resources in future
2	**Diversification into PGMs and battery metals**	Our relationship with Sibanye-Stillwater adds an important dimension to our strategy in that it provides an opportunity for intra-group growth by way of stronger alignment and integration. Sibanye-Stillwater is a global player that has built up a vast network in both gold and platinum group metals and is now also venturing into metals used in the generation and storage of green energy.	Should occur at some time
3	**Additional TSF capacity unlocks further growth potential**	The additional TSF capacity in the process of being developed at both Ergo and FWGR, places us in a favourable position to unlock further growth potential through obtaining additional resources.	Expected to occur
4	**Mechanisation, automation and automated data collection, storage and reporting**	We want to further integrate our system of information flow and data capturing. Key focus areas will remain the assurance of the integrity of data, protecting it from interference, maintaining the quality of information and managing its flow and use with the view to optimising our control and management systems, in the pursuit of "big data" opportunities in future.	Occurred - first step in the consolidation of data stored in a data-lake currently in progress
5	**Increased focus on ESG objectives**	In the increasingly important areas of a circular economy, ESG and sustainability, our work could become the measure of success of what we call "evidence of our presence" and could become a universal standard where large-scale mining takes place.	Expected to occur
6	**Water technology**	Through the use of technology, we have the opportunity to optimise our water reticulation systems, utilisation and re-use of grey or treated water in the form of acid mine drainage (AMD) and treated sewerage. We also have the opportunity to work with government and other stakeholders in solving water supply constraints in South Africa.	Expected to occur
7	**Alternative green power solutions**	Excess power, generated through alternative green power solutions, may be "wheeled" onto the national grid or to other operations and alleviate power supply shortages in South Africa. The Ergo solar project presents strong returns, cost optimisation and improved carbon footprint.	Occurred - Ergo solar project currently under development

FOCUS AREAS FOR ENTERPRISE RISK MANAGEMENT FOR FY2024:

A. Further integrating ESG and climate change risks in our ERM programme and improved reporting of ESG and climate risk within the Group's risk profile

B. Managing risks related to various other projects being implemented throughout the Group

C. Relooking at risks associated with our various stakeholder relationships

CLIMATE CHANGE AND GREEN ENERGY

We produce gold from mine waste, using mostly grey water, and soon, renewable energy. We aspire to enhance our value proposition and to grow our profile as a green miner to produce, in addition to gold, the metals that will drive green economies. This value proposition is integrated into the strategic objective "use technology and information to enhance operational performance and to minimise the impact on the environment".

Through our enterprise risk management process overseen by the Risk Committee, we identified two key risks related to climate change which remain part of our top 20 risks in the organisation. The climate change risk is a top five risk.

Climate change (impact of climate change on our operations)

The risk of climate change is increasing both locally and globally. There is an increase in the frequency and intensity of extreme weather events, higher temperatures, loss of biodiversity and other factors that increase the risk.

Our operations include a number of reclamation sites over a vast footprint and large tailings storage facilities that are exposed to the physical impacts of these weather events which may cause severe damage and interrupt operational activities.

The Company is also exposed to a growing number of critical drivers of change and expectations. These include new national and international regulations and standards, increased public concerns as well as pressure from lobby groups, regulators and investors for companies to address climate change in a meaningful manner, and to report on the impact of climate change risks.

Failure to adapt or transition to climate change measures may negatively impact the business and could lead to reduced investor confidence.

The cost and availability of water (impact of climate change on our operations)

South Africa is a relatively dry area and predictions are that dry conditions will escalate. The business of surface retreatment is highly reliant on water as it is the medium we use to carry mine waste, as a slurry from the reclamation site to our reduction works for processing through a network of interconnected pipelines over large distances. Most of our water requirements are met from recycled water, treated acid mine drainage, and from harvesting water from the natural environment through a series of water usage licenses. We use potable water only in exceptional circumstances where water quality is essential for the process at hand, for example, the irrigation of vegetation on tailings, for consumption, sensitive equipment, and during the elution of gold from carbon, relying on a third-party provider to supply this water. Water shortages will also result in a higher cost of water that may adversely affect operational and financial results.

Overview

Electricity purchased from Eskom contributes more than 95% of the total current reported carbon emissions of the Group's operations. Therefore, the main response to this risk has been identified as pursuing alternative green self-generated energy which will also mitigate risks in our operations such as rising costs and reliable supply of power.

DRDGOLD is currently moving determinedly to its renewable energy solution. Phase I of the solar project is scheduled to be commissioned by the end of October 2023 at a cost of approximately R520 million. Phase I of the project comprises construction of a 20MW solar farm equidistant between the Ergo plant and the Brakpan/Withok TSF. The plant is being built on land owned by Ergo.

Phase 2 of this energy project will be at a cost of approximately R2.3 billion.

Phase I entails the following:

- An upgrade of the current power line from Eskom to the Eskom substation at the Brakpan/Withok TSF
- Provision to the Ergo plant with its required power via a new 22kV overhead line from the Brakpan/Withok TSF substation as well as the new 20MW solar farm
- Excess power generated from the new solar farm can be fed to the Brakpan/Withok TSF via a second new 22kV overhead line to secure a dual feed for redundancy purposes

Phase II entails the following:

- Extension of the solar farm by an additional 40MW of generating capacity
- Installation of the BESS also equidistant between the Ergo plant and the Brakpan/Withok TSF - will comprise a lithium battery-based solution, capable of providing up to 160MWh of power to both the plant and the TSF



CLIMATE CHANGE AND GREEN ENERGY continued



Ergo signed an agreement on 11 May 2023 with Nidec for the 160MWh battery energy storage system (BESS). R376.6 million has been paid to Nidec in advance to secure production. Nidec is a US$15 billion multi-national company with more than 200 000 employees that has been listed on the Tokyo Stock Exchange since 1998. Nidec has developed algorithms that optimise energy flow to and from the grid to ensure optimum voltage and frequency regulation, the mitigation of grid failure risk and prolonged battery life.

All the five pillars that form part of DRDGOLD's investment in alternative power – MV Works, 20MW PV, 160MWh, 40MW PV and 88kV – are now being completed with a target of October 2024.

1	2	3	4	5
MV works	20MW PV plant	160MWh BESS	40MW PV plant	Eskom 88kV upgrade

The total cost of the solar solution will be approximately R2.8 billion. The project is expected to reduce electricity costs for Ergo by approximately R9/t over the current life of mine (this figure is subject to the finalisation of the structure of project within the Group). DRDGOLD has funded Phase I and continues to fund the solar solution from cash reserves. No formal decision has been made, but various "green funding" options are being reviewed. This is one of the largest transactions entered into by the Group. This renewable energy project will ensure uninterrupted power to the Ergo plant and Brakpan/Withok TSF for a period of up to five hours.

The BESS batteries will act as a large central processing unit (CPU) similar to a laptop's battery therefore eliminating unexpected power interruptions. The batteries will be charged during the day from the 60MW solar plant currently under construction. The batteries will also be used to shift the load - meaning that during peak tariff period of 6pm to 9pm, the Ergo plant and Brakpan/Withok TSF will be run on battery power.

The batteries will then be charged during the night on off-peak power and then discharged again between 6am and 9am every morning. This cycle will be repeated daily. The BESS will therefore provide continuous power to the plant and TSF, provide savings by discharging the stored energy during peak periods and, with the addition of the solar power, will also provide an alternative energy solution. The 60MW solar plant will provide enough power during the day to run the Ergo plant and Brakpan/Withok TSF as well as to charge the batteries during the day. This is the next step in DRDGOLD's strategy to become the "greenest gold" producer.

Our renewable energy project has also provided 175 community members with employment during the construction period, again, demonstrating our commitment to uplifting the communities surrounding our operations and providing direct access to opportunities in our business. This is something to be proud of at a time when national unemployment is at a record high.

PROJECT RISK MANAGEMENT: GOVERNANCE

The entire project is a mammoth task and is overseen by the DRDGOLD Executive Committee (Exco), who in turn reports to the Board. A dedicated team, in-house and contracted in, covering all the disciplines including management, engineering, procurement, legal, finance, risk, insurance, assurance, security and health and safety are involved for the successful development of the project. Various independent experts were also engaged to advise on management and perform quality-control checks on the design and execution plans. Due to the size of the project, a thorough risk assessment was undertaken to ensure that appropriate mitigation actions are implemented. This risk assessment is integrated into the enterprise risk management process at a Group level, which is overseen by the Risk Committee.



The table below sets out the value created for the business and the impact it will have on the environment, the economy and society.

Value created for the business:

- Reduced cost of producing gold
- Secure and uninterrupted production
- Reduction in carbon footprint by approximately 154 000 tCO_2e, nearly 40% of total reported carbon emissions
- Fixed electricity tariffs and escalation rates
- Back up capabilities
- Longer life of mine
- Generation of carbon credits of approximately R800 million

Impact on the environment, economy and society:

- Lower carbon emissions as part of the green transition and decarbonisation of our economy
- Creation of green jobs in our society
- Reduced spillages and inefficiencies caused by power dips
- Remaining tied to the Eskom national grid with potential of generating excess power to be wheeled back into the grid
- Reduced electricity demand freeing up capacity to mitigate load shedding at large



VALUE CREATION, STRATEGY AND PERFORMANCE

VALUE CREATION, STRATEGY AND PERFORMANCE

DRDGOLD continues to add value to the South African economy, simultaneously releasing land back to the greater Johannesburg for redevelopment and enhancing the quality of life experienced by communities around our operations.



DIGITALLY ENABLING OUR ORGANISATION

Integrated focus areas: Data security, cybersecurity and embracing generative artificial intelligence (AI)

In the ever-evolving landscape of the digital age, the convergence of data, cybersecurity and AI stands at the forefront of our strategic priorities. The office of the Chief Information and Technology Officer of DRDGOLD is enthusiastic about how we are harnessing the latest technological advancements to safeguard our data, bolster our defenses and improve our operational efficiency.

Data security and cybersecurity, while distinct in their details, are inherently intertwined. Our data is valuable – to us and, unfortunately, to potential adversaries. The means by which we protect this data (data security) is intrinsically linked to how we guard against external and internal threats (cybersecurity). The integrated approach ensures that while our data is safely stored and managed, it's also protected from malicious actors and potential breaches. At DRDGOLD, we believe that our data is one of our most valuable assets. Protecting it means protecting the trust of our stakeholders, our operations and our reputation.

In today's digital-first landscape, the confluence of data and cybersecurity is more than a mere IT consideration; it is a strategic imperative. The office of the Chief Information and Technology Officer of DRDGOLD is committed to championing an integrated approach to data and cybersecurity, ensuring our organisation's resilience and safeguarding our stakeholder's trust.

In an era where technology is continuously evolving, and the digital landscape broadening, our commitment to ensuring the safety and integrity of our systems and data has never been more paramount. We have prioritised a comprehensive focus on both data and cybersecurity as critical cornerstones of our IT strategy feeding the overall corporate growth and sustenance.

Data security:

Protecting our data's integrity, confidentiality and accessibility are of paramount importance to DRDGOLD.

A. **Data encryption:** By encrypting data both in transit and at rest, we are adding robust layers of defense against unauthorised interception and access.

B. **Data access management:** Control is crucial. By rigorously defining user roles and access rights, we ensure that data is accessed only by those who truly need it.

C. **Data backup and recovery:** We have revamped our backup and recovery mechanisms, always attempting to ensure our data integrity and availability even in unforeseen circumstances.

Data initiatives:

- **Implementing a data lake**

A data lake (Snowflake) has been created, empowering DRDGOLD to aspire to become the "Tesla" of the mining industry. This journey's first pillar enables the "data infrastructure" element to find value in the vastness of DRDGOLD's data libraries to tap into the insight of deep analytics and business intelligence.

- **Yellow Machine Hire**

This project has reached its first significant milestone with the Yellow Machine Hire Project going live and the introduction of the application allowing our contractors to submit electronic timesheets. Using the data lake, AI, optical character recognition, geospatial telemetry and algorithms for deep insight analysis, this solution will attempt to optimise and reconcile Ergo's industrial machinery's costs and productivity.

- **The Information Council**

A forum for data governance, structure, analytics governance, data audits, and risk mitigation to support the POPIA and SOX requirements has been established under the auspices of the Data Governance Council.

Cybersecurity:

In a world of evolving digital threats, our cybersecurity strategies are tailored to be both preventive and responsive.

A. **Advanced threat detection:** Our AI-driven monitoring continuously scans our networks for anomalies, ensuring rapid detection of potential threats.

B. **Security awareness training:** Each employee is educated to recognise and respond to cyber threats, making them an integral part of our defense strategy.

C. **Regular penetration testing:** By simulating real-world attacks, we gauge and reinforce the strength of our systems against hacking attempts.

D. **Multi-factor authentication:** Multiple authentication layers fortify our defense against unauthorised system and data access.


MINING

Why an Integrated Focus?

The fusion of data security and cybersecurity is crucial for a holistic protection strategy. Focusing on data security alone might secure our information, but without a robust cybersecurity strategy, we remain vulnerable to attacks. Conversely, strong cyber defenses without proper data security can lead to internal breaches, mishandling or data loss.

Our emphasis on the integrated nature of these areas ensures that DRDGOLD's digital assets are protected from every conceivable angle. This integrated focus is not just a technical decision; it is a business one. It safeguards our operations, ensures stakeholder trust and maintains our reputation in a competitive industry.

In conclusion, our integrated approach to data security and cybersecurity underlines our commitment to excellence and resilience in an increasingly digitalised mining landscape. As we move forward, DRDGOLD aims not only to set gold production benchmarks but also to define industry standards in integrated data security and cybersecurity practices.



Embracing generative AI:

AI is no longer the future but our present. At DRDGOLD, we recognise the potential that AI, particularly generative AI, holds in revolutionising the way businesses operate.

- Enhancing IT administration: Generative AI is not just about automation but about augmentation. In our IT department, it has already started to replace mundane, repetitive tasks, allowing our employees to focus on more strategic, value-adding activities. By automating system configurations, patch management and routine maintenance tasks, we are achieving higher efficiency and reduced error rates.
- Project management and forecasting: Generative AI assists in predictive analytics for our projects, allowing us to foresee potential bottlenecks, optimise resource allocation and ensure timely project completion.
- Intended adoption for innovative solutions: Beyond administrative tasks, we're exploring how generative AI can assist in generating new, innovative solutions for complex problems faced by our operations. Whether it's optimising extraction processes, enhancing environmental sustainability, or improving workforce safety, the applications are limitless.

The integration of generative AI in our IT functions marks just the beginning. We envision its adoption across various facets of our operations, paving the way for smarter, more efficient and innovative solutions that will propel DRDGOLD to new heights.

Other strategic projects

- **People management programme**

The first set of projects is underway to relook at all applications associated with our employees and derive an architecture that supports human resources, health and safety, time keeping and attendance, payroll and the medical centre.

- **Integrated financial reporting tool**

The Workiva reporting tool, a cloud-based document and data collaboration platform for reporting and integration of data has been set up and is in now in use.

- **Mobility enablement**

In today's rapidly evolving world, mobility is critical in driving growth, fostering innovation and creating sustainable value for our organisation. This initiative will enable businesses to use the transformative power of mobility and connect with digital solutions, unlocking opportunities and driving user flexibility.

In conclusion, our strategy at DRDGOLD is an amalgamation of robust security practices and pioneering technological advancements. We are not just safeguarding our present but are actively crafting a future that exemplifies excellence, innovation, and resilience.

OUR OPERATING ENVIRONMENT

A number of factors, either individually or as a collective, create situations that either promote or hinder our ability to deliver into our strategy and succeed as a Company. Intensified load shedding, electricity infrastructure decay, rising costs of production, uncertainty in regulatory requirements, delays in obtaining regulatory permits and the deterioration of service delivery in communities were the main challenges we navigated through this year and are expected to continue. The impact of these have by and large been mitigated by sustained higher gold prices. The challenges do provide opportunities to be agile, constantly seeking ways to conduct business better, and also to be part of the solution.

An analysis of these dynamics and the DRDGOLD response to them, is set out here:

See the Strategy and outlook section for more information

See the Risks and opportunities section for more information

SOCIAL LANDSCAPE AND SECURITY OF INFRASTRUCTURE

Ordinary South Africans and businesses alike face the reality of poor service delivery, an increase in living costs and the cost of doing business, load-shedding, high unemployment and high levels of crime. The government's continued lack of delivery into its social mandate is causing heightened frustrations in the form of more frequent social unrest, and society turning to the private sector to step in where government fails to provide services that are typically the domain of the state. When frustration spills over into protest action, we run the risk of disruptions at our operations.

DRDGOLD'S RESPONSE

The increase in crime requires a robust and proactive strategy to secure the safety of our employees and our assets while being mindful of the principles of proportionality that underscore basic human rights. To reduce risk for security personnel we make extensive use of technology to monitor our operating footprint relying on technology-based surveillance and detection systems to alert us to pending threats and dispatching reaction teams to respond and intercept. Sophisticated access control systems are in place for high-risk areas and our asset protection function works closely with various law enforcement authorities.

We are committed to operate in a sustainable and responsible manner and to improve the quality of life for those living in the communities surrounding our operations. This is premised on the assumption that a stable societal environment is an essential requirement for business sustainability, through our social and labour plan and CSI initiatives which are continuously monitored and reported on. Through ongoing stakeholder engagements with government structures, local communities, and NGOs we strive to strengthen our relationships to promptly and effectively address concerns raised.

ASSOCIATED TOP RISKS

- **Country risk**

South Africa is exposed to a number of socio-economic challenges such as high unemployment, slow economic growth, and high levels of corruption and crime. In addition, the political environment is uncertain. These may trigger social unrest due to the lack of service delivery by the local governments as well as hardship due to poverty and unemployment. These conditions may lead to occasional instances of unrest which could be disruptive to our operations.

- **Security issues**

The current security issues of violent and organised crime pose a threat to employees' safety and to infrastructure, and may lead to operational disruptions.

OPPORTUNITY

Engaging with communities to seek solutions, provide the opportunity for new social partnerships to be formed and increased collaboration toward enhanced social capital for the benefit of both business and society.

STRATEGY

We seek to improve the quality of life of communities surrounding our operations through the roll out of programmes that assist in poverty alleviation and youth education. This strategy is premised on our belief that the informal economy could be instrumental in overcoming poverty, and that an economic model designed to deliver into the needs of the recipients of social grants could serve to capitalise and grow emerging enterprises in this segment.

ELECTRICITY SUPPLY DISRUPTION AND RISING ELECTRICITY COSTS

Eskom, South Africa's state-owned power utility, has become incapable of satisfying the energy requirements of the South African economy and is applying a system of power rationing or load shedding to prevent a complete collapse of the grid. It is a distressed enterprise unlikely to make a full recovery. It is owed billions of Rands by local municipalities and in more recent times has also fallen victim to damage to its supply grid through incessant cable theft. This poses a threat to our ability to maintain the requisite volume throughput to deliver into our business plan, while the steps we are required to take to curtail load during load shedding, like intermittently switching off our mills, also impact recovery efficiencies. The private sector has responded by accelerating private production of renewable power, with an estimated 2GW of installed 'roof-top' capacity in place. Government's own measures are lagging though, and it has been slow to administer the freeing up of power generation on a larger scale. Load shedding will therefore be with us for the foreseeable future.

NERSA approved tariff increases for 2023 and 2024 of 18.65% and 12.74% respectively.

Electricity currently makes up approximately 15% of our total operating costs.

DRDGOLD'S RESPONSE

We take a two-staged approach to the risks associated with electricity supply. Firstly, we have installed extensive back-up systems to counteract the impact of unscheduled interruptions in

OUR OPERATING ENVIRONMENT continued

power supply. While we are unable to maintain production during blackouts, back-up generator sets ensure that the plants remain in motion and that our circuits do not choke or become blocked by solids settling in the slurry. This means that production can resume virtually immediately once power is restored. Secondly, at our Brakpan/Withok TSF, our back-up capacity is sufficient to ensure that deposition can continue uninterrupted. This is the "exhaust" of the system and if it comes to a halt, the entire operation grinds to a halt. From a safety and governance perspective, it is also essential that we maintain a water balance on this facility to ensure that it remains within our stated factors of safety. The solutions identified in this regard are power storage and the pricing policy of Eskom whereby different rates are charged during peak and off-peak periods. Charging power storage units during these periods and then drawing them down during peak hours to avoid peak rates provides a financially feasible model.

The mining industry, a major consumer of electricity, consuming approximately 30% of the national electricity supply, has responded swiftly, opting for renewable energy usage to decrease this burden and contribute to the country's climate change plan, and reduce reliance on Eskom's coal plants which make South Africa one of the most coal-reliant economies in the world.

We have commenced with the construction of a solar power project whose value proposition is that of decreasing our cost of electricity consumption, reduction of our carbon footprint, generation of carbon credits, and achieving a stable electricity feed to reduce power dips. For more information on the solar project, refer to pages 53 to 55 of the Climate change and green energy section.

At operational level, we maintain a functional relationship, honouring the curtailment arrangements that are in place, to avoid the complete interruption of supply during blackouts.

ASSOCIATED TOP RISKS

Eskom electricity supply

For the reasons set out above, we expect that that electricity supply uncertainty will continue for the foreseeable future.

Increasing power failure / outage and increased tariffs may have a negative impact on the business.

OPPORTUNITY

In a regulatory environment that keeps pace with opportunity, excess power generated through our solar PV plant and stored in our future battery storage facility project could be "wheeled" into the national grid or to other operations to alleviate power supply shortages and contribute to the decarbonising of electricity generation in the country. Further investment opportunities are currently being explored.

There is also an opportunity to create "green jobs" and upskill our employees.

STRATEGY

- Optimally, profitably and sustainably mining our large surface gold resource
- Using technology and information to enhance operational performance and to minimise the impact on the environment

REGULATIONS AND THEIR EFFECT ON OUR BUSINESS

The mining industry in South Africa is extensively regulated through legislation and regulations issued by government's administrative bodies. One of the key findings of the Fraser Institute's survey of mining companies weighing down South Africa's investment appeal is lack of regulatory certainty. The challenge lies as much in the fact that many of the regulators are under-resourced as it does in the complexity of the regulations.

The increasing prominence of ESG is also resetting the standard on transparency and sustainability while society generally is far more environmentally and socially aware, applying increasing pressure through providers of capital and the regulator to enforce compliance.

DRDGOLD'S RESPONSE

We continue to engage with different spheres of government to ensure that projects are executed as planned. We do this both directly and indirectly through the Minerals Council. To address the slow turnaround of the regulator in certain areas we are also increasing our own resources and capacity and have adopted a more proactive approach to follow-up and engagement, also making use of mining and environmental experts in this regard.

Our drive is to optimise our resources and deliver sustainable and integrated value from an economic, social and environmental point of view. Building and running sustainable operations forms the core of our strategy and operating model.

We are committed to improving governance and transparency in the safety and management of TSFs, a commitment that so far has led us to implement the following:

- A Group-wide policy on the management of TSFs at our operations is currently being reviewed to align it to best practice and expectations
- An internal tailings performance management system (TPMS) for dedicated data collection, storage and processing to ensure the integrity of the data for day-to-day management and oversight purposes
- Quarterly drone surveillance
- Review of various technologies which could be employed to enhance TSF observation and monitoring
- The establishment in 2018 of an External Independent Tailings Review Panel
- Redesign of RTSF incorporating natural and synthetic liners, optimising the footprint and cost.

This philosophy will extend to the final life design for the Withok compartment of the Brakpan/Withok TSF.

ASSOCIATED TOP RISKS

- **Complexity of legal/regulatory compliance**

Complexity and uncertainty within the regulatory environment are exacerbated by ineffective and under-resourced regulators. Lack of communication between government and regulators remains an issue that may increase the cost of compliance. Changes to legislation continue and those that are adverse to our business and growth projects may result in increased project costs, potential delays and they may also affect future planning.

- **Capital projects progress risks**

Regulatory delays and supply chain challenges as well as disruptive actions by certain stakeholders may impact project delivery and returns. Failure to develop and operate projects in line with planned timelines and forecasts could negatively impact

business performance and create doubt as to management's ability to deliver.

OPPORTUNITY

Rethink our ESG strategy particularly to ensure that we remain proactive and prepare for changes in the regulatory landscape and anticipate stakeholder community expectations.

STRATEGY

Optimally, profitably and sustainably mine our large surface gold resource.

RISING COSTS AMIDST GLOBAL INFLATION

South Africa, like many other countries, is finding it difficult to bring inflation under control. Our currency has weakened considerably, and imports, especially oil, are driving up the cost of doing business. Mining inflation tends to be higher than the reported official South Africa CPI which adds to the pressure on mines to contain costs and stay profitable. Our total cash operating costs were 6% higher in FY2023. This was driven to a large extent by increases in the cost of key consumables, diesel, steel and cyanide. There is no clear answer as to how long these inflationary trends will continue. At the moment the gold price is still favourable, but for longer term sustainability, it is essential that costs are tightly managed and that capital spend remains within budget. DRDGOLD is an unhedged gold producer taking full exposure to the US Dollar spot price of gold and Rand/Dollar exchange rate. The average gold price received by DRDGOLD increased in FY2023 to R1 041 102/kg, up from R894 409/kg in FY2022. The future of the gold price is uncertain and any prolonged decrease could lead to significant decreases in the profitability of our operations.

DRDGOLD'S RESPONSE

Our operations go through an annual budgeting and planning process which involves sensitivities and scenario analysis of planning assumptions. Regular operational and financial performance reviews and reporting are in place. There are ongoing initiatives to improve cost efficiencies and reduce consumption of supplies and services from state-owned utilities, namely potable water and electricity. Our procurement department continuously reviews supply prices from suppliers and contractors to ensure that goods and services are competitively priced.

We are always looking at ways to slow the rate of price increases and save costs by making ongoing improvements in processes and efficiencies, with technology playing a pivotal role in this regard. For example, an ongoing analysis of key drivers in our plant allows for precise dosing of chemicals and consumables, which contributes to keeping these costs as low as possible. HDPE lining in pipelines lowers friction and thus reduces power consumption. Maintaining a closed water circuit and using recycled water in turn reduces the costs of water consumption. These are just some of the initiatives implemented over the years.

Project governance and processes have been put in place to ensure expected project deliverables.

ASSOCIATED TOP RISKS

- **Supply chain**

The global economic environment, geopolitical tensions as well as inflationary pressures worldwide have highlighted the interdependencies of supply chains. The risk of dependency on key suppliers requires ongoing focus and proactive management.

The unavailability of critical goods such as reagents and critical equipment may affect production and operating costs resulting in loss of revenue. Delays in supplies, freight costs and higher than inflation increases for capital equipment are crucial elements to consider in planning for new projects.

OPPORTUNITY

Rising costs have prompted a fresh look into the structure of our operations, the sequencing of reclamation sites and the blending of material from different reclamation sites, to ensure that the optimal model from a value creation perspective is maintained.

STRATEGY

To sustainably mine our large surface gold resource by maintaining the right balance between volume throughput and costs, by focusing on extraction efficiency and by blending high and lower grade feed material from different sites.

SOUTH AFRICA'S WATER CHALLENGE

Our surface retreatment operations are reliant on water to transport slimes from reclamation areas to the processing plant and to the TSFs.

South Africa is a water scarce country and has a limited water distribution infrastructure. With changing rainfall patterns and extensive electricity blackouts we are at risk of water shortages due to droughts, and disruptions in supply related to infrastructure. Experts warn that South Africa is headed for a water crisis not dissimilar to the challenges the country is experiencing in terms of electricity supply and that the capital investments required to avert it could be up to R1 trillion.

This requires that DRDGOLD and the mining industry at large continue to find ways to transition to grey water and reduce the consumption of potable and fresh water.

DRDGOLD'S RESPONSE

We use mostly recycled water, always looking to both minimise and reduce the use of potable water.

Over the past few years, we have deliberately focused on investing in infrastructure and strategies to reduce our reliance on potable water and increase the use of other water sources. For example, a closed water balance system is in place to reuse water in the system which delivers into about 58% of our process water requirements. A further 12% is grey water sourced from sewerage works or acid mine drainage (AMD), 11% is harvested from lakes that capture and contain rain and storm water run-off and 12% is from underground mine dewatering. Potable water consumption decreased from 2 642Ml [LA] to 2 380Ml[LA].

We manage our water in such a way that process and grey water options are exhausted first before potable water options are explored, as illustrated in the graph below.


DRDGOLD Kl vs Throughput
Potable water kl/tonne
0.20
0.18
0.16
0.14
0.12
0.10
0.08
2019
2020
2021
2022
2023
1.5
1.2
0.9
Water kl/tonne
Potable water Kl/tonne
Total water Kl/tonne

ASSOCIATED TOP RISKS

Climate change impact and action failure

The risk of climate change is increasing both locally and globally. There is an increase in the frequency and intensity of extreme weather events, higher temperatures, loss of biodiversity and other factors that increase the risk.

In particular, severe storm events associated with climate change occur far more frequently. Our operations include a number of reclamation sites over a vast footprint and large tailings storage facilities which are exposed to severe rainfall events and may be damaged by floods. This could also cause interruptions to operational activities.

The industry is also confronted by an ever increasing number of climate and governance demands and regulatory changes and challenges. These include more onerous national and international standards of compliance and conformance, increased public awareness and lobbying by interest groups on matters involving climate change and just transition, and demands to provide assurances and commitments to environmental standards and tailings storage practices. Any reluctance to commit to these measures could impact the reputation of the business and harm investor confidence.

OPPORTUNITY

Further expand usage of grey water to reduce the draw on potable water thereby reducing the extent to which we compete with society for potable water.

There is an opportunity for us to contribute to the protection of South Africa's water resources by using technology and infrastructure to optimise our water reticulation systems and reusing grey or treated water in the form of AMD and treated sewerage.

STRATEGY

- Use technology and information to design and implement systems to protect against extreme weather, ensure that excess water is retained or harvested and maintain all water in a closed circuit for reuse.

CLIMATE CHANGE

Like so many places across the world, South Africa is also experiencing extreme temperatures, erratic rainstorms, floods and unpredictable weather patterns posing risks to our operations and the well-being of our employees. Regulators across the world are tightening climate change related legislation and regulations, encouraging businesses across all industries to develop strategies to combat the effects of climate change and other sustainability related issues. In FY2023, FWGR lost production and damage as a result of severe downpours in the Far West Rand area.

DRDGOLD'S RESPONSE

The principles of sustainability have long underpinned the manner in which we run of our operations. Over the years our profile has systematically evolved to become increasingly green. Another leg to be added to our circular model is renewable energy to reduce our carbon footprint.

ASSOCIATED TOP RISKS

Climate change impact and action failure

The risk of climate change is increasing both locally and globally. There is an increase in the frequency and intensity of extreme weather events, higher temperatures, loss of biodiversity and other factors that increase the risk.

In particular, we have been experiencing an increase in the occurrence and severity of rainstorms, which we attribute to climate change. Our operations include a number of reclamation sites over a vast footprint and large tailings storage facilities which are exposed to extreme weather and where severe downpours can cause damage to infrastructure and interruptions to operations.

As stated above, DRDGOLD, like the rest of the industry, is faced with an ever increasing set of conformance and climate related demands and expectations that enjoy broad support in society, the investment community and political and regulatory bodies. These add to the complexity of our operating environment, whilst failure to conform could negatively impact our reputation and licence to operate.

OPPORTUNITY

We have the opportunity to learn from the development of our current solar project to invest in additional green energy projects to further reduce our carbon footprint.

STRATEGY

- Use technology and information to design and implement systems to protect against extreme weather, ensure that excess water is retained or harvested and maintain all water in a closed circuit for reuse.

HEALTH AND SAFETY REVIEW

We are entitled to protect our staff and our assets and will therefore take whatever measures are required to ensure their safety and protect them from harm in the workplace.

Our employees are our most valuable asset and to deliver into our strategy, we must maintain a physically and emotionally safe workplace, by promoting a culture of safety, combining training and equipment appropriately and maintaining a culture of continuous learning.

zero [LA] fatalities

1.09 [LA]

Reportable injury frequency rate (RIFR)

1.50 [LA]

Lost time injury frequency rate (LTIFR)

HEALTH AND SAFETY MANAGEMENT

In South Africa, there are three main pieces of legislation which must be complied with which include the:

- Mine Health and Safety Act (MHSA)
- Occupational Diseases in Mines and Works Act
- Compensation for Occupational Injuries and Diseases Act

In addition, policies and procedures are in place to ensure the safe operation of our mines. The Social and Ethics Committee, through delegation by the Board, is accountable for the health and safety of employees. A risk assessment team is in place to implement the risk management process from a health and safety perspective. Treating of injuries is part of our duty of care therefore several employees are trained in different levels of first aid. Ergo has an onsite clinic for immediate medical evaluation and a private hospital service agreement to provide medical treatment, where employees who have been injured are monitored frequently until they are declared fit for duty. FWGR makes use of the services of Fountain Private Hospital located approximately 2km from the operation with Princemed, a private medical operator, as an emergency response team.

All permanent employees are required to be members of a private medical aid scheme. The Group subsidises two-thirds of the total member contribution except FWGR, which contributes 60% for Category 4 to 8 employees and 50% for the rest of the employees. During FY2023, the Group contributed R50.8 million (FY2022: R45.1 million) to private medical aids on behalf of employees. In addition, we employ a part-time health practitioner, three permanent nurses and retain the services of a private medical emergency response team to ensure our people receive quality medical treatment at our operations.

In continuously striving for this, we ultimately deliver into UN SDG 8: Decent work and economic growth.

8 DECENT WORK AND ECONOMIC GROWTH

	ERGO	FWGR	2023	ERGO	FWGR	2022
Number of fatalities	— [LA]	— [LA]	— [LA]	— [LA]	— [LA]	— [LA]
Reportable injuries	6	2	8	5	—	5
RIFR	0.96 [LA]	1.87 [LA]	1.08 [LA]	0.76 [LA]	— [LA]	0.66 [LA]
LTI	9	2	11	14	—	14
LTIFR	1.44 [LA]	1.87 [LA]	1.49 [LA]	2.14 [LA]	— [LA]	1.84 [LA]
Minor injuries	15	1	16	12	2	14
Total hours worked (millions)	6.3	1.1	7.4	6.5	1.1	7.6
Part-time health and safety representatives	179	11	190	105	11	116
Ratio of part-time health and safety representatives to one employee	1:14	1:20	1:16	1:24	1:20	1:24
Section 54 notices	0	1	1	1	—	1
Section 55 Notices	2	1	3	1	—	1

[LA] Limited assurance

HEALTH AND SAFETY REVIEW continued

HEALTH AND SAFETY ACTIVITIES

Our health and safety strategy aims to reduce and ultimately eliminate health and safety threats through regular monitoring of our permanent and contracted employees. All our operational sites are monitored continuously for hazards and risks, which are ranked in terms of severity, duration of exposure and probability of a negative outcome. All visitors to our sites are made aware of safety hazards and emergency procedures through our induction process. Community members, including illegal miners, are made aware of the hazards of accessing mine property by means of safety signs at all our reclamation and deposition sites.

As part of our risk assessments, we undertake weekly safety topics, weekly and monthly contractors' meetings and annual inductions to ensure communication and engagement with our employees and contractors on site. Various health and safety campaigns were also initiated during FY2023 including:

Integrated safety management solution initiative

As part of Ergo's goal of achieving zero harm, an integrated risk management solution was implemented, which is underpinned by international standards. This application consists of several integrated modules: a baseline risk assessment module, an evaluation module, a job safety analysis module, a planned task observation module and an investigation module. A risk assessment team is in place to perform an initial assessment on risks to continuously identify existing hazards and possible events. The risk assessment team will also ensure that the appropriate hazard mitigation actions are in place.

Codes of practices, procedures and baseline risk assessments

As part of our ongoing commitment to zero harm, all codes of practices and procedures are reviewed periodically to ensure that they contain the most up to date information for employees to work safely. These procedures are then briefed to all relevant employees by their supervisors. In addition to this, employees attend annual discipline procedure training, which is facilitated.

Silly season

The Silly Season Campaign was established with the objective to raise awareness of health and safety issues that affect employees during this season, to increase knowledge and to change the behaviour of all employees and contractors. The following topics were covered:

- Fatigue management
- HIV/AIDS
- Road safety
- MHSA Sec 22 and 23 (Rights and duties of employees)
- Khumbul'ekhaya safety and health initiative from the Minerals Council
- FWGR safety pledge

Employees and contractors were briefed about the importance and the purpose of the safety campaign in the safety meetings and had to sign on the safety pledge document according to their sections as a sign of re-affirming their safety pledge. The campaign also included a safety calendar where specific topics were discussed during their morning toolbox talks to enhance the spirit of safety during the Christmas season.

World AIDS Day

World AIDS wellness Day was held at each of the Ergo operations where employees were given the opportunity to attend voluntary counselling and testing. Comprehensive screening such as cholesterol, blood pressure and weight monitoring were also part of this wellness strategy.

Health wellness campaigns

During the year several health campaigns were held which included prostate and cervical cancer screening, and employees being encouraged to vaccinate for the annual flu season.

Behaviour-based safety campaign

FWGR introduced a behaviour-based safety awareness campaign to encourage all employees and contractors towards safe outcomes with the aim of preventing accidents or injuries before they occur. The emphasis was put on communication during safety meetings to ensure that the employees become aware of their surroundings at all times by observing and avoiding unsafe behaviour. The focus was on employee and contractor engagement and participation during the safety presentations with different safety topics that are related to employee behaviour and how negative behavior can affect their safety. Lastly, was the Safety Department's high visibility in the different sections of our operations.

Poster campaigns

A number of poster campaigns were held during the year which included information on:

- Silica dust
- Noise induced hearing loss
- Cholera safety

These posters were posted on notice boards, shared during induction and were also communicated during safety and health toolbox talks.


CHOLERA
SIYANQOBA
(WE ARE WINNING)
SILICOSIS
AGAINST THE DISEASE
Earplug Fitting Instructions
Care/Maintenance of Earplugs and Earmuffs

REVIEW OF OUR SAFETY PERFORMANCE

No fatalities were recorded for the year.

REVIEW OF OUR HEALTH PERFORMANCE

As part of our strategy to educate and empower employees with knowledge, several health-related topics were addressed in FY2023 through pamphlets and medical surveillance.

The following topics were part of this ongoing initiative:

- Gender-based violence
- Kidney health
- Flu vaccination/prevention
- COVID-19 vaccination
- Various causes of cancer
- Recognition of silent heroes

	2023	2022
Medical examinations performed	**3 657**	1 764
Employees tested for HIV	**310**	140
Employees counselled for HIV	**3 657**	1 764
Number of TB cases reported	**5**	6
Cases of silicosis and asbestos cases reported	**0**	2

[1] *Information presented only for Ergo. No information has been presented for FWGR as figures are not released from the Sibanye clinic to the mine. FWGR figures are not deemed to be material.*

Noise-induced hearing loss (NIHL)

NIHL is caused by repeated or prolonged exposure to sounds at or above 85 decibels (db(A)). At our operations, noise can reach 102db(A). Although there are 67 areas with noise levels above 85db(A), we do not operate equipment or machinery measuring more than 107db(A).

Any excessively noisy equipment is immediately reported to an engineer for corrective action. Hearing protection is issued to all employees and visitors to our plants. The use of protective equipment is covered during our induction programme and signage is displayed at demarcated noise zones and entrances to the plants, indicating where hearing protection must be worn. All cases of NIHL are referred to Rand Mutual Assurance, a private insurance company, for occupational injuries.

Silicosis and dust

There were zero cases of silicosis or asbestosis reported in FY2023 at Ergo (FY2022: two cases of silicosis reported).

Our silica reduction strategy is still enforced, with employees being continually reminded to damp down equipment before working on it and to water the roadways to prevent dust liberation. All silica over-exposures are investigated and additional measures are put in place where necessary.

Noise-induced hearing loss

	Number of cases	Cases concluded	Pending cases
Reported in FY2021	2	1	1
Reported in FY2022	8	1	7
Reported in FY2023	**9**	**2**	**7**

OUTLOOK

We will continue to drive the zero harm focus by ensuring that all deviations noted during health and safety inspections are closed out in the shortest possible time frame to avoid the occurrence of incidents. Our investigations will be focused on the "no repeat" principle based on the hierarchy of control principle.



SOCIAL VALUE-ADD

We believe that a business needs a stable environment within which to prosper, and therefore strive to improve the quality of life of those living in proximity to our operations.

SOCIAL CAPITAL INVESTMENT AT A GLANCE

71%	669	3 048	215
total discretionary spend with BBBEE companies	members of the community on learnerships	economic opportunities created	BBL learning groups established

R55.2m LA

(2022: R52.9m LA)



Social licence to operate

Our new SLP for Ergo, submitted as part of our compliance with the Minerals and Petroleum Resources Development Act (MPRDA), commenced at the beginning of this calendar year. Our intent is to align our activities with real need, so the plan was developed after extensive and ongoing consultation with stakeholders including the City of Johannesburg and City of Ekurhuleni (previously referred to as Ekurhuleni Metro Municipality). The projects we have committed to are intended to improve the lives of the members of our communities as well as our employees, and have an over-arching theme of poverty alleviation and entrepreneurship. In early 2019, we submitted our transitional implementation plans according to Mining Charter III, to ensure compliance with the regulator's requirements and submit annual compliance reports.

All procurement of goods and services is in line with the national promotion of B-BBEE companies and the Mining Charter. During FY2023, our total discretionary spend with B-BBEE companies was 71%, compared to 61% in the previous year.

Total discretionary spend with B-BBEE companies: 71%

In aligning with international best practice, DRDGOLD's LED programme has run over multiple years and has delivered significant socio-economic impact during the current SLP period, which drew to a close at the end of calendar year 2022. Following the socio-economic community needs analysis conducted for the 2018 – 2022 SLP, and consultation with municipal stakeholders and their Integrated Development Plans, DRDGOLD continues to support the LED objectives of poverty eradication, income creation and (productive) infrastructure development.

Our total socio-economic development (SED) spend is broken down as follows:

Project	Outcome	Area	2023 R	2022 R
Vegetation rehabilitation	Local youth employment	Geluksdal	**1 583 514**	1 588 782
Crown Complex Consortium	Local community development	Local communities around Crown complex	**3 685 138**	4 159 966
Broad-Based Livelihoods (BBL) programme	Local economic development	Tsakane, Soweto and Merafong	**6 375 280**	7 182 050
Metallurgical research at Wits university	Metallurgical research	Braamfontein, Johannesburg	**1 500 000**	1 500 000
Crown logistics	Economic development	Soweto, Ekurhuleni	**411 633**	1 708 155
Employee training	Upskilling	Gauteng	**16 628 718**	14 639 144
Employee home loans	Home ownership	Gauteng	**1 522 020**	475 478
Community training	Local youth development	Local communities	**19 192 012**	20 923 350
Donations	Corporate social investment (CSI) spend	Gauteng	**4 322 387**	796 840
Total SED spend			**55 220 702** LA	52 973 763 LA

LA *Limited assurance*

EDUCATING OUR COMMUNITIES

Maths, science and accountancy

Our maths, science and accounting teaching programmes continue to assist learners at schools surrounding our operation in Ekurhuleni. The programmes intend not replace but to supplement the teaching of these subjects at the schools. This has enabled many learners to pursue science, technology, engineering and maths (STEM) studies after leaving school.

Bursaries

DRDGOLD is proud of the support we provide for the youth throughout their educational journey so that they can fulfil their potential and not only make a contribution to our organisation, but ultimately to the country and its economy. A total of R1 164 077 was spent on bursaries during FY2023 (FY2022: R1 707 869).

Learnerships

In line with the national strategy to eliminate the shortage of skills, we provide artisan training for our youth and offer learnerships, which are structured learning programmes that lead to lifelong skills. To date 669 members from the community have completed their Mining Qualification Authority learnerships.

Corporate social investment (CSI)

DRDGOLD, in consultation with legitimate stakeholders, has focused its CSI programme on initiatives that have proved to be of benefit to the communities surrounding our operations within the Johannesburg, Ekurhuleni and Merafong municipalities.

Ideally, these initiatives will have a positive impact on the communities affected by the Group's operations and will leave a lasting legacy. A total of R5 822 387 (FY2022: R2 296 840) was spent on the CSI programme during the year.

Wits School of Chemical and Metallurgical Engineering partnership

To assist universities with research and the development of new technologies, in FY2017 DRDGOLD entered into a partnership with the Wits School of Chemical and Metallurgical Engineering and committed to funding of R1.2 million per year over a five-year period.

In 2022, the partnership with Wits was renewed for a further five years and we committed to funding of R1.5 million per year.

The school will continue to assist DRDGOLD with both short-term and long-term research projects which include improving gold recoveries and ways to treat lower grade material in a profitable manner.

Improved gold recoveries are a key enabler to growing our reserves and extending our life of mine (LoM). While some of the work will be directed at our operations, most of the research will be on open projects and will be made available to the entire gold mining industry.

EDUCATION AND TRAINING SPEND

	2023 R	2022 R
Maths, science and accountancy	**1 544 198**	1 430 695
Learnerships	**16 474 049**	17 784 785
Bursaries	**1 164 077**	1 707 869
Total	**19 182 324**	20 923 350

OUTLOOK

We look forward to scalable local economic growth and diversification opportunities for DRDGOLD communities in the next season of the new SLP as we continue with the already well established BBL agricultural Livelihoods initiative as well as the refurbishment of science and technology facilities at local schools. At FWGR the implementation of the BBL agricultural initiative is now in its fourth year and continues to receive favourable support from participants.

SOCIAL VALUE-ADD continued

THE BROAD-BASED LIVELIHOODS (BBL) PROGRAMME

DRDGOLD designed a unique development programme called the BBL Programme to reach as many underdeveloped communities as possible with livelihoods skills development and facilitated processes to bring about greater participation by previously excluded people, into the local economy e.g. women and youth. The overarching objective of the BBL Programme is to bring about a shift from prevailing scarcity, dependency, and welfare mindsets to productive economic activity, self-reliance and value-creation mindsets.

The BBL Programme aligned seamlessly with the intended objectives, and with DRDGOLD's operations stretching from the East Rand (City of Ekurhuleni Metropolitan Municipality) to the West Rand (City of Johannesburg Metropolitan Municipality) of the Witwatersrand gold reef, and towards Carletonville in the Merafong Municipality, the programme has had the greatest potential for far-reaching and sustainable impact across DRDGOLD communities, given the scale of its footprint. Almost six years later, we continue to see our vision for local economic development come alive as the BBL Programme offers various sub-programmes such as:

- MyFood (vegetable production)
- MyLivestock (cattle and poultry rearing)
- MyFuture (economic activation)
- MyBusiness (business fundamentals)

The BBL Programme has successfully mobilised people at the bottom of the socio-economic pyramid and provided them with real opportunities for making a living for their families during times of economic hardship. Since implementation of the BBL Programme, over 11 200 community members have directly benefited from the programme. To date, 215 BBL learning groups have been established across the City of Johannesburg, City of Ekurhuleni and Merafong municipalities, far exceeding our commitment of 75. These groups have extended across 42 communities, confirming the broad-based reach of the BBL Programme. A total of 3 048 impoverished households across DRDGOLD's footprint have earned a vegetable tunnel (an incentive for those who apply what they have learnt and have taught others).

While the numbers give an indication of the commendable outcomes achieved, the true impact is better reflected in the thousands of stories of the people whose lives have been changed by the programme. We celebrate these people and communities and their own efforts to create a better future.

We now look forward to scalable local economic growth and diversification opportunities for DRDGOLD communities in the next season of the new SLP.



Households in Ekurhuleni are transforming the environmental and socio-economic landscape in open areas near their homes. Once dumping sites for household refuse, resulting in unhealthy and unappealing living conditions for residents, these areas are fast becoming cultivated areas of vibrant colour, beauty, nutrition and income.



While some participants are content to farm only their backyards, the BBL Programme creates opportunities for other latent urban farmers to spread their wings and turn every available space into income-generating spaces.



The BBL philosophy is to help participants create pathways out of poverty. This BBL participant has seen a business opportunity to not only sell his excess produce from his garden, but to capitalise on the passing trade, extending his retail offering to include snacks and essentials, thereby significantly increasing his monthly profit.



BBL farmers making use of the land at the Boiteko Special School in Khutsong, Merafong City, share the abundance of vegetables with the learners and staff of the school. These farmers might still be learning the art of business and trade, but they already recognise the importance of investing back into their communities.

OUR STAKEHOLDER GROUPS

DRDGOLD's Board is committed to representing a fair and transparent review of the Group's position to stakeholders. The stakeholders presented are those we believe have a material interest in our business. We ensure timeous and efficient handling of our stakeholders' issues and prioritise maintaining a good, long-term relationship with them. The Board ensures that communication on our performance is distributed to all stakeholders and the public through a broad range of channels.

The table below identifies our main stakeholder groups, their interests and how we communicate with them.

Stakeholder groups	Methods of communications	Key interests	Group response to interests
Providers of capital **Shareholders** **Debt funders**	• Investor road shows for small groups and one-on-one meetings • Various investor conferences • Financial and operating results presentations • JSE's Stock Exchange News Services (SENS) • Newly implemented hot button features on major capital projects	• Progress and funding requirements for Phase II of the FWGR project • The Sibanye-Stillwater partnership • How we deliver into ESG objectives including renewable energy projects • Ability to contain costs – specifically labour and electricity • Resilience to Eskom disruption • Share price performance and dividends • Stability within the mining industry • Overall operational and financial performance • Gold price trends	• Communicate results in a timely and unbiased manner • External assurance on financial statements • Operational and financial risk management • Adherence to dividend policies • Embark on continued expansion for the business • Respond to investor concerns at forums such as results presentations and investor conferences • Managing our relationship with Sibanye-Stillwater from a governance perspective • ESG fact sheet published
Employees	• Workplace meetings • Formal workplace briefing procedures • Independent, anonymous tip-off line to report fraud or crime • Induction and refresher training • Monthly "future forum" meetings with organised labour • Short messaging service (SMS) • Notice boards • Intranet	• Job security • Fair remuneration • Career development and training • Health and safety • Growth of the business • Financial performance of the business • Fair treatment	• Proactive wage agreement negotiations • Provide ongoing training for skills acquisition and refresher initiatives • Implement various health and safety awareness campaigns • Maintain safe working conditions • Fair and transparent processes
Suppliers and specialist providers	• Numerous meetings held • Onsite engagement	• Sustainability of the local gold mining industry • Transparency in local and preferential procurement • Employment practices • Support and quality control • Financial performance and sustainability of the Group • Business training	• Local procurement policies and procedures established and adhered to • Good employment practices • Adherence to safety requirements • Support and quality control • Monitoring the performance of service providers

OUR STAKEHOLDER GROUPS continued

Stakeholder groups	Methods of communications	Key interests	Group response to interests
Communities	• Community forums • Formal meetings with representatives of the Quarterly Dust Forum • Stakeholder engagement during authorisation processes • Individual stakeholder engagement of affected persons	• Local economic development (LED) • Job creation • Corporate social investment • Environmental impact • Health, safety and security related issues • Community human resources development	• SLP concluded geared towards entrepreneurship and poverty alleviation • Projects geared toward community development, in particular, our Broad-Based Livelihoods Programme • Involvement in local community activities • Operate in a manner that does not harm the environment • Review community engagements

Stakeholder groups	Methods of communications	Key interests	Group response to interests
Government and regulatory authorities	• Engagement on draft regulations and bills • Formal engagement during authorisation processes • Provide formal approval of authorised activities • Written and verbal communications	• Licence to operate including water use licenses, SLP execution, environmental management plan • B-BBEE and employment equity compliance • Labour relations • Health and safety • Environmental impact • Mining Charter compliance	• Adhere to various legislation and regulations • Availing parties to attend to compliance matters • Submit required statutory reports • Adhere to instructions and orders
Media	• Interviews with the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) • Web alerts to analysts, media and investors • News releases on the Company's website	• Financial results • Corporate activity • ESG issues • Health and safety • Community-related topics	• Publish financial and operating news and results

OPERATIONAL PERFORMANCE

Our operations are based on ultra-volume and almost nano-gold extraction. Our model is extremely sensitive to volume and extraction efficiencies. Rising costs and diminishing grade means that we need to optimise every tonne by reclaiming as much gold from it as we can. Maintaining the required throughput capacity is an essential element of unit cost management (R/t). This involves establishing and maintaining the requisite infrastructure to deliver the right mix at the appropriate rate to the plant, while implementing measures to counteract throughput risk.

2023	ERGO	FWGR	GROUP
Volume throughput ('000t)	**17 334**	**5 698**	**23 032**
Gold production (kg)	**3 931**	**1 351**	**5 282**
Yield (g/t)	**0.227**	**0.237**	**0.229**
Cash operating costs per kilogram (R/kg)	**809 199**	**368 206**	**697 382**

2022	ERGO	FWGR	GROUP
Volume throughput ('000t)	22 111	6 078	28 189
Gold production (kg)	4 156	1 564	5 720
Yield (g/t)	0.188	0.257	0.203
Cash operating costs per kilogram (R/kg)	718 676	291 302	600 875

The Ergo plant currently treats around 1.7Mtpm of material. A total of 1.2Mtpm of material is delivered via two feeder lines from the Elsburg tailings complex, Van Dyk and the 4L30 reclamation sites. A further 0.5Mtpm is delivered from the City Deep area (including 4L2, 4L25, 3L42 and externally sourced material). The Ergo plant has a capacity of 1.8Mtpm based on a 92% availability.



OVERVIEW OF GROUP OPERATIONS

The Ergo plant currently treats up to 1.7Mtpm. The Knights plant, previously operated as a metallurgical plant, has been reconfigured to operate as a milling and pump station and feeds material to the Ergo plant. City deep operates as a milling and pump station and feeds material to the Ergo plant. Material treated is deposited onto the Brakpan/Withok TSF. With Knights' rapidly depleting reserves, opportunities are being evaluated to reclaim material from more challenging environments such as remnants left from historic mining activities and environmentally sensitive areas like wetlands, resulting in the rehabilitation of severely degraded areas. High grades make the difficult areas more profitable. Ergo is currently doing final clean up on the Elsburg complex, and commissioned the Rooikraal TSF for reclamation in July as it starts reclaiming the material on the far east of the Ergo plant.

FWGR's Driefontein 2 plant (DP2) currently treats up to around 0.5Mtpm of material from Driefontein 5 and newly commissioned Driefontein 3. Material is deposited on the Driefontein 4 TSF. Plans are currently underway to expand DP2 to process around 1.2Mtpm in line with the growth strategy to sustainably mine in the Far West Rand. The construction of a Central Processing Plant (CPP) remains a strategic option to facilitate this.

Our metallurgical plants use carbon-in-leach (CIL) metallurgical processes to recover gold from slurry. Most of the Group's reclamation activities involve the reclamation of slime. Monitor guns are operated by trained individuals with direct high-pressure water jets at targeted areas. The slime is dislodged and mixed with water and the resulting slurry is pumped to the metallurgical treatment plant for processing. Sand is reclaimed using mechanical front-end loaders, repulped with water on vibrating screens and pumped to the plants.

A key priority for both operations is to obtain regulatory approvals for the build of additional storage capacity to sustain the life of the mines. Regulations that govern water usage are extremely complex. The complexity of the system, a deeply rooted commitment within the Department of Water and Sanitation to certain design and environmental containment methodologies and the global industry and regulatory sentiment on tailings management and design have led us to commit to TSF designs that involve both synthetic water containment for ground water retention and a combined centre line/downstream dam wall in the early stages of the facility.

RESEARCH AND DEVELOPMENT

Partnership with Wits School of Chemical and Metallurgical Engineering

Our partnership with the University of the Witwatersrand (Wits) School of Chemical and Metallurgical Engineering saw Ergo continue funding appropriate research projects by post-graduate students with a view to improving Ergo's operating efficiencies and the evaluation of alternative process options. This partnership

with Wits was renewed for a further five years and Ergo will contribute funding of R1.5 million per year.

In-house research capability

Ergo enhanced its research capabilities in 2019 and 2020. Additional metallurgical resources were recruited, and a second research facility was constructed and equipped, also servicing the rapidly growing interest of DRDGOLD on the Far West Rand.

South African Minerals to Metals Research Institute

DRDGOLD continues to support the South African Minerals to Metals Research Institute, an association of major players in the minerals industry, academia and government with the vision and strategy of promoting the sustainable development of the South African minerals processing industry through the development of globally competitive, innovative technology driven by people with world-class skills.

INFORMATION AND COMMUNICATION TECHNOLOGY

Our aim is to establish an information technology platform capable of rapid and dynamic integration of ever-evolving technology tools, to adapt to a changing reality and to consider our position on automation both with regard to:

- Its potential impact on employment
- Our position on the nature of the interface or social relationship between people and automated technology

We must develop capacity and the skillset to execute and to integrate the logistical ability to move large volumes, turn environmental liabilities into profit, have adequate information, analysis and test work and ensure that management systems fit.

These include optimising costs, productivity for industrial machinery at Ergo, creating more robust processes and systems for near real-time outputs based on integrated inputs to deliver on approved long-term plans. Refer to page 57 for the Digitally enabling our organisation section for more information on the various other projects currently underway.

ERGO OPERATIONS

Production

Gold production at Ergo decreased by 5% from 4 156kg to 3 931kg mainly as a result of a decrease in volume throughput by 22%. Throughput was affected by significant load shedding at the beginning of the financial year. This mostly affected the City Deep 4A8 operation, which drew power directly from Joburg City Power. A power supply cable to draw power directly from the Eskom substation at City Deep was installed which alleviated lost tonnages due to load shedding in the second half of the financial year. A further contributing factor to the reduction in tonnage was the depletion of high-volume reclamation sites (4L2, 4L50 and Elsburg) at City Deep and Ergo. Delays were experienced in obtaining the necessary authorisations from the Department of Water and Sanitation (DWS) to commence the reclamation of major site, Rooikraal, with reclamation commencing in July 2023, approximately seven months after the planned date. The decrease in tonnage was offset by additional sand material targeted and trucked to City Deep, Knights and Ergo.

The average yield increased by 21% from 0.188g/t to 0.227g/t as a result of higher-grade material encountered during the final stages of clean-up and the reclamation of high-grade sand material. Although delays were also experienced in obtaining the necessary DWS authorisations to reclaim higher-grade material at Valley Silts, reclamation commenced in April 2023. Valley Silts, although a smaller site with lower throughput, made a relatively significant contribution to gold production during the year.

The ball mills make a relatively high-grade material contribution to the Ergo plant and allow for systematic reclamation and treatment of previously untreatable coarse sand material through the plant.

The reclamation of these remnant sites makes a significant contribution to the rehabilitation efforts in the Benoni Cluster area and the project is expected to continue for at least a further four to five years. Milling of sand continued at the City Deep plant. Remnant sand resources in the old Crown Mines and City Deep areas are targeted with a view of final land clearance and rehabilitation of a number of legacy reclamation areas. In addition to the final clearance of the land, a significant contribution to the operational profitability of the City Deep section is realised.

Tailings storage facility (TSF)

The last regulatory requirements will be obtained for the final life design of the Brakpan/Withok TSF to support Ergo's current life of mine of 19 years. Despite the Daggafontein TSF being classified as a Mineral Reserve, the TSF has been evaluated for its capacity to accept tailings and remains an option as an additional TSF if required.

Capital projects

Ergo's capital spend was R816.0 million. The majority of the spend was on the development of Phase 1 of the solar project. Other capital spend went towards establishing the Rooikraal TSF for commissioning, maintenance of the Brakpan/Withok TSF and civil works on the new reclamation site 5L27 slimes dam. For more information on the solar power project, refer to pages 53 to 55 for the Climate change and green energy section.



FWGR OPERATIONS

Production

Gold production at FWGR decreased by 14% to 1 351kg due to a 7% decrease in volume throughput to 5.7Mt and lower yield. The decrease in tonnnages was as a result of Driefontein 5 nearing the end of its life of mine and entering final clean up, operational delays in commissioning Driefontein 3 and severe rainstorms which occurred during December 2022 and February 2023, leading to disruptions. The average yield decreased by 8% from 0.257g/t to 0.237g/t as a result of material being processed from the lower-grade areas of Driefontein 5 as well as reduced milling with mills having to be switched off during periods of load shedding to comply with the load curtailment arrangement with Eskom.

Tailings storage facility (TSF)

The Driefontein 4 TSF is an upstream cyclone depositioning TSF at a capacity of 500kt per month. From 2026, depositioning is scheduled to reduce as the TSF is expected to reach full capacity. The RTSF will take over these depositional requirements. In the event that regulatory approvals are delayed the Sibanye-Stillwater Leeudoorn TSF is evaluated as a viable interim alternative to the RTSF while regulatory approvals are obtained.

Capital projects

FWGR's capital spend for FY2023 was R209.8 million, majority of which was on the establishment of Driefontein 3 for commissioning as well as the purchase of additional land for the building of the RTSF.

OUTLOOK

With the next phase of reclamation sites secured and with a clear programme for their development, our key priorities are to ensure sufficient TSF for both operations and develop the solar project to secure green sustainable energy. With the initial phase of FWGR's long-term growth strategy now being complete, we now turn towards the expansion of FWGR's infrastructure for the reclamation of its resource base and potential dumps in the Far West Rand. With a significant capital spend of R1.1 billion being spent towards these projects, an additional R3.5 billion capital has been forecast for FY2024 as we ramp up the development thereof.



EMPLOYEE RELATIONS

It is our desire to develop an engaged, knowledge-based workforce that increasingly represents the demography of South Africa and that provides fair opportunity for advancement to all. We aspire to create an environment where employees are safe and content and are provided with every opportunity to develop as individuals.

EMPLOYEE RELATIONS AT A GLANCE

927 employees	**2 155** specialist providers	**25%** women in mining	**75%** HDPs	**R16.6m** training spend

Value distributed to employees – salaries, wages and other benefits

R663m

(2022: R650m)



As an organisation, our primary strategic objectives are to take the personal goals of our employees seriously and align them to the strategic objectives of the Group, recognising every person's contribution to the success of DRDGOLD.

This we do through our five-faceted employee alignment focus areas:

- Wellbeing
- Employee development
- Employee engagement
- Recruitment
- Remuneration

WELLBEING

We recognise that social and financial issues affect the ability of employees to perform optimally.

Our Best Life Programme provides employees with the following:

- 24-hour access to counsellors who assist with issues including, but not limited to:
  - financial counselling
  - trauma counselling
  - legal assistance
- Access to financial clinics – assisting with wills and estate planning
- Vehicle and home loan advisory assistance
- Retirement planning
- Budgeting

Gender-based violence (GBV)

DRDGOLD's workforce comprises 25% women, and it is our duty and priority to ensure the physical and emotional safety of all women. GBV and abuse of women is a national crisis in South Africa. DRDGOLD strives to create a culture where women feel safe and empowered to perform their duties without fear or discrimination. In the prior year, we launched a GBV programme aligned with that of the Minerals Council South Africa to raise awareness and educate both male and female employees on the various causes and impacts of gender-based violence and the contribution everyone can make in creating an environment in which every employee within the organisation can thrive.

EMPLOYEE RELATIONS continued

Housing

DRDGOLD does not provide traditional mine accommodation to employees. To improve the living conditions of employees and their families, we introduced the Ergo Home Loan Scheme, whereby qualifying employees are provided with R85 000 towards purchasing their first homes.

To facilitate this initiative, our financial clinics provide financial coaching to employees. These clinics advocate the importance of home ownership and assist in applying for home loans.

To date, 37 employees have qualified under the scheme and purchased their own homes. Those employees whose applications are not successful due to affordability issues are referred to the Best Life Programme financial coach.

A housing steering committee continues to engage with labour to attract applications from qualifying employees.

EMPLOYEE DEVELOPMENT

The training and development of our employees is based on the following objectives:

- To align current and future leaders with the Company's strategy
- To equip current and future leaders with the knowledge and tools to achieve their goals
- To provide opportunity for personal growth and development
- To create capacity for succession and enhance bench-strength

Training

To us, employee development is investing in initiatives that assist our employees to reach their full potential at work as this increases their job satisfaction and productivity. We achieve this by providing training, learnerships and bursaries for our employees to gain formal qualifications or to be recognised for prior learning. We have also set aside R18.5 million for reskilling of employees for future downscaling and retrenchments in accordance with our SLP.

Future human resource development programmes

Our Junior Leadership Programme is a development programme aimed at building a pipeline of future junior and middle managers. The programme contains a theoretical and practical component, culminating in a business improvement project implemented by the participants. For those who are targeted for further development, the Management Development Programme would be the next step in their career journey with DRDGOLD. In FY2023, nine candidates completed the Junior Leadership Programme and four participated in the Management Development Programme. Both programmes are accredited, and participants receive certificates of competence. Various other technical and supervisory programmes are run to ensure that other employees are being enabled to better perform their functions.

Talent management

We identify critical positions and appoint mentors and coaches to address the gaps in individual development plans. Quarterly performance discussions take place between protégés and mentors/coaches. It is important to retain employees in key positions, equip employees for future leadership roles, identify talent for new roles that will emerge in the future and ensure adequate succession planning for the Company.

Employees can also identify a competency profile which they aspire to, and the Company facilitates realising this aspiration by providing the necessary training and leadership courses.

	2023	2022
Employee training spend (Rm)	**16.6**	14.7
Training days	**4 702**	3 355
Number of employee training sessions	**1 913**	1 022
Average employee training hours per day	**6**	6

EMPLOYEE ENGAGEMENT

We aim to promote communication among employees from the bottom up and provide an environment conducive to multi-disciplinary problem solving and decision making. There were no work stoppages due to disputes between DRDGOLD and its employees in FY2023.



EMPLOYEE RELATIONS continued

RECRUITMENT

As part of our objective to align employees with the goals of the Group, our recruitment process ensures that the right person, with the right skillset is matched to the job requirements. The percentage of women in mining at DRDGOLD increased to 25% of total staff.

To improve on these results, our aim is to recruit in line with our transformational objectives and continuously develop our people.

DIVERSITY PROFILE OF TOTAL EMPLOYEES (EXCLUDING CONTRACTORS)

Employees	Number
Gender	
Male	698
Female	229
Total	**927**
Race	
Black[1]	764
Non-black	163
Total	**927**
Age Group	
Under 35	175
35 - 55	577
Over 55	175
Total	**927**

[1] *Includes African, Coloured and Indian employees*



Gender
25%
75%
Male
Female



Race
18%
82%
Non-black %
Black %



Age group
19%
19%
62%
Under 35
35-55
Over 55



EMPLOYEE RELATIONS continued

		2023	2022
Permanent employees		927	943
Specialist service providers		2 155	2 016
Number of new employees		42	54
Number of terminations		58	64
Employee turnover	%	6	8
Human rights incidents		—	—
Women in mining			
Women in management	%	21	21
Total women in mining	%	25	23
HDPs	%	75	74
Union affliation (in collective bargaining unit)			
NUM	%	64	60
AMCU	%	24	27
SOLIDARITY	%	*	*
UASA	%	5	6
Non-union	%	6	7

20% of our employees do not fall within the collective bargaining unit
** Less than 1%. Discrepancies in the table may exist due to computational rounding.*

HDPs of total employees

	Male	Female	%
Board	4	3	57 %
Top management	4	—	25 %
Senior management	3	2	40 %
Middle management	45	20	48 %
Junior management	235	52	76 %

Employee misconduct

DRDGOLD has a code of conduct in place for employees and various measures are in place to raise awareness to all employees and contractors. An anonymous whistle-blower hot line is also in place and is available to employees and contractors to report incidences.

REMUNERATION

DRDGOLD offers competitive remuneration packages and incentives to our employees. The national minimum wage has increased from R23.19 per hour with effect from 1 March 2023 to R25.42 an hour or R4 405.79 per month (dependent on hours worked). The single person living wage is between R5 582 and R9 648. The gross basic salary for entry level employees per month is R14 246 for Ergo and R13 438 for FWGR (Ergo: R13 010 and FWGR: R12 443 for 2022).

We were very fortunate to have a stable industrial relations climate at both our operations amidst the political, economic and social challenges which continue to create threats and risks to our business. DRDGOLD has a decentralised bargaining model with each operation responsible for their own collective bargaining. All employees are given the freedom to join a union upon appointment and may change their affiliation at any stage. This is done by Human Resource Officers at inception of employment and will in future also be included in the induction process. A three-year wage agreement was reached with organised labour at FWGR in November 2021. Ergo reached a three-year wage agreement with effect from 1 July 2022.



Cost of labour relative to the gold mining industry

	DRDGOLD	Industry[1]
Labour as a percentage of operating cost (%)	18	48
Production per employee per annum (kg produced/total employees and contractors)	1.8	0.8
Average pay per employee (excluding contractors) per annum (R'000)	703	470

[1] Based on information from gold mining companies for the year ended 31 December 2022 and 30 June 2023.

OUTLOOK

The development of our employees remains a key component of our retention strategy. Employees have defined career paths that they can follow in our core disciplines of engineering or metallurgy as well as in the fields of finance and human resources. During FY2023, the company spent R16.6 million on human resource development. The focus in 2024 will be to encourage employees to continue with their development in their chosen career within the Company.

ENVIRONMENTAL VALUE-ADD

Environmental spend: R41.9m

(2022: R60.3m)

ENVIRONMENTAL VALUE ADD AT A GLANCE

Phase 1 of the 20MW solar plant expected to be running by October 2023	**30ha** LA of NNR land clearance certificates were received	**2 380Ml** Potable water consumption	**R41.9m** spent on rehabilitation activities	**25ha** LA vegetated

No fines of monetary value or directives for non-compliance with environmental laws and regulations were imposed on the Group in FY2023.



DRDGOLD's profile has systematically evolved over time to become increasingly "green". Our model is unique in that it does not generate waste and uses grey water, and we are in the process of transitioning to renewable energy for our electricity needs.

OVERVIEW

By performing concurrent rehabilitation, in the form of vegetation on our TSFs, and investing financial capital in the short and medium term, we decrease nuisance dust impacting those living within our areas of influence. Our surface reclamation process yields a natural dividend, as it removes potential pollution sources and opens up land for redevelopment. Environmental management is a key aspect during the project planning phase of a new reclamation site. Before we embark on new mining projects, we undertake an environmental authorisation process which is performed by external consulting specialists that conduct detailed specialist studies, an environmental impact assessment and environmental management programme (EMP) for the management of these projects. These reports are discussed and reviewed by our stakeholders through an open, public participation process. Through this process, we are able to identify, address and minimise the effects of our activities on the environment and identify and mitigate the potential impacts our activities may have on surrounding communities and the environment. Our environmental management systems and policies have been designed in compliance with South Africa's National Environmental Management Act 107 of 1998 and associated regulations. Internal and external audits are performed annually and recorded in a database to ensure compliance.

DRDGOLD has spent more than R376.5m on various rehabilitation activities in the past 5 years.

Our EMP encompasses all the activities of our operations and assesses the environmental impacts of mining at reclamation sites, plants and TSFs. It also outlines the closure process, including financial provisions. We have estimated that the total environmental financial provision for the Group as at 30 June 2023 is R562.1 million (gross financial provision: R897.8 million). We are therefore able to systematically audit and monitor our activities. Required audits are undertaken by independent consultants and submitted to the DMRE annually.

The Group actively manages and monitors the consumption of natural resources (including potable water and energy) at monthly and weekly meetings. This entails the analysis of trends to identify excess use and discuss various focus areas to ensure responsible natural resource usage.



Environmental spend

	2023 Rm	2022 Rm
Tailings complex (vegetation, dust suppression and cladding, among others)		
Crown Complex	**10.6**	15.4
Brakpan/Withok	**9.7**	19.1
Daggafontein	**1.0**	3.6
Driefontein 4	**2.6**	5.3
Reclamation sites (vegetation and dust suppression, among others)		
Crown sites	**10.7**	6.7
Rehabilitation insurance expense	**3.5**	3.8
Historic spillage clean ups	**1.1**	3.9
Ergo sites	**0.4**	0.5
FWGR sites	**1.7**	1.5
Demolition of plant and infrastructure	**0.3**	0.3
Total	**41.9**	60.3



ENVIRONMENTAL VALUE-ADD continued

REHABILITATION

In accordance with South African mining legislation, all mining companies are required to rehabilitate the land on which they work to a determined standard for alternative use. DRDGOLD's business involves the reclamation of previously discarded material deposited, in many cases, by other companies, most of which are no longer in business. We do this by reprocessing the dumps and redepositing resultant waste in modern, well-managed tailings storage facilities, cleaning environmentally sensitive areas and liberating valuable land for redevelopment, allowing sustainable land use to take place in areas previously sterilised. Over time more than 138 mine dumps have been removed and reprocessed, clearing and restoring more than 2 000 hectares of land, with several hundred hectares more due to be rehabilitated as part of the process.

DRDGOLD has spent more than R376.5 million on various rehabilitation activities (including controlling dust) in the five years preceding FY2023.

Concurrent vegetation is ongoing on active tailings facilities with 20ha (FY2022: 41ha) vegetated on Ergo's TSFs. The hectares vegetated at the Brakpan/Withok TSF were limited due to prolonged wet seasons, rain damage caused on the TSF leading to capital and time being spent to improve storm water control to avoid rain damage in the future. A scheduled movement of Lift 7 to Lift 8 also occurred. Community disruptions were also experienced halting the vegetation programme at the Crown Complex. During FY2023, 5ha (FY2022: 17ha) was vegetated at the FWGR Driefontein 4 TSF, which was the maximum available hectares to be vegetated during the year.

Ergo is looking forward to significant land clean ups at 4L10, 4L13 and 4A6 of up to 200ha. Future rehabilitation is expected to cost less as it will be done concurrently with clean up.

We have received land clearance certificates for an area covering approximately 30ha from the NNR, releasing this valuable land within the City of Johannesburg for development. There were no applications of rehabilitated land lodged with the NNR for approval during the current year and a total of 56ha remains outstanding from previous years for approval by the NNR.

OUR PRIORITIES

Water and wastewater management

Many of the historic dumps that DRDGOLD targets for reclamation were not built to contemporary standards of environmental governance. In fact, many of these dumps have been long defunct and are sources of groundwater seepage.

DRDGOLD's entire business model is premised on the removal of old, defunct mine-dumps. In doing so, the source of seepage is removed, and the contamination of underground water significantly reduced. Eventually and over time as more dumps are removed, seepage will reduce and the quality of groundwater will improve.

This process is however not without its challenges. The economic feasibility of retreating old mine waste depends on very significant economies of scale. To achieve the required through-put rate, old tailings are mined hydraulically – water is delivered through high-pressure jets into the side of the mine dump to, in sequential 'slices', dislodge mine waste and turn it into a slurry. From there it is pumped through a network of pipelines to a reclamation plant and once reclaimed, water is delivered to the Brakpan/Withok TSF where it is decanted into return water dam facilities and reused in the process after treatment. This requires strict water circuit management protocols to make sure that all process water and slurry remain contained.

Water is kept in a closed circuit and managed from a centralised water reticulation facility. The same applies to water on Driefontein 4 TSF – all of it is contained by way of return water dams and dust suppression systems that are integrated into the centralised water reticulation system. In recent times, due to the climate-change related increase in the severity of rain events, the design and management lay-out of reclamation sites have also been adapted to enable us to separate 'clean' and 'dirty' water and to contain the affected stormwater run-off *in situ* and release the clean stormwater to the environment, all aimed at preventing the affected stormwater from flowing into the natural environment.

Ergo is looking forward to significant land clean ups at 4L10, 4L13 and 4A6 of up to 200ha. Future rehabilitation is expected to cost less, as it will be done concurrently with clean up.

WATER CONSUMPTION

South Africa is a semi-arid country and its ability to consistently deliver potable water to its inhabitants is limited. Operationally, if our operations were to rely on potable water to meet the requirements of the business, our risk exposure would have been intolerably high and running out of water would have been a very significant and real existential risk.

Added to this and from the perspective of environmental stewardship, the mere thought of using potable water at the rate required by our operations in an essentially industrial process, is simply unimaginable. Over the past twelve years we have systematically migrated away from potable water use to the point where now, less than 10% of consumption is potable and our water reticulation is in a closed-circuit.

Return water is the first priority within our water management system. Now, just over 61% of all process water makeup at Ergo is drawn from water returned from the Brakpan/Withok TSF to our various reclamation sites by way of return-water dams. A further 16% of our process water top-up needs are from treated underground AMD, drawn from a facility operated by the TCTA on a site provided by Group subsidiary, ERPM. DRDGOLD secured the right to use up to 30Ml of treated AMD water a day. A further 14% is from lakes and dams (consisting of 33% from Cinderella dam in Boksburg and 67% from Rosherville dam in City Deep) in the region that captures the inflow of seasonal rain and storm water inflows, and harvested in terms of the requisite extraction licences. The balance of our water usage is potable water.

Potable water is only used in processes where the sensitivity of equipment requires it, for certain early-stage irrigation to settle in newly established vegetation on TSFs and for the elution of gold from carbon. Our potable water consumption has stabilised to approximately 9% of total water consumption over the past three years. Potable water consumed decreased by 10% to 2 224Ml [LA]. Total water used has increased by 7% to 24 498Ml [LA] at our Ergo operation.

At FWGR, we currently use all the water harvested from Driefontein 4 TSF. This amounts to approximately 49% of our process water requirements. The balance is made up from underground mine dewatering. Potable water consumption is 2% and limited to drinking and change houses. In the first quarter of FY2023, we started using process water for flocculant makeup in the plant which has contributed to a decrease in potable water in the current year. We have made improvements to the return water pumping infrastructure with new pumps, a new pipeline, and new power supply to allow 100% of the water requirement to be pumped back to the plant thus ensuring that the return water dams will not overflow even in a one in 50-year storm event. During the financial year, FWGR was able to manage, harvest and reuse the return water appropriately and no water was released into the environment.

ERGO

	2023		2022	
	Ml	%	Ml	%
Potable water externally sourced	**2 224** [LA]	**9**	2 460 [LA]	9
Rondebult waste water	**—**	**—**	27	—
Surface water extracted	**3 481**	**14**	4 691	18
Water recycled in process	**14 869**	**61**	16 302	62
TCTA water (AMD)	**3 924**	**16**	2 907	11
Total water used	**24 498** [LA]	**100**	26 387 [LA]	100

[LA] *Limited assurance*

FWGR

	2023		2022	
	Ml	%	Ml	%
Potable water externally sourced	**156** [LA]	**2**	182 [LA]	2
Underground water extracted	**3 740**	**49**	3 233	44
Water recycled in process	**3 692**	**49**	4 019	54
Total water used	**7 588** [LA]	**100**	7 434 [LA]	100

[LA] *Limited assurance*

TOTAL WATER USE

		2023	2022
Potable water externally sourced	Ml	**2 380** [LA]	2 642 [LA]
Total water used	Ml	**32 086** [LA]	33 819 [LA]
Percentage	%	**7**	8

[LA] *Limited assurance*

ENVIRONMENTAL VALUE-ADD continued

FRESHWATER CONSUMPTION SOURCES[1]

		2023	2022
Cinderella dam	Ml	**1 139**	2 084
Rosherville dam	Ml	**2 342**	2 607
Total surface water extracted	**Ml**	**3 481**	4 691

[1] *Freshwater is water that contains only minimal quantities of dissolved salts thus distinguishing it from sea water. All freshwater ultimately comes from precipitation of atmospheric water vapour, reaching inland lakes and groundwater bodies directly, or after melting of snow or ice.*

FRESHWATER CONSUMPTION INTENSITY

		2023	2022
Gold production	kg	**5 282**	5 720
Surface water extracted	Ml	**3 481**	4 691
Total surface water use per kg produced	**Ml/kg**	**0.66**	0.82



Refer to www.drdgold.com for details on our views of AMD and the agreement with TCTA.

Total figures include only Ergo and FWGR operations. Figures for corporate have not been included as they are not deemed to be significant.

WATER POLLUTION

Environmental stewardship is critical to both our operations, and we have taken preventative as well as remedial actions as previously mentioned in the water and waste water management section on page 80 to minimise water discharge to the environment. Any water discharge is contained either through paddocks on reclaimed sites, storm water run-off and water systems that pump rain or excess water into the system. Another possible source of water discharge is attributed mainly to compromised or aging piping that may cause leaks. As one of our preventative actions to avoid water discharge through compromised pipelines, we have an external independent expert that continuously inspects and monitors our pipelines to identify any water leaks to minimise water seepages to the environment. Furthermore, we have a comprehensive pipeline maintenance plan in place for replacing any compromised pipelines and the maintenance crew ensures that any identified leaks are attended to as soon as possible as water is critical for reclamation on our sites.

In our annual financial statements for the year ended 30 June 2023 (AFS), we have disclosed a contingent liability for environmental rehabilitation for the potential pollution impact on ground water through seepage. For more information on the contingent liability, please refer to the AFS on our website: https://www.drdgold.com/investors/reports-and-results

DUST MONITORING

The impact of nuisance dust fallout on the surrounding environment and community is addressed through a comprehensive monitoring network including appropriate community involvement. Dust samples analysis is done through an independent accredited laboratory and the monitoring reports are sent to regulators, municipalities, and interested and affected parties.

For a residential zoned monitoring bucket, an exceedance is defined as above the dust fallout limit of 600mg/m^2/day. For a non-residential zoned monitoring bucket, an exceedance is defined as above the dust fallout limit of 1 200mg/m^2/day.

Dust exceedances per type of area

	ERGO	FWGR
Residential area	**7**	0
Non-residential area	**3**	2
Total dust exceedances	**10**	2

ERGO

		2023	2022
Total sites monitored		**1 186**	1 204
Total dust exeedances		**10** LA	23 LA
Percentage	%	**0.84**	1.91

LA *Limited assurance*

FWGR

		2023	2022
Total sites monitored		**186**	210
Total dust exeedances		**2** LA	5 LA
Percentage	%	**1.08**	2.38

LA *Limited assurance*

At Ergo, 1 186 dust samples were analysed for exceedance during the year (FY2022: 1 204), and 10 exceedances were detected (FY2022: 23). Some 186 dust samples were analysed for exceedances at FWGR (FY2022: 210) and 2 exceedances were detected (FY2022: 5). Investigations conducted revealed that a mixture of dust caused by mine dumps as well as developments outside of the Group's operations were detected, with most relating to developments outside the Group's operations. Operational mitigation measures to address the increase in dust exceedances identified in the prior year included further installation of high velocity water sprayers (dust suppression system) at Brakpan/Withok TSF as well as Driefontein 4 TSF. Other mitigation measures include intensifying application of environmentally friendly dust suppressants in high impact areas and active wetting of access roads by water tankers.

We will continue to monitor dust fall-out with an aim to reduce the dust exceedances through our rehabilitation programmes and mitigation measures.An amount of R24.3million (FY2022: R21.6 million) was spent on dust monitoring and mitigation measures during the year.

Total dust exceedences

		2023	2022
Total sites monitored		**1 372**	1 414
Total dust exeedances		**12** LA	28 LA
Percentage	%	**0.87**	1.98

LA *Limited assurance*

ENERGY CONSUMPTION

As Eskom generates electricity primarily from coal-fired power stations, our indirect emissions are significant although, as with our use of materials, we strive continuously to reduce consumption. Our electricity consumption has decreased from 376 513Mwh to 333 249Mwh and we will continue to employ various initiatives to further reduce our electrical consumption. The following have proven effective in this regard: sizing pumps for maximum efficiency, relining pipelines with HDPE liners to reduce friction, using variable speed drives, soft starts, and continuously monitoring consumption.

This equipment will not necessarily improve our consumption but will assist in stabilising the local power grid as well as provide additional usable power to further improve process water pumping capacity. We have replaced one of the electrical kilns (activated carbon regeneration) with one that uses natural gas.

Greenhouse gas (GHG) emissions

Our scope 1 carbon emissions relate mostly to consumption of diesel by machinery and equipment as well combustion of gas during our elution process. Indirect emissions are a result of the use of Eskom power (Scope 2 carbon emissions). We base travel emissions (Scope 3 carbon emissions) on reported kilometres claimed by our employees during the financial year. In the next financial year, we will be relooking at the basis of reporting of our scope 3 carbon emissions to be more relevant.

The pie chart indicates how dominant electricity use continues to be in our overall emission profile.

During the financial year, an external independent expert performed an assessment of our GHG emissions for the 2022 calendar year. The assessment was conducted on those GHG emissions that result from diesel use by on-site vehicles or stationary industrial equipment and natural gas consumed through two Sasol pipelines to the Ergo plant. The assessment was conducted in accordance with the following:

- The National GHG Emission Reporting Regulations (the regulations)
- The Methodological Guidelines for Quantification of GHG Emissions (Methodological Guidelines)

The Scope 1 GHG emissions for the 2022 calendar year was determined to be 5 939 tCO_2e (2021: 5 655 tCO_2e) which attracted a carbon tax of R245 891 (2021: R217 760). FWGR is currently below capacity threshold and currently does not pay carbon tax.

The solar project is expected to significantly reduce scope 2 emissions. The construction of the first 20MW in generating capacity is nearing completion and should be commissioned by the end of October 2023 and over the next two years, a further 40MW is to be added. Added to this will be a 160MWh power storage facility, feeding back into the grid and setting us up to offset power consumption in the rest of the business through wheeling.

This facility will considerably reduce operating risk, reduce the cost of power and almost halve our current reported carbon footprint whilst also delivering a very significant investment return for the Company. As a company whose entire strategy is built around sustainable development and integrated value add, this is a textbook example of an investment in technology that contributes to a range of sustainable development capital-stocks. Refer to page 53 for the Climate change and green energy section for more information.


Emissions by scope
0%
2%
98%
Scope 1
Scope 2
Scope 3


CO₂e by power source
1%
1%
0%
98%
Electricity
Gas
Diesel
Petrol



ENVIRONMENTAL VALUE-ADD continued

ENERGY CONSUMPTION AND EMISSIONS

		2023		
		ERGO	FWGR	Total
Electricity consumption	MWh	284 155 LA	49 094 LA	333 249 LA
Diesel consumption	litres	914 410 LA	37 378 LA	951 788 LA
Natural gas consumption	Gj	104 806 LA	— LA	104 806 LA
Total energy intensity	(Gj/tonne milled)	1.44	0.20	1.14
CO_2e emissions[3]				
Scope 1	tonnes CO_2e	8 464 LA	106 LA	8 570 LA
Scope 2	tonnes CO_2e	306 887 LA	53 022 LA	359 909 LA
Scope 3	tonnes CO_2e	96	6	102
Total	tonnes CO_2e	315 447 LA	53 134 LA	368 581 LA
Total CO_2e per gold kilogram	tonnes CO_2e/gold kg	80.3	39.3	69.8
Nitrogen oxides (NOx) emissions	tonnes	1 253	208	1 461
Sulphur oxides (SOx) emissions	tonnes	2 380	411	2 791
Volatile organic compound emissions	tonnes	5	—	5
Carbon monoxide emissions	tonnes	14	1	15
Particulate emissions	tonnes	101	17	118

LA *Limited assurance*

		2022		
		Ergo	FWGR	Total
Electricity consumption	MWh	324 504 LA	52 009 LA	376 513 LA
Diesel Consumption[1]	litres	757 034 LA	25 299 LA	782 333 LA
Natural gas consumption[2]	Gj	108 506 LA	— LA	108 506 LA
Total energy intensity[3]	(Gj/tonne milled)	0.95	0.14	0.78
CO_2e emissions[4]				
Scope 1	tonnes CO_2e	8 038 LA	65 LA	8 103 LA
Scope 2	tonnes CO_2e	350 464 LA	56 170 LA	406 634 LA
Scope 3	tonnes CO_2e	91	6	97
Total	**tonnes CO_2e**	**358 594** LA	**56 241** LA	**414 835** LA
Total CO_2e per gold kilogram[5]	tonnes CO^2e/gold kg	86.3	36.0	72.5
Nitrogen oxides (NOx) emissions	tonnes	1 412	220	1 632
Sulphur oxides (SOx) emissions	tonnes	2 716	435	3 151
Volatile organic compound emissions	tonnes	4	—	4
Carbon monoxide emissions	tonnes	11	—	11
Particulate emissions	tonnes	124	19	143

Total figures include only Ergo and FWGR operations. Figures for corporate have not been included as not deemed to be significant.

[1] *In FY2023, diesel increased as a result of increased use of electricity generators due to increased electricity disruptions.*

[2] *No natural gas consumption used at FWGR as elutions process performed at Sibanye-Stillwater's Driefontein 1 plant.*

[3] *Total energy intensity per tonne milled based on electricity, diesel and natural gas consumption reported.*

[4] *The Greenhouse Gas (GHG) Protocol – a partnership between the World Resources Institute and the World Business Council for Sustainable Development to tackle climate change – distinguishes emissions in terms of direct (Scope 1: from owned or controlled sources) and indirect (Scope 2: consumption of purchased electricity, heat or steam) and other emissions (Scope 3: other emissions, including extraction and production of purchased materials and fuels, transport-related activities in vehicles not owned or controlled, electricity-related activities not covered in Scope 2, such as transmission and distribution losses, outsourced activities and waste disposal, among others). The global warming potential of the GHG emissions is expressed as carbon dioxide equivalent (CO_2e).*

[5] *CO_2e per unit of physical output based on gold production for FY2023 for Ergo, FWGR and Group of 3 931kg, 1 351kg and 5 282kg respectively. For FY2022 for Ergo, FWGR and Group of 4 156kg, 1 564kg and 5 720kg respectively.*

LA *Limited assurance*

ENVIRONMENTAL VALUE-ADD continued

"The construction of the first 20MW in generating capacity is nearing completion, and over the next two years, a further 40MW is to be added. Added to this will be a 160MWh power storage facility, feeding back into the grid and setting us up to offset power consumption in the rest of the business through wheeling."

LOAD CURTAILMENT

In terms of our load curtailment agreement with Eskom, we are alerted when the national grid is under pressure and load shedding is imminent. This allows the operations team to take certain non-essential equipment off-line and reduce consumption by 5% to 40%, as required to prevent a complete power outage (effectively a 5% voluntary reduction for every load stage level declared). In return, DRDGOLD's Ergo plant is not part of the area load shedding schedule and is, therefore, able to maintain uninterrupted tonnage to the plant. The load curtailment agreement in place at FWGR, requires a percentage reduction in electricity consumption during periods of load-shedding.This usually requires the reduced milling with mills having to be switched off.

Gold extraction efficiency may be marginally affected during load curtailment but there is a reduced risk of total plant shutdown, associated interruptions and potential damage to equipment and the process.

Primary reagents (tonnes)

	ERGO	FWGR	Total 2023	ERGO	FWGR	Total 2022
Cyanide consumption*	4 806 LA	1 190 LA	5 996 LA	5 614 LA	1 210 LA	6 824 LA
Steel (grinding)	3 238	1 253	4 491	3 496	1 297	4 793
Hydrochloric acid[1]	3 131	—	3 131	3 209	—	3 209
Caustic soda	1 897	22	1 919	1 980	18	1 998
Lime	51 837	22 165	74 002	55 236	19 373	74 609
Carbon	937	263	1 200	666	283	949

** Cyanide use is regulated in terms of Section 9 of the Mine Health and Safety Act, 1996 (Act No 29 of 1996), and DRDGOLD conducts regular internal and external compliance audits.*

[1] FWGR does not use hydrochloric acid in its operations.

LA Limited assurance

OUTLOOK

Our priority is to ensure the successful commissioning of the first phase of the solar project and the substantial completion of the second phase of the project. A significant financial capital investment is also needed to enable us to do this, as we build on our goal to be a green miner, producing green metals, generating green energy to drive green economies. We will also continue with the clean ups on reclamation sites with the ultimate goal of rehabilitation for land restoration at Ergo.

MINERAL RESOURCES AND MINERAL RESERVES

9.56Moz

Mineral Resources of which 5.79Moz are Mineral Reserves

Our manufactured capital includes the volume of gold we recover by embracing innovation and technology. DRDGOLD's annual production target is 165 000oz to 175 000oz from Mineral Reserves of 5.79Moz. Our Mineral Resources are inclusive of our Mineral Reserves.

7.23Moz	2.34Moz
Ergo Mineral Resources of which 3.45Moz are Mineral Reserves	FWGR Mineral Resources of which 2.34Moz are Mineral Reserves

GROUP OVERVIEW OF MINERAL RESOURCES AND MINERAL RESERVES

The statement of Mineral Resources and Mineral Reserves as at 30 June 2023 outlines the Mineral Resources and Mineral Reserves for our Ergo and FWGR operations. It is compared to the last full declaration which was made as at 30 June 2022 and therefore includes a full year's production depletion due to reclamation activities. In reclaiming these Mineral Resources, DRDGOLD's business model is to minimise the impact on the environment. Refer to the Environmental value-add section on page 78 of this report as well as the ESG factsheet 2023, published on our website: https://www.drdgold.com/investors/reports-and-results#ars2023

DRDGOLD's Mineral Resources and Mineral Reserves are reported in accordance with The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves 2016 edition (SAMREC Code), and are compliant in all material respects with the requirements of the SAMREC Code and Table 1 requirements. Reporting is also in accordance with Section 12 of the JSE Listings Requirements and takes cognisance of the Subpart 1300 of Regulation S-K of the US Securities Act (Regulation S-K 1300). The new regulations require Technical Report Summaries (TRS) to be prepared and filed for material properties. These TRS can be accessed via EDGAR, and are also available on our website https://www.drdgold.com/investors/reports-and-results#ars2022

DRDGOLD Limited owns 100% of Ergo Mining Proprietary Limited and Far West Gold Recoveries Proprietary Limited. The Mineral Resources and Mineral Reserves are reported on an aggregated attributable beneficial interest basis. Mineral Resources and Mineral Reserves are 100% attributable to DRDGOLD. A brief history of the operations is included on page 22.

GEOLOGICAL SETTING, MINERALISATION AND DEPOSIT TYPE

DRDGOLD's surface deposits are by-products or residue of the processing of gold and uranium ores of the gold bearing late Archaean (2.7Ga to 3.2Ga) Witwatersrand sedimentary basin. The Witwatersrand Basin is the largest known gold bearing metallogenic province globally and is unconformably overlain by units of the Ventersdorp Supergroup (~2.7Ga), the Transvaal Supergroup (~2.6Ga), and the Karoo Supergroup (~280Ma).

The deposits consist of gold, uranium and sulphur-bearing sand dumps and slimes dams, and the composition reflects the major constituents of the Witwatersrand Basin: quartz (70%-80%), mica (10%), chlorite and chloritoid (9%-18%) and pyrite (1%-2%). Gold, uranium, zirconium and chromium may be minor constituents averaging <100ppm each. Deposits possess characteristics, determined by the geometry, material source and processing plants in which the original ores were processed. A description of our mining activities and related infrastructure is included in Our business model section on page 23, in the What we do sub-section on page 23 as well as in the Operational performance section on page 71. Maps of DRDGOLD's operations can be found on pages 31 to 32.

LEGAL ASPECT AND PERMITTING

DRDGOLD has numerous surface, mining and prospecting rights and ownership of the surface rights and mine dumps vests in various legal entities.

Mineral Resources and Mineral Reserves held by Ergo include ownership through common law, verified contractual arrangements, prospecting rights and various mineral rights as well as the required environmental permitting. Ergo has submitted an application to renew and consolidate all these mining rights into a single mining right. This application is receiving attention from the DMRE. Renewal applications have been submitted to the DMRE for each expired mining right. Ergo has applied to extend the consolidated mining right for 30 years, which is the maximum allowable period as detailed in the MPRDA.

The Mineral Resources and Mineral Reserves held by FWGR were acquired from Sibanye Gold Proprietary Limited (Sibanye Gold), a subsidiary of Sibanye-Stillwater Limited (Sibanye-Stillwater), in a transaction in which common law ownership was established over the various TSFs containing the said Mineral Resources and Mineral Reserves, and control was established by Sibanye-Stillwater over DRDGOLD. FWGR conducts its activities, *inter alia,* in accordance with environmental approvals (EAs) and the provisions of the Mine Health and Safety Act No 29 of 1996 and Regulations. A use and access agreement with Sibanye Gold articulates the various rights, permits and licenses held by Sibanye Gold in terms of which FWGR operates, pending the transfer to FWGR of those that are transferable.

DRDGOLD and its subsidiaries own the rights to some of the properties where the Mineral Resources are located. In other cases, agreements are in place with the landowners to mine the dump material

and rehabilitate the land for other uses. The details of the related surface rights are not material for the purpose of this report. The necessary agreements are in place for all properties in the LoM plan.

Impediments on rights to mine

Grootvlei Complex

Ergo has a mining right over Grootvlei 6L14 dump via mining right GP158. Ergo's application for the renewal of its prospecting rights over Grootvlei dumps 6L16, 6L17 and 6L17A to the DMRE was granted in July 2022. During the 2022 financial year, an external party raised a conflicting claim of common law ownership of 6L16, 6L17 and 6L17A TSFs. Although the claim was on common law ownership and no attempt has been made to set aside the prospecting rights over the TSFs, the Grootvlei TSFs have been excluded from Mineral Reserves and the life of mine, and included in Mineral Resources.

Marievale TSFs

Ergo has submitted a renewal application to the DMRE for the prospecting rights it holds over 7L4 TSF, which is still being considered by the DMRE. EBM Projects, the landowner of the majority of the freehold under 7L4 TSF and the common law owner of the TSF, has been placed into liquidation. Prior to liquidation a draft agreement was in progress for the sale of the TSF to Ergo where it would undertake to:

- Make a nominal payment
- Assume all environmental liabilities for the facility
- Suitably remove the TSF
- Rehabilitate the land

Ergo is continuing the discussions with the administration responsible for the EBM Projects liquidation and has no reason to believe that this agreement will not be concluded in Ergo's favour in due course.

Ergo acquired the Marievale TSFs 7L5, 7L6 and 7L7 – in terms of a written notarial executed deed of sale during 2019 and took possession of the TSFs on 8 April 2019. It has since also obtained the requisite National Environmental Management Act, 1998 regulatory approvals to retreat the said TSFs. During the 2022 financial year, the owner of the land on which 7L5, 7L6 and 7L7 are situated – an estimated 36.5 million tonnes out of the total 54.1 million tonnes comprising the Marievale cluster – notified Ergo that in its view, the said TSFs had acceded to the land, and that it had become the owner of the TSFs. Ergo disputed the claim of legal title and referred the matter to arbitration as all ownership requirements were met when the TSFs were purchased by Ergo. Following the lodging of legal proceedings, the parties settled the dispute and Ergo entered into a commercial arrangement with the land-owner whereby the landowner has renounced its entire right, title and interest in and to the TSFs in the favour of Ergo against payment of an agreed sum. The 7L4, 7L5, 7L6 and 7L7 TSFs have been classified as Mineral Reserves in FY2022 and FY2023.

Refer to the Environmental value-add section on pages 78 to 87 in this report for details on environmental management and the financial performance and CFO review section on pages 11 to 17 for the funding thereof.


DRDGOLD GROUP STRUCTURE AND ASSOCIATE LICENCES
DRDGOLD LIMITED
DRDGOLD ERGO
DRDGOLD FAR WEST GOLD RECOVERIES
GP 158MR
GP 184MR
GP 185MR
GP 186MR
GP 187MR
GP 10007MR
GP 10044PR
GP 10348PR
Currently common law owners of Mineral Resources and Mineral Reserves
Transferred surface assets from ERPM: GP 151 MR

Mineral Resources reconciliation

	Tonnes Mt	Grade Au g/t	Au ounces Moz
Mineral Resources at 30 June 2022	1 085.15	0.28	9.81
Depletion of Mineral Resources - Ergo	(15.98)	0.34	(0.17)
Survey adjustments	4.75	0.33	0.03
Depletion of Mineral Resources - FWGR	(7.51)	0.48	(0.11)
Mineral Resources at 30 June 2023	**1 066.41**	**0.28**	**9.56**

The figures contained in the table are rounded, which may result in minor computational discrepancies which are not deemed to be significant. Depletion is based survey models.

Mineral Reserves reconciliation

	Tonnes Mt	Grade Au g/t	Au ounces Moz
Mineral Reserves at 30 June 2022	622.37	0.30	6.04
Depletion of Mineral Reserves - Ergo	(15.05)	0.33	(0.16)
Survey adjustments	3.50	0.30	0.02
Depletion of mineral reserves - FWGR	(7.51)	0.48	(0.11)
Mineral Reserves at 30 June 2023	**603.31**	**0.30**	**5.79**

The figures contained in the table are rounded, which may result in minor computational discrepancies which are not deemed to be significant. Depletion is based on survey models.

GROUP SUMMARY

DRDGOLD's Mineral Reserves decreased by 4% from 6.04Moz (622.37Mt @ 0.30g/t) in FY2022 to 5.79Moz (603.31Mt @ 0.30g/t) mainly due to depletion.

The current Mineral Reserves reflect an operating life of 19 years for Ergo and 18 years for FWGR.

DRDGOLD's Mineral Resources decreased by 3% to 9.56Moz (1 066.41Mt @ 0.28g/t) from 9.81Moz (1 085.15Mt @ 0.28g/t) in FY2022 mainly due to depletion.

DRILLING PROGRAMME

DRDGOLD began a drilling programme in September 2016, aimed at re-evaluating its surface gold tailings. There was no significant work performed on the drilling programme during the current financial year. Ergo and FWGR has incurred to date more than R20 million on TSFs' evaluation or exploration (surveying, drilling, assaying, test-work, Mineral Resource and Mineral Reserve definition, and reporting).

A two-phased drill work, using reverse circulation drilling technique was completed on the Daggafontein TSF in FY2021, spaced at a nominal grid of 300m x 300m for phase I and a nominal grid of 150m x 150m for phase II. The boreholes were well spread to ensure the samples were representative of the TSF. The Daggafontein TSF has water on top at the centre, therefore no drilling could be done under water. A total of 60 boreholes were completed on Daggafontein. All boreholes intersected the base of the TSF.

Logging and sampling were completed by the experienced geologists from the RVN Group. A comprehensive Quality Assurance and Quality Control programme was implemented. On various occasions, the Competent Person (CP) visited the drilling site, sample sorting area and analytical laboratories. Samples were analysed by MAED and SGS laboratories (refer to page 94 for more information). Bulk density measurements were undertaken using a Troxler densitometer.

Phase I and Phase II drilling allowed for the conclusion of sufficient work in FY2022 to classify Daggafontein TSF from an Inferred Mineral Resource to an Indicated Mineral Resource of 1.49Moz (192Mt @ 0.24g/t). The entire Indicated Mineral Resource was converted to a Probable Mineral Reserve after a pre-feasibility study was completed. A total of 0.2Moz (21.3Mt @ 0.24g/t) remains classified as an Inferred Mineral Resource due to the presence of surface water.

FWGR and Ergo's mining method is to mine the entire dump, as to mine only a portion of dump will lead to adverse environmental impacts. The SEC regulation SK 1300 does not permit inferred mineral resources to be included in the life of mine. The SAMREC Code however does permit this, if justifiable.

The Daggafontein TSF is scheduled to be mined from 2029, by which time the water is expected to have dried off. The Inferred Mineral Resource amount is 5.5% of the total tonnages through the LoM plan and therefore deemed not material.

EVALUATION METHODOLOGY

Different methodologies are used for the evaluation of Mineral Resources and Mineral Reserves.

Mineral Resources

The assumption is that the current mining method is suitable for all dumps. No selective mining will take place and the entire dump will be processed (including Inferred Mineral Resources).



Selective mining is not applied due to the following four conditions inherent in the operations:

- There is no place on the mining sites to dump the below average grade material
- The mining method is not conducive to selection
- The operation is a rehabilitation exercise and all material must be removed from site and it is therefore most efficient to process all material, even that of a low-grade
- Mineral Resources and Mineral Reserves are determined, amongst other parameters, by the average grade of the dump which must be above or equal to the plant feed cut-off grade

The assumption is that the current extraction process is suitable. The determination of the cut-off g/t per Mineral Resource is based on working costs, the average plant recovery, the expected residue grade per Mineral Resource area, the required yield based on working cost and the gold price, and the required head grade minimum based on the required yield and residue grade.

Mineral Resources consist of sand dumps, slimes dams and silted 'vlei' areas and dams. Before dumps are included as Mineral Resources, they are evaluated by drilling and sampling and a study is undertaken to determine whether reasonable prospects for eventual economic extraction exist.

With respect to surface Mineral Resources and Mineral Reserves, drilling takes place on a predetermined grid to ascertain the average grade (grade model), moisture, expected extraction factors and ultimate financial viability before mining begins. Auger drilling is usually limited to a maximum depth of about 50m but, where possible, into the underlying soil to sample the entire thicknesses of the TSFs.

Reverse circulation drilling was undertaken on Ergo's and FWGR's bigger dumps to penetrate the base of the dams at greater depths. Drill holes were drilled on a nominal grid of 100m or 200m on all the TSFs.

Samples represent a 1.5m thickness. Borehole intersections are logged by experienced geologists. Contaminants such as rock, soil, ash or any other foreign material are also captured in log sheets. Samples are packaged and sent to two analytical laboratories:

- MAED metallurgical laboratories situated at Ergo is not accredited but used for grade control and daily plant samples by Ergo and FWGR. MAED is independent of DRDGOLD
- SGS South Africa Proprietary Limited (SGS) in Randfontein is independent of DRDGOLD and is an accredited facility (T0265) by the South African National Accreditation System (SANAS) for gold analysis using fire assay techniques

DRDGOLD has TSFs with sizes of between 0.5Mt and 214Mt. Estimation methods vary depending on data distribution and statistics. Some TSFs were estimated using nearest neighbour, inverse distance weighting (power 2) and some ordinary kriging. Different estimation techniques are applied to best suit the TSF. Mineral Resources are reported as *in situ*.

A block model is generated and used to evaluate the potential mining areas for inclusion into a mine plan. Classification is based on sampling density, data quality and confidence in the whole process. As material is removed for retreatment, the Mineral Resources and Mineral Reserves for each operation are adjusted accordingly. Continuous checks of modifying factors and ongoing surveys are conducted to monitor the rate of depletion and the accuracy of factors used in conversion. Verification of estimates is a routine part of the plant feed sampling programme. Plant feed grades are compared to the expected grades from the Mineral Reserves and updated monthly. Surveys are undertaken monthly and a reconciliation is reported annually. Any adjustments for shortfall or overruns are made in the Mineral Resources and Mineral Reserves statement for the following year. Gains or losses are largely related to volume adjustments on survey, although adjustments may be made for other reasons.



Mineral Reserves

In addition to the Mineral Resource assumptions, infrastructure must be in place or planned to access dumps and dispose of residues. The LoM plan includes purchased sand and slime material which has been excluded from the Mineral Reserves declared. This constitutes less than 5% of the tonnages included in the LoM plan.

The exclusion of purchased sand or slime does not have a material effect on the Mineral Reserves. There are no Inferred Mineral Resources included in the LoM plan other than 0.2Moz (21.3Mt @ 0.24g/t) of the Daggafontein TSF. The Daggafontein TSF is scheduled to be mined from 2029, by which time the water is expected to have dried off. The Inferred Mineral Resource amount is 5.5% of the total tonnages through the LoM plan and therefore deemed not material.

Modifying factors

Due to the nature of mining dumps (also known as TSFs), no mining loss or mining dilution is considered in the conversion of Mineral Resources to Mineral Reserves. The entire TSF is planned to be mined (no selective mining) and processed in the LoM planning for the conversion of a Mineral Resource to a Mineral Reserve estimate. A TSF is included in Mineral Reserves when it is included in the LoM plan and is classified as Measured or Indicated Mineral Resource when the average grade is equal to or above the prevailing cut-off grade (recovery). The cut-off grade takes into account the expected residue grade per Mineral Resource area, the working costs and the gold price resulting in the minimum (breakeven) head grade.

FWGR reclaims footwall material where deemed economically viable. This practice could imply the application of an appropriate modifying factor in the derivation of Mineral Reserves when not part of the Mineral Resource estimate. Suitable records are being kept to assess the materiality of this practice on the Mineral Reserve estimate and if material may be included in future Mineral Reserve estimates.

The modifying factors are checked to confirm the accuracy of the Mineral Resource to Mineral Reserve conversion process. The entire process is reviewed by independent consultants to ensure that the accepted industry and deposit-type norms and procedures have been followed.

Mineral Reserves are reported as material delivered to the processing plants.

Source area/plant	Recovery %	Mine call factor %	Opex R/t	Average cut-off grade g/t
Ergo	41	100	101.99	0.23
FWGR	53	100	97.08	0.17



Key risks identified affecting the determination of Mineral Reserves and Mineral Resources include the following:

- Limited tailings capacity
- Country risk
- Security issues
- Eskom electricity supply
- Climate change and action failure
- Socio-political instability or social unrest
- Complexities of legal/ regulatory compliance
- Capital projects progress
- Supply chain risks

The detailed description of these risks and mitigating actions are included in the Risks and opportunities section on pages 45 to 52.

Refer to the CFO's review on pages 11 to 17 for production figures and the Environmental value-add section for the environmental management disclosure on page 78.

INDEPENDENT REVIEW

The Group follows a process to independently review the Mineral Resources and Mineral Reserves at least every five years or as the need arises, such as significant changes in operations or the resources footprint.

Ergo's statement of Mineral Resources and Mineral Reserves was last independently reviewed by Red Bush Geoservices Proprietary Limited (Red Bush) for compliance with the 2016 edition of the SAMREC Code, and the SEC Industry Guide 7 in FY2019. There has not been a significant change in DRDGOLD's Mineral Resources and Mineral Reserves for FY2023.

Red Bush is an exploration, resource and mining consulting firm, which provides services and advice to the mineral industry internationally.

The Mineral Resources and Mineral Reserves of FWGR were last independently updated by Sound Mining Solution Proprietary Limited (Sound Mining) in FY2021 as part of the definitive feasibility study performed on Phase II.

COMPETENT PERSONS

The designated Competent Person for the Ergo Mineral Resources in terms of the SAMREC Code is Mpfariseni Mudau (BSc (Hons) – Geology, MSc (Mining Engineering)) Pr.Sci.Nat. 400305/12, a geologist with 17 years' experience in mineral exploration and Mineral Resource estimation of precious metals. The Competent Person is recognised by the South African Council for Natural Scientific Professions (SACNASP) located at Management Enterprise Building, Mark Shuttleworth Street, Innovation Hub, Pretoria, 0087, Gauteng, South Africa. He is a director of The RVN Group Proprietary Limited.

The designated Competent Person, in terms of the SAMREC Code, responsible for the compilation and reporting of Ergo's Mineral Reserves is Professor Steven Rupprecht (BSc (Mining Engineering); PhD (Mechanical Engineering)). Professor Rupprecht is an associate Principal Mining Engineer at The RVN Group Proprietary Limited and is a registered honourary fellow at The South African Institute of Mining and Metallurgy (FSAIMM Reg. no. 701013) located at the Minerals Council South Africa, Rosebank Towers, 19 Biermann Avenue, Rosebank, Johannesburg, South Africa. Professor Rupprecht has 36 years' experience in the minerals industry in southern Africa.

The designated Competent Person for the FWGR Mineral Resource estimate in terms of the SAMREC Code is Diana van Buren (BSc (Hons) – Geology) a geologist with 17 years' experience in mineral exploration and Mineral Resource estimation of precious metals.

She is registered with the South African Council for Natural Scientific Professions (SACNASP, Pr.Sci.Nat. 400107/14) located at Management Enterprise Building, Mark Shuttleworth Street, Innovation Hub, Pretoria, 0087. She is a partner of Sound Mining located at 2A 5th Avenue, Rivonia, South Africa.

The designated Competent Person, in terms of the SAMREC Code, responsible for compilation and reporting of FWGR's Mineral Reserves is Vaughn Duke, a partner of Sound Mining Solution Proprietary Limited located at 2A 5th Avenue, Rivonia, South Africa.

He holds a BSc Mining Engineering (Hons). He is also registered with the Engineering Council of South Africa (ECSA) located at 1st Floor, Waterview Corner Building, 2 Ernst Oppenheimer Avenue, Bruma Lake Office Park, Bruma, Johannesburg, South Africa as a Professional Engineer with Reg. No. 940314. He is also a fellow of the Southern African Institute of Mining and Metallurgy (FSAIMM) located at the Minerals Council South Africa, Rosebank Towers, 19 Biermann Avenue, Rosebank, Johannesburg, South Africa, and his membership number is 37179.

He has over 38 years of experience in the minerals industry, specialising in engineering studies, due diligence audits and valuations. The Competent Person is recognised by SAIMM located at the Minerals Council South Africa, Rosebank Towers, 19 Biermann Avenue, Rosebank, Johannesburg, South Africa.

DRDGOLD has written confirmation from the Competent Persons that the information disclosed in this report is compliant with the SAMREC Code and, where applicable, the relevant section 12 of the JSE Listings Requirements and Table 1 requirements, and the Competent Persons have confirmed that this report may be published in the form and context in which it is presented. All Competent Persons are independent contractors of DRDGOLD and its subsidiaries.



MINERAL RESOURCES AND MINERAL RESERVES continued

Exploration

The Group did not incur any significant exploration expenditure during the year.

The Group incurred the following expenditure on engineering studies during the year:

- R2 million spent on assessing Leeudoorn as a viable deposition facility alternative, as we wait for regulatory approvals on the build of the RTSF
- R7.9 million on the amended design of the RTSF
- Exploration activities ongoing in FY2023 on the Brakpan/Withok TSF final life design – R4.2 million was spent in this regard

There were no Inferred Mineral Resources included in feasibility studies.

Competent Persons	Title	Address	Qualifications	Years' experience
Mpfariseni Mudau Pr.Sci.Nat. 400305/12	Director of The RVN Group Proprietary Limited	Willowbrook Villas 21, Van Hoof St, Roodepoort, 1724	BSc (Hons) – Geology, MSc (Mining Engineering)	17
Professor Steven Rupprecht FSAIMM 701013	Associate Principal Mining Engineer of the RVN Group	Willowbrook Villas 21, Van Hoof St, Roodepoort, 1724	BSc. Mining Engineering PhD. Mechanical Engineering	36
Diana van Buren Pr.Sci.Nat. 400107/14	Partner of Sound Mining Solution Proprietary Limited	Sound Mining House, 2A Fifth Avenue, Rivonia, 2128	BSc (Hons) – Geology	17
Vaughn Duke Pr. Eng 940314 FSAIMM 37179	Partner of Sound Mining Solution Proprietary Limited	Sound Mining House, 2A Fifth Avenue, Rivonia, 2128	BSc Mining Engineering (Hons), MBA	38

DECLARATION

The gold price used for determination of Mineral Resources and Mineral Reserves under the SAMREC Code is R1 081 261/kg (US$1 934/oz and R17.39/US$).

All Mineral Resources declared in this report are inclusive of Mineral Reserves.

DRDGOLD also confirms that the Group has the legal entitlements to the minerals reported and legal impediments on mineral rights have been disclosed on page 88. The directors are not aware of any legal proceedings or other material conditions that may have an impact on the Group's ability to continue operations other than those discussed on page 88 of this report.



MINERAL RESOURCES AS AT 30 JUNE 2023

	MEASURED				INDICATED			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	**251.75**	**0.300**	**75.53**	**2.41**	**571.47**	**0.250**	**142.87**	**4.65**
FWGR	**221.86**	**0.328**	**72.83**	**2.34**	**—**	**—**	**—**	**—**
Total Mineral Resources as at 30 June 2023	**473.61**	**0.313**	**148.36**	**4.75**	**571.47**	**0.250**	**142.87**	**4.65**
Total Mineral Resources as at 30 June 2022	495.62	0.320	158.63	5.10	568.21	0.250	141.40	4.55

	INFERRED				TOTAL			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	**21.32**	**0.240**	**5.12**	**0.16**	**844.54**	**0.265**	**223.52**	**7.23**
FWGR	**—**	**—**	**—**	**—**	**221.86**	**0.328**	**72.83**	**2.34**
Total Mineral Resources as at 30 June 2023	**21.32**	**0.240**	**5.12**	**0.16**	**1 066.40**	**0.278**	**296.35**	**9.56**
Total Mineral Resources as at 30 June 2022	21.32	0.240	5.12	0.16	1 085.15	0.281	305.15	9.81

The figures contained in the tables are rounded, which may result in minor computational discrepancies which are not deemed to be significant.
Mineral Resources reported include Mineral Reserves.



MINERAL RESOURCES AND MINERAL RESERVES continued

MINERAL RESOURCES AS AT 30 JUNE 2022

	MEASURED				INDICATED			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	**266.25**	**0.309**	**82.24**	**2.64**	**568.21**	**0.250**	**141.40**	**4.55**
FWGR	**229.37**	**0.333**	**76.39**	**2.46**	**—**	**—**	**—**	**—**
Total Mineral Resources at 30 June 2022	**495.62**	**0.320**	**158.63**	**5.10**	**568.21**	**0.250**	**141.40**	**4.55**
Total Mineral Resources at 30 June 2021	518.09	0.321	166.46	5.35	574.95	0.250	143.70	4.61

	INFERRED				TOTAL			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	**21.32**	**0.240**	**5.12**	**0.16**	**855.78**	**0.267**	**228.76**	**7.35**
FWGR	**—**	**—**	**—**	**—**	**229.37**	**0.333**	**76.39**	**2.46**
Total Mineral Resources at 30 June 2022	**21.32**	**0.240**	**5.12**	**0.16**	**1 085.15**	**0.281**	**305.15**	**9.81**
Total Mineral Resources at 30 June 2021	21.32	0.240	5.12	0.16	1 114.36	0.283	315.28	10.12

Mineral Resources reported include Mineral Reserves.



MINERAL RESERVES AS AT 30 JUNE 2023

	PROVED Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	185.29	0.310	57.44	1.85
FWGR	208.99	0.328	68.58	2.20
Total Mineral Reserves as at 30 June 2023	**394.28**	**0.320**	**126.02**	**4.05**
Total Mineral Reserves as at 30 June 2022	416.70	0.341	137.17	4.41

	PROBABLE Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	196.17	0.250	49.043	1.60
FWGR	12.88	0.330	4.24	0.14
Total Mineral Reserves as at 30 June 2023	**209.05**	**0.255**	**53.28**	**1.74**
Total Mineral Reserves as at 30 June 2022	205.67	0.250	50.51	1.63

	TOTAL MINERAL RESERVES Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	381.46	0.279	106.48	3.45
FWGR	221.87	0.328	72.83	2.34
Total Mineral Reserves as at 30 June 2023	**603.33**	**0.297**	**179.3**	**5.79**
Total Mineral Reserves as at 30 June 2022	622.37	0.302	187.68	6.04

MINERAL RESERVES AS AT 30 JUNE 2022

	PROVED Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	200.21	0.325	65.02	2.09
FWGR	216.49	0.334	72.15	2.32
Total Mineral Reserves as at 30 June 2022	**416.7**	**0.341**	**137.17**	**4.41**
Total Mineral Reserves as at 30 June 2021	251.63	0.333	83.6	2.68

	PROBABLE Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	192.79	0.240	46.27	1.49
FWGR	12.88	0.330	4.24	0.14
Total Mineral Reserves as at 30 June 2022	**205.67**	**0.250**	**50.51**	**1.63**
Total Mineral Reserves as at 30 June 2021	266.47	0.311	82.85	2.67

	TOTAL MINERAL RESERVES Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	393.00	0.283	111.29	3.58
FWGR	229.37	0.333	76.39	2.46
Total Mineral Reserves as at 30 June 2022	**622.37**	**0.302**	**187.68**	**6.04**
Total Mineral Reserves as at 30 June 2021	518.10	0.320	166.45	5.35

The figures contained in the tables are rounded, which may result in minor computational discrepancies which are not deemed to be significant.

GOVERNANCE

At DRDGOLD, we believe that integrity and good conduct are the foundation of our business and we are fully committed to conducting business ethically and legally throughout our surface retreatment organisation.



DIRECTORS AND MANAGEMENT

EXECUTIVE DIRECTORS



Niël Pretorius (56)

BProc, LLB, LLM

Chief Executive Officer

- Member: Risk Committee

Niël Pretorius has two decades of experience in the mining industry. He was appointed CEO designate of DRDGOLD on 21 August 2008 and CEO on 1 January 2009. Having joined the company on 1 May 2003 as legal advisor, he was promoted to Group Legal Counsel on 1 September 2004 and General Manager: Corporate Services on 1 April 2005. Niël was appointed as CEO of Ergo Mining Operations (formerly DRDGOLD SA) on 1 July 2006 and became Managing Director on 1 April 2008. Niël also serves as an elected board member of the Minerals Council South Africa.



Riaan Davel (47)

BCom (Hons), MCom, CA (SA)

Chief Financial Officer

- Member: Social and Ethics Committee

Riaan Davel joined DRDGOLD in January 2015, before which he gained 17 years' experience in the professional services industry, the majority obtained in the mining industry in Africa. As part of his experience, Riaan provided assurance and advisory services, including support and training on the International Financial Reporting Standards (IFRS) to clients and teams across the African continent.

He spent seven years at KPMG as an audit partner, performing, inter alia, audits of listed companies in the mining industry, including SEC registrants. Riaan also has experience as an IFRS technical partner and represented the South African Institute of Chartered Accountants on the International Accounting Standards Board's project on Extractive Activities from 2003 to 2010. Riaan also served on committees that update the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (the SAMREC Code).

As Chief Financial Officer, he is playing an important role in directing DRDGOLD's strategic growth so that environmental impact is delivered in tandem with value for the Company, its shareholders, as well as society as a whole, by adopting and applying the best practicable environmental options, as well as monitoring, evaluating and reporting the success of the mitigation measures applied.

The DRDGOLD Annual Integrated Report, which Riaan oversees, has been ranked in the "Excellent" category at the EY Excellence in Integrated Reporting Awards for the third consecutive time in September 2023. Riaan was a nominee for the CFO of the Year at the CFO Awards 2022.

NON-EXECUTIVE DIRECTORS



Timothy Cumming (65)

BSc (Hons) (Civil Engineering), MA (Philosophy, Politics and Economics)

Non-executive Chairman

- Chairman: Board
- Chairman: Nominations Committee
- Member: Risk Committee and Remuneration Committee

Timothy (Tim) Cumming was appointed to the DRDGOLD Board on 1 August 2020 and was appointed as non-executive Chairman of the DRDGOLD Board and Chairman of the Nominations Committee on 1 December 2021. He is also an independent non-executive director of Sibanye-Stillwater Limited and Nedgroup Investments Limited, and serves as non-executive Chairman of Riscura Holdings Limited.

His career spans mining, financial services and consulting. He is the founder of Scatterlinks Proprietary Limited, a South African-based company providing leadership development and advisory services to senior business executives.

Tim started out as an engineer at the Anglo American Corporation of South Africa Limited working on a number of gold and diamond mines including involvement in the geo-technical design of the Ergo tailings facility. Thereafter he held senior roles in financial services including General Manager at Allan Gray Limited, Head of Investment Research at HSBC Securities (SA), CEO of Old Mutual Asset Managers and MD of various divisions within the Old Mutual Group.

Other involvements include Chairmanship of the Mandela Rhodes Foundation's Investment Committee and the Woodside Endowment Trust.



Edmund Jeneker (61)

Chartered Director (SA), B Hons, IEDP, M.Inst.D., SAIPA

Lead Independent Non-executive Director

- Chairman: Social and Ethics Committee
- Member: Remuneration Committee and Nominations Committee

Edmund Jeneker was appointed non-executive director in November 2007 and lead independent non-executive director in August 2017. He has more than 31 years' experience as an executive in banking, business strategy, advisory and management at Grant Thornton South Africa Proprietary Limited, Swiss Re Corporate Solutions Advisors South Africa Proprietary Limited, the World Bank Competitiveness Fund and Deloitte South Africa. He completed almost 15 years at Absa Bank and Barclays Africa Group, where he was managing executive and served as director on the boards of several subsidiaries in the Absa and Barclays Africa Group.

Edmund is active in community social upliftment and served as a member of the Provincial Development Commission of the Western Cape Provincial Government. He currently serves on the Advisory Board of Global Competent Boards (Canada), Social and Ethics Forum of the Institute of Directors Southern Africa, Chairman of the Suidoosterfees NPC and The Cape Philharmonic Orchestra. He is a Certified ESG and Climate Change Competent Director and Chartered Director (SA).



Thoko Mnyango (58)

Dip Juris, BJuris

Independent Non-executive Director

- Member: Social and Ethics Committee, Nominations Committee and Remuneration Committee.

Thoko Mnyango was appointed as an independent non-executive director on 1 December 2016. Thoko's career took off as a prosecutor for the KaNgwane homeland, before becoming a legal advisor for the Eastern Cape Development Corporation. Her experience in the corporate world is vast and spans over 30 years. Thoko has been in executive positions at Gijima Technologies since its inception until 2011. She has held directorships on various company boards including Gijima, EOH Mthombo Proprietary Limited, AllPay Eastern Cape Proprietary Limited, a subsidiary of Absa Limited, and the Ryk Neethling Foundation. Thoko is known as a specialist in business development and bridging the gap between the public and private sectors. Currently she holds the position of CEO of Vitom Holdings Pty (Ltd) and Vitom Brands Communication (Pty) Ltd, since 2010. Thoko is known in both the private and public sectors as a staunch advocate for transformation. Her passion for transformation began in the late 80s when she worked for a Johannesburg based NGO which focused on community development.



Johan Holtzhausen (77)

BSc (Geology and Chemistry), BCompt (Hons), CA (SA)

Independent Non-executive Director

- Chairman: Audit Committee
- Member: Remuneration Committee and Nominations Committee

Johan Holtzhausen was appointed as an independent non-executive director on 25 April 2014. With more than 43 years' experience in the accounting profession, he served as a senior partner at KPMG Services Proprietary Limited. His clients included major corporations listed in South Africa, Canada, the UK as well as Australia and the United States.

Johan chairs the Audit and Risk Committee of Tshipi é Ntle Manganese Mining Proprietary Limited. He is a non-executive director of Caledonia Mining Corporation Plc, a Jersey corporation listed in the United States and the United Kingdom, and he chairs its Audit and Risk Committee.



Jean Nel (51)

BAcc (Hons), CA (SA), CFA (AIMR)

Independent Non-executive Director

- Chairman: Remuneration Committee
- Member: Audit Committee; Remuneration Committee; and Risk Committee

Jean Nel was appointed as an independent non-executive director on 30 November 2018. Mr Nel qualified as a CA(SA) in 1998 and obtained the CFA (AIMR) qualification. Mr. Nel has in excess of 20 years' experience in mining finance and mining executive and operational management. He was appointed to the Aquarius Platinum Board in April 2012 and became CEO of the Group in November 2012, a position he held until Aquarius Platinum was acquired by Sibanye- Stillwater in April 2016. From April 2016 to January 2017, Jean was the CEO of the Platinum division of Sibanye Stillwater. He is currently a Non-executive director of Mimosa Investments which owns the Mimosa platinum mine in Zimbabwe.

DIRECTORS AND MANAGEMENT continued



Prudence Lebina (42)

BCom; Higher Diploma (Accounting), Certificate in Business Leadership, CA (SA)

Independent Non-executive Director

- Chairperson: Risk Committee
- Member: Audit Committee and Nominations Committee

Prudence Lebina was appointed independent non-executive director on 3 May 2019. She's a chartered accountant with over 18 years' working experience in corporate finance, business development, private equity, financial reporting and stakeholder management in the mining and financial services sectors.

Prudence is CEO of TriAlpha Investment Management Proprietary Limited, a specialist fixed income investment house managing local and international fixed income portfolios for institutional clients. She was previously CEO and Interim Finance Director of Mahube Infrastructure Limited (previously GAIA Infrastructure Capital Limited) listed on the Main Board of JSE Limited. Prudence is also an independent non-executive of Growthpoint Properties Limited and Telkom SA SOC Limited.



Charmel Flemming (40)

BAcc (Hons) CA (SA)

Independent Non-executive Director

- Member: Audit Committee; Risk Committee; and Social and Ethics Committee

Charmel Flemming, appointed as an independent non-executive director on 1 August 2020 is the Founder and CEO of FTwelve, a boutique cloud-based accounting firm. She is also a non-executive director on the boards of MixTelematics and ATKV, having previously held positions at Acorn Agri & Food Limited, KPMG and De Beers. At the latter, she served as a non-executive director for Acorn Agri & Food Limited and as a trustee on the boards of both the De Beers Benefit Society Medical Aid and De Beers Pension Fund from 2014 to 2018. A qualified Chartered Accountant and non-executive director serving on JSE-listed boards and an advocate for diversity in the financial industry and inclusivity in the boardroom.

MANAGEMENT



Thulo Mogotsi Moletsane (55)

BA, LLB

Chairman and Non-executive Director: Ergo Mining Operations Proprietary Limited

Thulo Mogotsi-Moletsane is the Chairman and Non-executive Director of Ergo. He is an executive director of Khumo Bathong Holdings Proprietary Limited and a director of Khumo Mining and Investments Proprietary Limited. He was appointed a Non-executive Director of Ergo Mining Operations Proprietary Limited in August 2010, having completed a Mining Qualifications Authority Executive Programme.



Jaco Schoeman (49)

National Diploma (Analytical Chemistry), BTech (Analytical Chemistry)

Chief Operating Officer

Jaco Schoeman joined DRDGOLD in 2011 as Executive Officer: Business Development to focus on expanding the group's surface retreatment business and extracting maximum value from existing resources. In July 2014, he was appointed Operations Director: Ergo Mining Operations Proprietary Limited.



Shalin Naidoo (46)

BTech, MBA

Chief Information and Technology Officer

Shalin Naidoo joined DRDGOLD as Chief Information and Technology Officer on 2 November 2021. Ranked amongst South Africa's Top 8 Visionary CIOs by the institute of IT Professionals in South Africa (IITPSA) and International Data Corporation CIO of the Year in 2019, he has 10 years' experience in leadership and strategy. He has worked previously in the mining sector for Anglo American Platinum and Tronox.



Henry Gouws (54)

National Higher Diploma (Extraction Metallurgy), MDP. EPD

Managing Director: Ergo Mining Proprietary Limited

Henry Gouws is the Managing Director of Ergo. Henry has over 30 years' experience in the mining industry. He graduated from Technikon Witwatersrand and obtained a National Diploma in Extraction Metallurgy in 1990 and a National Higher Diploma in Extraction Metallurgy. He completed a Management Development Programme in 2003 through Unisa School of Business Leadership and an Executive Development Programme in 2012 through the University of Stellenbosch Business School. He was appointed Operations Manager of Crown in January 2006 and General Manager in July 2006.He was appointed to his current position on 1 October 2011.

DIRECTORS AND MANAGEMENT continued



Mark Burrell (61)

BCom (Accounting), MDP

Financial Director: Ergo Mining Proprietary Limited

Mark Burrell is the Financial Director of Ergo. Mark holds a BCom Accounting degree and has completed a Management Development Programme and has over 25 years' experience in the mining sector. He joined DRDGOLD in 2004 on a consulting basis and later that year, was appointed as Financial Manager of the Blyvooruitzicht operation. He was appointed as Financial Director of Ergo in January 2012. Mark serves as a director on the board of Rand Refinery Proprietary Limited.



Kevin Kruger (55)

BscEng (Mechanical Engineering), MDP, PMD, Government Certificate of Competency (Mines)

Managing Director: Far West Gold Recoveries Proprietary Limited

Kevin Kruger has 34 years' experience in the mining industry in Africa. He joined the mining industry in January 1987 as a second year engineering student. Kevin graduated from the University of Witwatersrand at the end of 1989 obtaining his BSc (Mechanical Engineering) and his government certificate of Competency (mines) during 1993. Kevin was appointed as junior engineer in December 1989, section engineer in March 1994 and engineer in September 1994. He was appointed as engineering manager in 2003, general manager- technical services in 2004 and managing director in Chizimgold in 2010. On 1 October 2013 he was appointed as Technical Director at Ergo where he was responsible for the environmental, health and safety, mineral resources and engineering portfolios. On 1 August 2018, Kevin was appointed Managing Director of FWGR.



Henriette Hooijer (43)

BCom (Hons), CA(SA)

Finacial Director: Far West Gold Recoveries Proprietary Limited

Henriette Hooijer is the Financial Director of FWGR. She joined DRDGOLD in May 2016 and was appointed as Financial Director of FWGR in August 2018. Before joining DRDGOLD, she spent 11 years in the professional services industry at KPMG, performing, *inter alia*, audits of listed companies in the mining industry, including SEC registrants.



Kgomotso Mbanyele (42)

ACG

Company Secretary

Kgomotso Mbanyele was appointed as the Company Secretary of DRDGOLD on 25 October 2023. She has over 14 years' experience working in the company secretarial field, with over 11 years of these in the mining industry. Kgomotso previously served as a company secretarial officer for Gold Fields Limited and more recently as the assistant group company secretary of Sibanye-Stillwater Limited. She is a qualified Associate Company Secretary with the Chartered Governance Institute of Southern Africa.

CORPORATE GOVERNANCE

DRDGOLD promotes discipline, transparency, accountability, responsibility and fairness to protect the interests of shareholders, employees and avoid conflict of interests. To achieve sustained value, appropriate governance structures and processes are well managed and controlled. The governance processes in place ensure that we deliver against strategy to create value for all stakeholders. The Board plays an active role in providing guidance and strategic insight, over and above the oversight role it performs. These cannot be implemented successfully without the Board and management's commitment to effective and ethical leadership.

We have identified the following as a schematic way of looking at governance:



Endorsement of values which drive our system, as our source of energy	**The axis around which everything turns – sustainable development-based integrated thinking which in turn drives the main gear comprising of our capital, our skills and our system**	**These drive an integrated set of gears comprising our key strategic thrusts, shaped to deliver an overlapping and integrated suite of financial, environmental and social value**	**Foundational is the commitment by our Board and management to effective and ethical leadership and the highest standards of good corporate governance**

Every director, officer or employee representing us should respect the maxim 'do unto others as you would have them do to you'.

We pursue the "spirit of the law" by making sure we are fully familiar with the letter and purport of the law.

Key focus areas are:

- Increased alignment with the conscripts of Empowering Sustainable Decisions, World Gold Council Responsible Mining Principles and the UN Sustainable Development Goals
- Accurate, reliable, complete and fairly presented financial and non-financial reporting in accordance with International Financial Reporting Standards (IFRS) and its Integrated Reporting Framework
- Compliance with our JSE and NYSE listings requirements and reporting standards
- Safe and responsible tailings management

Code of Conduct

We believe in disclosure and transparency and the moral principles that govern our behaviour in accordance with our Code of Conduct (Code). The changes to our business have necessitated an update to the Code, which continues to outline our values; how we aim to conduct our business; the way in which we behave and the rights our business partners can expect in our dealings with them.

The Code is based on DRDGOLD's values of unity, integrity, commitment and accountability and describes the following fundamental principles that should govern our everyday business conduct:

- Fair dealing and integrity in conducting our business
- Promoting a corporate culture that is open
- Socially and environmentally responsible behaviour

The Code is available on the DRDGOLD website, distributed to all new employees and is included in the induction video, which all employees are required to watch annually.

Whistleblowing hotline

DRDGOLD has created an anonymous and confidential environment for employees to report on workplace corruption through a tip-off hotline facilitated through Deloitte. Clear and unambiguous procedures govern both the reporting and investigation of alleged and proven improper or illegal activities at DRDGOLD, as well as ensuring that "whistleblowers" are protected. Under no circumstances will the identity of the person who provided the information be revealed. The compliance officer will be responsible for investigating tip-offs as well as informing relevant parties of findings in connection with the alleged misconduct and if required, a full investigation will be undertaken and appropriate corrective actions will be implemented. Posters are also put up in the workplace to remind employees of the importance of ethical behaviour, the existence of the hotline and the procedures to follow should they witness unethical conduct. In the current financial year, we did not receive any tip-offs of any instances of possible unethical behaviour via the hotline.

Fines and incidences of corruption

The Company's officers and employees are expected to comply with applicable laws in all countries to which they travel; in those where they operate and in those where the Company does business. An anti-corruption policy is in place and communicated to employees on a regular basis. Annually, we engage an external consultant to present our annual ethics refresher training to encourage our employees to continue acting in good faith, with utmost honesty and integrity.

DRDGOLD did not receive any fines of monetary value or non-monetary sanctions for non-compliance and was not involved in any incidences of corruption in FY2023.

Non-compliance with laws and regulations

There were no regulatory penalties, sanctions or fines for contraventions of, or non-compliance with any statutory obligations. No adverse compliance inspections by environmental regulators took place during the period under review and no incidences of non-compliance with environmental laws were identified.

GOVERNANCE STRUCTURE


SHAREHOLDERS
BOARD OF DIRECTORS
CEO
CHAIRMAN
LEAD INDEPENDENT DIRECTOR
EXECUTIVE COMMITTEE
Nominations Committee
Remuneration Committee
Audit Committee
Risk Committee
Social and Ethics Committee

CEO
Primary function:
- Provides leadership in the area of policy and strategic direction
- Provides the Board with comprehensive information, analysis and timely advice on all aspects of the business
- Leads and manages daily operations

BOARD
Primary functions:
- Responsibility to ensure integrity and effectiveness of Board and committees, and adhering to principles of good corporate governance whilst delivering on strategic objectives

CHAIRMAN OF THE BOARD
Primary functions:
- Leads the Board in the objective and effective discharge of its governance roles and responsibilities
- Chairs all Board meetings using appropriate and robust processes that ensure the Board focuses and achieves its tasks
- Encourages a collegial and mutually respectful atmosphere amongst the Directors

Each committee has a minimum of three members as recommended by King IV. The composition of each committee is also aligned with the Companies Act, JSE Listings Requirements and King IV recommendations. Ergo and FWGR each have a managing director and financial director based at the respective operations who are responsible for the day-to-day management thereof.

NOMINATIONS COMMITTEE
Primary function:
- Assesses the Board composition and identify appropriate candidates for appointment to the Board
- Develops approach to matters relating to corporate governance and makes recommendations to the Board on all such matters, while keeping abreast of best practice.
- Monitors and evaluates effectiveness and composition of the Board and its committees while planning for director and senior executive succession planning

REMUNERATION COMMITTEE
Primary function:
- Supports the Board with the governance of remuneration throughout the Group and ensure fair and responsible remuneration practices
- Motivate executive management with the skills and experience necessary to support and sustain the company and its strategy, and evaluates performance in relation to reward and evaluates performance in relation to reward

AUDIT COMMITTEE
Primary functions:
- Ensures financial sustainability of the Group by monitoring and reviewing financial controls and procedures, as well as the effectiveness and integrity of internal audit and control systems.
- Oversees regulatory and legislative compliance
- Ensures that internal and externally issued reports comply with legal requirements and/or meet the legitimate and reasonable information needs of material stakeholders
- Appoints independent, external auditor. Oversight of internal and external assurance processes

RISK COMMITTEE
Primary function:
- Ensures Group sustainability by evaluating and overseeing implementation of efficient risk management processes and controls to identify
- monitor and mitigate risks and to act on opportunities identified

SOCIAL AND ETHICS COMMITTEE
Primary functions:
- Supports and assists the Board in ensuring compliance with best practice recommendations relating to the ethical conduct of our stakeholder engagement.
- Oversees and monitors anti-corruption policy and performance, the company's standing as a responsible corporate citizen particularly in relation to the Code of Ethics.
- Ensures adherence to occupational health and safety laws, regulations and external standards, reviews relevant policy and monitors performance of related key indicators to minimise mining-related accidents and their impacts

BOARD COMPOSITION

DRDGOLD has a unitary Board comprising nine members, seven of whom are independent non-executive directors. The Board has delegated the duty to review the composition of the Board to the Nominations Committee on a continual basis which includes the application of the diversity policy, directors rotation and monitoring the independence of non-executive directors.

The Nominations Committee assessed, through an independent evaluation, the independence of all non-executive directors in the year under review. In addition to Board chairman, the Board has a lead independent director who leads in the absence of the chair. The lead independent director serves as a sounding board for the chair and, when necessary, acts as an intermediary between the chair and other members of the governing body.

The Board recognises that having a diverse and inclusive board promotes diversity of thought, unique insights and perspectives, and enhances decision-making, benefiting all stakeholders.

The Board has a policy to promote broader diversity. The policy considers a broad range of diversity attributes, such as age, experience, nationality, culture, race, gender, independence, industry knowledge, skills and expertise. Diversity of members' background, experience, identity, race and gender helps to ensure a range of views at Board and committee meetings.

The Board is comfortable that the current composition of the Board and the Board committees contributes to effective collaboration as well as a balanced distribution of power so that no individual has the ability to dominate decision making and no undue reliance is placed on any individual.

DRDGOLD is guided by the criteria set out in the King IV principles, the Companies Act and JSE Listings Requirements to assess the independence of directors and ensure that no director wields unfettered power over the Board or is likely to influence unduly or cause bias in decision-making when judged from the perspective of a reasonable and informed outside party.

Policies are in place to manage any potential conflicts of interest. Directors sign declarations stating that they are not aware of any undeclared conflicts of interest that may exist due to their interests in, or association with, any other company. In addition, directors disclose interests in contracts and related party transactions for the Board to assess whether such transactions are on arm's-length commercial terms. In instances that they are conflicted, directors will recuse themselves from the relevant deliberations.

The Board performs its duties and responsibilities in terms of a board charter which is reviewed annually and aligned with relevant legislation and listings requirements in South Africa and the United States of America. The roles of the chairman and chief executive officer are clearly defined in the board charter, demonstrating a clear balance of power and authority at board level.

In discharging its responsibilities, the Board is empowered to delegate its responsibilities to committees and management. As such, the Board is supported by Board committees and senior management.

Governance structures and processes are formally reviewed annually and continually adapted to accommodate internal developments and reflect national and international best practice. DRDGOLD has the required board committees and relevant membership as recommended in King IV.

Average tenure:

8 years

Average age:

55 years

Younger than 60 years:

67%

Board tenure


2
3
4
Tenure: Less than 1 year
Tenure: 1-5 years
Tenure: 5-10 years
Tenure: more than 10 years

Board independence


1
2
6
Executive (non-independent)
Non executive (Independent)
Non executive (non-independent)

Board Tenure	
Tenure: Less than 1 year	0
Tenure: 1-5 years	3
Tenure: 5-10 years	4
Tenure: more than 10 years	2
Average tenure (years)	8

Board Independence	
Executive (non-independent)	2
Non executive (Independent)	6
Non executive (non-independent)	1

NON-EXECUTIVE DIRECTORS WHO ARE INDEPENDENT: 6 / 9

Attendance by Directors at Board meetings held during FY2023

Director	Designation	18 August 2022	20 October 2022	9 February 2023	18 May 2023
DJ Pretorius	Chief Executive Officer	✔	✔	✔	✔
AJ Davel	Chief Financial Officer	✔	✔	✔	✔
JA Holtzhausen	Independent Non executive	✔	✔	✔	✔
EA Jeneker	Independent Non executive	✔	✔	✔	✔
TVBN Mnyango	Independent Non executive	✔	✔	✔	✔
JJ Nel	Independent Non executive	✔	✔	✔	✔
KP Lebina	Independent Non executive	✔	✔	✔	✔
TJ Cumming	Non executive and Board Chairman	✔	✔	✔	✔
CD Flemming	Independent Non executive	✔	✔	✔	✔


Racial diversity
2023
2022
44%
56%
44%
56%
—%
20%
40%
60%
80%
100%
Race diversity % Black
Race diversity % White


Gender diversity
2023
2022
67%
33%
67%
33%
—%
20%
40%
60%
80%
100%
Gender diversity % Male
Gender diversity % Female

CORPORATE GOVERNANCE continued

Key performance indicators	Action points
Compliance with applicable laws, adopted standards and codes of good practice	• Group legal counsel, headed by the Chief Executive Officer, monitors changes and developments, through attendance of seminars and conferences and subscriptions to law journals • Considers the recommendations of King IV and evaluates its application across the Group. Disclosure on the application thereof can be found on the Company's website https://www.drdgold.com/about-us/governance • Discussions of the impact of new legislation at Board meetings • Use of a comprehensive compliance checklist • There were no material or repeated regulatory penalties, sanctions or fines • No adverse compliance inspections by environmental regulators • DRDGOLD is in compliance with the Companies Act and all laws of establishment specifically relating to its incorporation and is operating in conformity with its MOI
Set key performance measures and targets for value creation, as well as execute the approved strategy	• Continually evaluates the general viability of the business and its status as a going concern • Reviews the liquidity and solvency of the Company on a continuous basis • Executes the approved strategy • Set targets in respect of the Phase II development of FWGR including the design of the RTSF, final design of the Brakpan/Withok TSF at Ergo and the solar project • Approved the FY2023 budget • Approved Phase II of solar project in FY2023
Appropriate appointment and delegation to management	• Formal delegation captioned in an authority framework that is reviewed on a regular basis • Appointment of CEO for the effective management and day-to-day running of the business • Appointment of a Company Secretary on a permanent basis, with a wealth of experience and qualification • Support and provide guidance at all times to the Board

Key performance indicators	Action points
Stakeholder engagement and issues reports on the Company's activities and performance	• Performed with the assistance of the Audit Committee • Integrated and sustained stakeholder communication programme in place • Internal finance team led by the CFO who is evaluated by the Audit Committee • Integrity of reporting maintained with assistance from internal and external auditors • External service provider and the Company Secretary in place to assist with adherence to JSE Listings Requirements and other legal requirements
Governance and oversight of risk management	• Performed with the assistance of the Risk Committee • Approved the integrated risk management strategy • Comprehensive risk management process in place • Risk tolerance and appetite levels set and reviewed • Internal audit assists management in evaluating the process for managing key operational, financial and compliance risk • Internal risk officer in place to monitor and review the Group risk register and submits a risk report at each Risk Committee meeting
Technology and information governance	• IT governance charter in place to set out policies, procedures and performance metrics which work together with the IT governance framework • IT governance framework in place to standardise business processes across the Group • Annual update received on IT risks, including business continuity, back-ups and offsite storage and security of network and information, all risks presented were deemed to be within tolerance levels and not considered material • IT integrated planning project commenced
Governance of remuneration throughout the Company to ensure fair and responsible remuneration practices	• Performed with the assistance of the Remuneration Committee • More information available in the remuneration report

EVALUATION OF THE BOARD

Every year, an external party conducts a Board evaluation process on the performance and effectiveness of the Board as a whole, the committees, the Chairman and the Company Secretary. The evaluation is based on responses to interviews and questionnaires completed by Directors and management.

The 2023 review indicates that the Board is satisfied with the overall effectiveness and functioning of the procedures and processes in place to ensure that the Company is compliant and very effective in dealing with its legal and regulatory responsibilities. The Board is satisfied that it has carried out its responsibilities in accordance with the Board Charter. The Board is satisfied that the committees are effective. The Board is satisfied that the Audit Committee provides independent guidance to the integrity of the Company's reporting.

Our Company Secretary

The Company Secretary plays an essential role in DRDGOLD's corporate governance. The Company Secretary is responsible to the Board for, *inter alia*, acting as a central source of information and advice to the Board on its duties and responsibilities, adherence to good corporate governance principles, and compliance with procedures and applicable statutes and regulations. All directors have full access to the professional services and advice of the Group Company Secretary in all aspects of the Board's mandate and operations of the Group. The Board is satisfied that these arrangements are effective. An assessment of the performance of the Company Secretary is undertaken annually, as part of the Board evaluation process. The assessment confirmed the Company Secretary: is competent, suitably qualified and experienced; has the requisite skills, knowledge and experience to advise the Board on good governance; maintains an arm's-length relationship with the Board and Directors; and has discharged her responsibilities effectively in the year under review. Elise Beukes resigned as the Company Secretary with effect from 31 July 2023 and the Board appointed Kgomotso Mbanyele as DRDGOLD's Company Secretary with effect from 25 October 2023.

DETAILED COMMITTEE REPORTS

Audit Committee

Chairperson: JA Holtzhausen

Other members: KP Lebina, CD Flemming and JJ Nel

Purpose of the Audit Committee: To assist the Board in ensuring the integrity of financial and non-financial reporting and the internal control environment of the Company.

Roles and responsibilities:

- External auditors and financial reporting
- Internal audit
- Integrated reporting and assurance model
- Assess the external auditors' and designated external audit partners' suitability for appointment in accordance with the JSE Listings Requirements and the information detailed in paragraph 22.15(h) therein
- Ensure that the Company has established appropriate financial reporting procedures and that those procedures are operating, which should include consideration of all entities included in the consolidated Group IFRS financial statements, to ensure that it has access to all the financial information of the Company to allow the Company to effectively prepare and report on the financial statements of the Company

Key activities:

- Meet with the external auditors, the internal auditors and the CFO each quarter
- Review the audit plans of the internal auditors to ascertain the extent to which the scope of the audits can be relied upon to detect weaknesses in internal controls
- Review the annual and interim financial statements prior to their approval by the Board members
- Make recommendations to appoint, reappoint or remove the external auditor and the designated external audit partner, in terms of the JSE Listings Requirements, as well as determining their remuneration and terms of engagement
- Pre-approve all audit and non-audit services provided by the external auditors
- Ensured that the appointment of BDO South Africa, Inc. as the independent external auditor of the company, was included as a resolution at the upcoming annual general meeting

The internal audit function is performed in-house with the assistance of Pro-Optima Audit Services Proprietary Limited. Internal audits are performed at all DRDGOLD operating units and aim to review, evaluate and improve the effectiveness of risk management, internal controls and corporate governance processes.

Significant deficiencies, material weaknesses, instances of non-compliance, and exposure to high risk and development needs are brought to the attention of operational management for resolution. The committee members have access to all the records of the internal audit team.

DRDGOLD's internal and external auditors have unrestricted access to the Chairman of the Audit Committee and, where necessary, to the Chairman of the Board and the CFO. All significant findings arising from audit procedures are brought to the attention of the committee and, if necessary, to the Board.

Section 404 of Sarbanes-Oxley Act (SOX) stipulates that management is required to assess the effectiveness of the internal controls surrounding the financial reporting process.

The results of this assessment are reported in the form of a management attestation report that has to be filed with the SEC as part of the Form 20-F. Additionally, DRDGOLD's external auditors are required to express an opinion on the operating effectiveness of internal controls over financial reporting, which is also contained in the Company's Form 20-F. In terms of the JSE Listings Requirements, the Audit Committee is satisfied that appropriate financial reporting procedures are in place and are operating.

Annual financial statements (AFS)

The Directors are required by the Companies Act to maintain adequate accounting records. They are responsible for the preparation of the AFS, which fairly presents the state of affairs of the Group at the end of each financial year, in conformity with IFRS and the Companies Act. The AFS includes amounts based on judgments and estimates made by management.

The Directors are of the opinion that the Group financial statements fairly present the financial position as at 30 June 2023 and the financial performance and cash flows for the year then ended, and deal with all significant matters.

The Directors have reviewed the Group's business plan and cash flow forecast for the year ending 30 June 2024. On the basis of this review, and in light of the current financial position and existing borrowing facilities, the Directors are satisfied that the Group is a going concern and has adequate financial and capital resources to ensure its continued operational existence.

To comply with requirements for reporting by non-US companies registered with the SEC, DRDGOLD prepares its AFS on Form 20-F in accordance with IFRS.

Evaluation

For the year under review, the Audit Committee members were all satisfied with the overall functioning of the committee. The Board was also satisfied that the committee members, collectively, have the requisite academic qualifications and/or experience in, *inter alia*, economics, finance, accounting, law, corporate governance, commerce, industry and human resources management as required by Section 94(5) of the Companies Act read with Regulation 42 thereof.

In terms of the Companies Act and the JSE Listings Requirements, the Audit Committee considered and was satisfied with the appropriateness of the expertise and experience of the CFO, Riaan Davel.

Risk Committee

Chairperson: KP Lebina

Other members: TJ Cumming, DJ Pretorius, JJ Nel and CD Flemming

Purpose of the Risk Committee: To monitor the risk management performance on behalf of the Board and ensure that the Company implements its risk management framework.

Roles and responsibilities:

- Oversee the development and annual review of a policy and plan for risk management to recommend for approval to the Board
- Ensure that risk management assessments are performed on a continuous basis
- Ensure that reporting on risk management is complete, timely, accurate and accessible
- Oversee that the risk management plan is widely disseminated throughout the Company and integrated in the day-to-day activities of the Company
- Ensure that frameworks and methodologies are implemented to increase the possibility of anticipating unpredictable risks
- Ensure that management considers and implements appropriate risk responses
- Ensure co-ordination with the Audit Committee who will be responsible for the risk management process as far as internal controls, financial reporting and IT risks are concerned

Key activities:

- Review and monitor the processes and procedures for risk identification, analysis and quantification
- Review the processes implemented to monitor the ongoing management of risks and ensure that continuous monitoring by management takes place
- Review reports from internal audit on the effectiveness of the processes and procedures of risk management
- Submit an annual report to the Board on the effectiveness of the total risk management and assessment process and outcomes, including a register of the Company's key risks
- Make recommendations to the Board concerning the levels of tolerance and appetite, and monitoring that risks are managed within the levels of tolerance and appetite as approved by the Board
- Review the group's compliance with legal and regulatory provisions, its MOI, code of ethics and the rules established by the Board and any significant breaches thereof

An important aspect of risk management is the transfer of risk to third parties to protect the Group from disaster. DRDGOLD's major assets and potential business interruption and liability claims are therefore covered by the Group insurance policy, which encompasses all the operations.

Most of these policies are held through insurance companies operating in the UK, Europe and South Africa.

Evaluation

For the year under review, Risk Committee members were all satisfied with the overall functioning of the committee.

Remuneration Committee

Chairperson: JJ Nel

Other members: TJ Cumming, TVBN Mnyango, JA Holtzhausen and EA Jeneker

Purpose of the Remuneration Committee:

To assist the Board to ensure the Company remunerates Directors and Executives fairly and responsibly and the disclosure of Directors and Executive remuneration is accurate, complete and transparent.

Roles and responsibilities:

- Annually review and recommend to the Board and to shareholders the appropriate remuneration for Board and committee members for their services as Non-executive Directors, for submission to the shareholders of the Company to be approved by special resolution at each annual general meeting of the Company
- Oversee the establishment of, and recommend to the Board for approval, a remuneration policy that articulates and gives effect to the Board's direction on fair, responsible and transparent remuneration (the Remuneration Policy), including the Company's general policy for the remuneration of the Executive Directors and Group Exco members including the design, structure and targets of short- and long-term incentive plans
- Review the results of the implementation and execution of the Remuneration Policy and oversee that it achieves the desired objectives, and make recommendations to the Board regarding any changes that should be effected to the Remuneration Policy
- Within the terms of the Remuneration Policy, determine the total individual remuneration package, including bonuses, incentive payments, retention payments, share awards and any other benefits of the Executive Directors and, in consultation with the Chief Executive Officer, the members of the Group Exco and any other Executive whose total remuneration is comparable to, or higher than, that of Group Exco members
- Ensure that contractual terms on termination of the Executive Directors and Group Exco members' employment, and any payments made, are fair to the individual and the Company, that failure is not rewarded and that the duty to mitigate loss is fully recognised
- In determining such packages and arrangements, and in carrying out its duties under these terms of reference, give due regard to any relevant legal requirements, the provisions and recommendations in the King IV Report on Corporate Governance for South Africa, 2016 (King IV) and the JSE Listings Requirements
- Establish and review the share plan implementation arrangements

Key activities:

- Monitor and review (at least annually) the terms and conditions of the Executive Directors' and Group Exco members' service agreements, taking into account information from comparable companies where relevant
- Determine any grants to the Executive Directors and other Group Exco members made in terms of the Company's short- and long-term incentive plans
- Consult with the CEO and/or the CFO in formulating the Remuneration Policy and when determining specific remuneration packages
- Monitor the effectiveness of existing short- and long-term incentive plans and their performance conditions and consider recommending to the Board the adoption of new plans as appropriate
- Consider and recommend to the Board any change in the rules and allocation procedures governing the Company's incentive schemes
- Review and approve corporate goals and objectives relevant to the Executive Directors' remuneration and evaluate the Executive Directors' performance in light of those goals and objectives. The Committee shall make recommendations to the Board which shall determine the Executive Directors' levels of remuneration based upon this recommendation
- Evaluate the remuneration structure of the Executive Directors and Group Exco members and ensure that they are fairly rewarded, in the context of overall employee remuneration taking into account the Company's performance and remuneration philosophy. In addition, the Committee shall review and approve bonuses and inflationary adjustments for the Executive Directors and Group Exco members

Evaluation

For the year under review, Remuneration Committee members were all satisfied with the overall functioning of the committee.

Nominations Committee

Chairperson: TJ Cumming

Other members: JA Holtzhausen, EA Jeneker, TVBN Mnyango and KP Lebina

Purpose of the Nominations Committee: To assist the Board to ensure that it has the appropriate composition to execute its duties effectively.

Roles and responsibilities:

- Ensure the establishment of a formal process for the appointment of Directors
- Ensure that inexperienced Directors are developed through a mentorship programme
- Ensure that Directors receive regular briefings on changes in risks, laws and the appropriate contribution
- Oversee the development and implementation of continuing professional development programmes for Directors
- Consider the performance of Directors and take steps to remove Directors who do not make an appropriate contribution
- Drive an annual process to evaluate the Board, Board committees and individual Directors
- Ensure that formal succession plans for the Board, CEO and senior management appointments are developed and implemented

Evaluation

For the year under review, the Nominations Committee members were all satisfied with the overall functioning of the committee.

Social and Ethics Committee

Chairperson: EA Jeneker

Other members: AJ Davel, TVBN Mnyango and CD Flemming

Purpose of the Social and Ethics Committee: The day-to-day operational sustainability of the business, to ensure the Company conducts its business in an ethical, responsible and properly governed manner and to have oversight for reviewing and/or developing policies, governance structures and practices for sustainability.

Roles and responsibilities:

- Promote transformation within the Group and economic empowerment of previously disadvantaged communities, particularly within the areas where the Group conducts business
- Strive towards achieving equality at all levels of the Group, as required by the South African Constitution and other legislation, taking into account the demographics of the country
- Conduct business in a manner that is conducive to the attainment of internationally acceptable environmental and sustainability standards

Key activities:

- To monitor the Group's activities with regard to the 10 principles set out in the United Nations Global Compact Principles and the Organisation for Economic Co-operation and Development recommendations regarding corruption, the Employment Equity Act 55 of 1998 and the Broad-Based Black Economic Empowerment Act 53 of 2003
- Records of sponsorship, donations and charity
- The environment, health and public safety, including the impact of the Group's activities and of its products or services
- Labour and employment
- Review and recommend the Group's Code of Ethics
- Review and recommend any corporate citizenship policies
- Review significant cases of employee conflicts of interests, misconduct or fraud, or any other unethical activity by employees of the Group

Investment Committee

Chairperson: JJ Nel

Other members: TJ Cumming, JA Holtzhausen, EA Jeneker, and KP Lebina

Purpose of the Investment Committee: To assist the Board to oversee the allocation of capital and investment activities in line with the Company's strategy.

Roles and responsibilities:

- Assess capital projects and investment opportunities
- Seek to ensure that project and investment guidelines and other procedures for the allocation of capital are consistently and properly applied
- Consider and recommend to the Board potential projects, acquisitions and disposals in line with strategy
- Ensure due diligence procedures are followed
- Monitor progress throughout the project lifecycle and periodically report any findings to the Board



Repositioning of the Social and Ethics Committee

During the financial year, the Chairman presented at the Social and Ethics Committee meeting about the new requirement to have competent or appropriately qualified members to oversee sustainability related issues, ESG and climate change, including the composition of the Social and Ethics Committee. Regular updates and practices are shared as and when they become available.

Furthermore, as the whole aspect of ESG and climate change in relation to sustainability reporting is fast evolving and our aim in the upcoming financial year is to have and embed a structured approach to sustainability-related issues and applicable frameworks on our meeting agenda and management reports to ensure that we are incorporating all relevant themes and requirements.

The Board is satisfied that the Chairman of the Social and Ethics Committee has sufficient expertise and experience to oversee sustainability-related issues as he is a qualified ESG Competent Director and Climate Change Competent Director. In addition to this, the Board resolved that the other two Non-executive Directors also have the sufficient skills and expertise to serve as Board members of this committee and also serve on other Company Board committees.

Evaluation

For the financial year under review, the Social and Ethics Committee members were all satisfied with the overall functioning of the committee.



Attendance at committee meetings:

Audit Committee:

Attendance by members at the Audit Committee meetings held during FY2023

Audit Committee	17 August 2022	19 October 2022	8 February 2023	17 May 2023
JA Holtzhausen	✔	✔	✔	–
JJ Nel	✔	✔	✔	✔
KP Lebina	✔	✔	✔	✔
CD Flemming	✔	✔	–	✔

Risk Committee:

Attendance by members at the Risk Committee meetings held during FY2023

Risk Committee	17 August 2022	19 October 2022	8 February 2023	17 May 2023
DJ Pretorius	✔	✔	✔	✔
JJ Nel	✔	✔	✔	✔
KP Lebina	✔	✔	✔	✔
TJ Cumming	✔	✔	✔	✔
CD Flemming	✔	✔	✔	✔

Remuneration Committee:

Attendance by members at the Remuneration Committee meetings held during FY2023

Remuneration Committee	17 August 2022	19 October 2022	8 February 2023	17 May 2023
JA Holtzhausen	✔	✔	✔	–
EA Jeneker	✔	✔	✔	✔
TVBN Mnyango	✔	✔	✔	✔
JJ Nel	✔	✔	✔	✔
TJ Cumming	✔	✔	✔	✔

Nominations Committee:

Attendance by members at the Nominations Committee meetings held during FY2023

Nomination Committee	17 August 2022	19 October 2022	8 February 2023	17 May 2023
TVBN Mnyango	✔	✔	✔	✔
EA Jeneker	✔	✔	✔	✔
KP Lebina	✔	✔	✔	✔
TJ Cumming	✔	✔	✔	✔
JA Holtzhausen	✔	✔	✔	✔

Social and Ethics Committee:

Attendance by members at the Social and Ethics Committee meetings held during FY2023

Director	17 August 2022	19 October 2022	8 February 2023	18 May 2023
AJ Davel	✔	✔	✔	✔
EA Jeneker	✔	✔	✔	✔
TVBN Mnyango	✔	✔	✔	✔
CD Flemming	✔	✔	–	✔

Investment Committee:

Attendance by members at the Investment Committee meetings held during FY2023

Director	6 October 2022
JJ Nel	✔
EA Jeneker	✔
KP Lebina	✔
TJ Cumming	✔
JA Holtzhausen	✔



REMUNERATION REPORT

REMUNERATION COMMITTEE CHAIRMAN'S LETTER

It is with pleasure that I present DRDGOLD's annual remuneration report for FY2023 on behalf of the Remuneration Committee and the Board.

This report contains two sections. Part A focuses on remuneration governance and policy while Part B focuses on the remuneration of Executive Directors, Prescribed Officers, Senior Management, and fees paid to Non-executive Directors.

The Company's Remuneration Policy is designed to align the interests of management with that of the Company's stakeholders by pulling performance toward a singular shared purpose, qualified by measured deliverables serving the broader stakeholder body, continued to drive positive outcomes and delivery on strategy.

The Company met most of its performance metrics during the year under review, testimony to the value of aligning the remuneration strategy with both individual and Company performance.

During the year under review:

- The Remuneration Policy and Implementation Report were tabled for non-binding advisory votes and the Directors' fees were tabled as a special resolution at the Annual General Meeting (AGM) held on 29 November 2022 and approved. The results were as follows:
    - Endorsement of the Remuneration Policy: Votes in favour – 98.98%
    - Endorsement of the Implementation Report: Votes in favour – 99.1%
    - Approval of Non-executive Directors' remuneration: Votes in favour – 94.0%
- The Remuneration Committee after various consultations with the assistance of independent consultants, Bowmans, approved the adoption of a Single Incentive Policy which incorporates a deferred share plan. The rules of the policy replace the current short-term and long-term incentive scheme.The eligibility criteria are aligned with the strategic objectives of the Company and the policy aims to ensure that the Company attracts, retains, and motivates qualified and capable eligible employees to achieve its objectives. The policy is subject to shareholder approval at the 2023 AGM and will take effect from 1 July 2024.
- The Remuneration Committee notes increased recommendations of the disclosure of pay parity ratios to enhance transparency and assess the fairness of our remuneration policy and its ability to address inequalities, particularly on gender and race. The Committee also acknowledges the contents of the revised Companies Amendment Bill which seeks to achieve transparent disclosure of remuneration gaps of executives and workers through the disclosure of specified pay parity ratios

We engaged the services of Deloitte to assist us in compiling the pay parity ratios in terms of the newly issued JSE Sustainability Disclosure Guide. Results from this process are currently being reviewed and will be tabled and considered at the upcoming Remuneration Committee meetings.

The Committee continues to proactively review and monitor remuneration practices within the Company as well as guidelines, regulation and legislation affecting disclosure to ensure fair and responsible remuneration and transparent disclosure.

Lastly, I would like to confirm that your Remuneration Committee acknowledges the value that is added to the business through the application of fair remuneration strategies and remains absolutely committed to upholding good corporate governance and remuneration best practice, in line with the guidelines provided by the King Committee on Corporate Governance.

Jean Nel / Remuneration Committee Chairman

30 October 2023



PART A – REMUNERATION GOVERNANCE AND POLICY

Remuneration governance

The Remuneration Committee consists of majority independent non-executive Directors and oversees DRDGOLD's Remuneration Policy, the implementation thereof and ensuring remuneration best practice within the Group. The CEO and CFO are standing invitees to the meetings. They have no vote at the meetings and are not present when their remuneration or performance is discussed. There were no deviations from the Remuneration Policy during the financial year.

The Remuneration Committee held four meetings during the financial year ended 30 June 2023 with attendance as follows:

Committee members	Meetings attended
JJ Nel(Chairman)	4/4
TVBN Mnyango	4/4
EA Jeneker	4/4
JA Holtzhausen	3/4
TJ Cumming	4/4

REMUNERATION POLICY

Our Remuneration Policy is aligned with our strategy

DRDGOLD is committed to maintaining a Remuneration Policy that is aligned to the Company's business strategy and performance objectives to create opportunities for employees to develop their careers resulting in rewards aligned with the attraction and retention of human capital and value creation. Our Remuneration Policy and practices are aligned with stakeholder interests. The Remuneration Committee is satisfied that the policy has achieved its objectives.



The core principles of our policy are as follows:

Fair and responsible compensation	DRDGOLD is committed to non-discriminatory employment practices. Remuneration is therefore fairly and equitably distributed within occupational levels and should there be any discrepancies in occupational job levels, these are justified according to the level of responsibility, the complexity of the position, length of service and qualifications.
Promote an ethical culture within the Group and responsible corporate citizenship	It is important that our policy complements our Group's core values whilst supporting the achievement of our performance objectives. Employees are not remunerated solely on a set of rigid financial performance objectives but rather they are developed in their trades and professions and evaluated based on their commitment to ethical values, and ultimately, for creating a sustainable business.
Attract and retain competent employees	In an increasingly competitive labour market, it is important to motivate individual and team performance to create a high-performance culture. This will ensure that the Company's safety standards are maintained and value is created for the business and our stakeholders, to manage the total cost of employment as well as to achieve the most effective returns for the Company's investment in its people.
Competitive reward strategy	The Company's reward strategy will include guaranteed pay, variable pay, performance-based rewards, learning and development and the creation of a high-performance culture and a safe working environment.
A healthy and safe environment	Our Company has developed various internal procedures guided by legislation to prevent injuries and fatalities. This cannot be achieved without the commitment of employees to adhere to these various safety protocols. Our remuneration strategy should therefore facilitate an environment where all employees feel safe.

KEY ELEMENTS OF THE REMUNERATION POLICY

There are three main elements that make up DRDGOLD's reward approach:

Reward element 1 – Guaranteed pay

Objective and operation

The guaranteed package is determined by the need to attract and retain the skills and competencies required in the organisation. Job grades, reflecting the level of responsibility and conceptual complexity of job roles, are established through the application of the Paterson methodology, which is used throughout the South African mining sector. To apply this, benchmarking is conducted to compare the fairness and market competitiveness of guaranteed packages at the different job levels.

This is done annually for employees graded 18 "Paterson DL" and above. All other employees are remunerated based on a negotiated and approved wage agreement. Benchmarking is based on South African national and mining industry companies. We believe these organisations are our competitors for sought-after skills, and therefore deemed to be a reasonable, relevant and defensible selection from which key skills could be gained or to whom key skills could be lost. DRDGOLD makes use of the Remchannel (Pty) Ltd channel to perform all benchmarking.

Within a range applicable to the job level, individual remuneration is decided with reference to compensable factors, which are neither arbitrary nor discriminatory in terms of the Employment Equity Regulations and the Employment Equity Act.

Performance measures

On a bi-annual basis, individuals agree on their performance objectives for the period and the KPIs which will be used to measure their performance against these objectives. An individual's attributes are weighted and development plans agreed. Evaluation takes place bi-annually on a rating scale of 0 to 5.

Reward element 2 – Short-term Incentives

Objective and operation

The intent of the STI scheme remains to reward excellence and to incentivise behaviours and outcomes that drive the Company's broader sustainability goals, production and financial targets and which serve the interest of shareholders. The scheme is dynamic and is constantly being scrutinised by the Remuneration Committee and the Board.

We have adopted a pool-based incentive scheme, based on modified free cash flow, which drives a strong culture of teamwork with all participants, who thus work towards a single goal of maximising free cash flow, which is an easy measure to understand. A consistent increase in free cash flow should translate into an increasing share price and dividends, thereby aligning participant and shareholder interests.

Participants are the executives, prescribed officers, senior management graded 19 and above "Paterson DU," and corporate employees who do not participate in the operations' profit share schemes. All other employees in the Group graded "Paterson DL" and below participate in a profit share scheme aligned to the performance of the respective operations.

Performance measures

The STI is funded out of a pool created from the free cash flow (FCF) generated by DRDGOLD in the financial year:

- Free cash flow is defined as cash generated from operations, less capital expenditure (Capex), and tax. In the budgeting process, if the Group believes that any Capex, Investment or other items should be excluded or amortised or treated in any different way for determining FCF at the end of the year, they may make representations to the Remuneration Committee on the treatment of such item/s for the purposes of calculating FCF for the STI Pool. The Remuneration Committee has absolute discretion in approving the treatment of such items
- An STI Pool of up to 15% of FCF is created
- The STI Pool is modified as per the production modifier and individual performance moderator tables in this section

Modifiers of the incentive pool

To drive strategic initiatives, the short-term incentive pool is modified by up to 20% for isolated non-achievements of targets and up to 50% for systemic or repetitive non-compliance. The modifiers are approved by the Remuneration Committee. These strategic initiatives and their measures are assessed at the beginning of each financial year to ensure that current strategies are driven in that year.

The strategic modifiers and their weightings are communicated to participants at the beginning of each financial year to ensure understanding and compliance.

The Group performance measures set out by the Remuneration Committee and the weightings for FY2023 are as follows:

Strategic initiatives modifiers

- Environmental: **4%**
- Safety: **4%**
- Social development: **4%**
- Labour development: **4%**
- Transformation: **4%**

Fatality modifier

- Up to 25% per fatality, depending on the degree of culpability of the Company, as assessed by the Remuneration Committee
- If the fatality is as a result of a breakdown in or disregard for a safety culture, the STI Pool can be modified by up to 100% at the Remuneration Committee's discretion

Production modifier

The calculated STI Pool may be modified, upwards or downwards, based upon gold (kg) produced measured against budget, as follows:

STI Pool production modifier

Gold (kg) produced: % of budget	STI Pool adjustment: %
< 93	-10
93 to < 97	-5
97 to < 103	–
103 to < 107	+5
≥ 107	+10

Distribution of the incentive pool

The STI Pool, after any moderation, will be distributed as follows:

- 90% formulaically, pro-rata to each individual's "% of STI Pool", as determined below and possibly moderated for individual performance as follows:

Individual performance moderator

Individual performance rating	Modifier %
< 2	-100
2 to < 2.25	-80
2.25 to < 2.5	-60
2.5 to < 2.75	-40
2.75 to < 3	-20
≥ 3	–

- 10% on a discretionary basis
- Each participant's "% of STI Pool" will be determined, taking *inter alia* the following factors into account:

  A. All-inclusive package of the individual for the financial year

  B. Market-related STI data applicable to the category

  C. The level of accountability and responsibility of the role of the individual

Because there is likely to be a portion of the 90% formulaic pool distribution unallocated, due to some individuals with performance ratings of less than 3, this unallocated portion plus the 10% discretionary pool will be allocated by the Exco after recommendations from line management. The Remuneration Committee will approve any allocations from the 10% discretionary pool to Exco members.

Individual allocations under the 90% formulaic allocation are capped as follows:

- Category 18 "Paterson DL" – 50% of the individual's all-inclusive package for the year
- Category 19 "Paterson DU" and above – 100% of the individual's all-inclusive package for the year

To be able to reward exceptional individual performance appropriately, the formulaic plus discretionary allocations may exceed this amount, but these instances, if any, would be subject to the Exco's and ultimately the Remuneration Committee's approval.

Further considerations for the CEO and CFO

For the CEO and CFO (executive directors) the formulaically calculated STI amounts will be reviewed by the Remuneration Committee, which has absolute discretion to further modify the STI amounts, upwards or downwards:

- If compelling, exceptional and objective circumstances warrant such application of discretion
- To ensure that the STI amounts awarded are balanced and equitable

Executive directors' STI amounts may be settled in a combination of cash and DRDGOLD shares (deferred bonus shares), with the Remuneration Committee having discretion to make up to 40% of the award in deferred bonus shares. No bonus shares have been issued to settle in the STI in the current or prior year.

Deferred bonus shares will vest/be released to the executive directors as follows:

- 50% after nine months
- 50% after 18 months
- The following provisions apply to the deferred bonus shares:

  A. The executive director needs to be in active service and not under notice of resignation on the vesting dates to be eligible to receive the deferred bonus shares and any dividends accrued thereon

  B. The deferred bonus shares carry voting and dividend rights, however, the dividends will accrue and will only be paid out upon the vesting/release of the shares to which the dividends relate

Termination rules

The following describes participation rules in the event of terminations:

- **Death** – Estate benefits on a pro-rata basis
- **Normal retirement at age 65/permanent disability, early retirement after age 55, retrenchment (including voluntary retrenchment)** – Pro-rata basis
- **Dismissal** – Forfeiture
- **Resignation** – Need to be in active service and not under resignation at payment date to be eligible to receive payment

Reward element 3 – Long-term incentive scheme

Objectives and operation

Executive directors, prescribed officers and senior management graded 19 and above "Paterson DU," participate in the long-term incentive (LTI) scheme. LTIs are designed to retain key staff and allow for an opportunity to earn rewards determined with reference to the share price performance of the Group. It is indirectly the shareholders' reward of key executive directors, prescribed officers and senior management staff through the value that the market places on DRDGOLD's shares.

On 2 December 2019, a revised LTI scheme was implemented and approved by shareholders. It is designed to follow contemporary trends in executive remuneration and the rules of good governance. Its terms were decided following a benchmarking exercise by PwC and after further consultation with 21st Century, a remuneration and reward consulting firm.

Participants in the scheme are incentivised by way of DRDGOLD equity in the form of full-value Conditional Shares.

Annual awards of Conditional Shares are made in two forms:

- 80% of the award will be in Performance Shares
- 20% of the award will be in Retention Shares

The target award value will be referenced to a market-related quantity of shares per level, and will be adjusted based upon individual performance as follows:

Individual rating	% of target value awarded
< 2.75	–
2.75 to < 3.00	50
3.0 to < 3.75	100
3.75 to < 4.5	133.33
4.5 to < 5.0	166.67
5.0	200

An allocation of 5 860 760 Conditional Shares was awarded to all qualifying employees on 2 December 2019, 50% of which vested on 2 December 2021 and the remaining 50% vested on 2 December 2022. 1 979 860 Conditional Shares were awarded to all qualifying employees on 22 October 2020, 3 508 232 were awarded to all qualifying employees on 19 October 2021 and 4 922 751 were awarded to all qualifying employees on 19 October 2022.

An allocation of 2 955 805 Conditional Shares was awarded to all qualifying employees on 25 October 2023.

Performance measures

The Conditional Shares will vest three years after the award date. The scheme makes provision for 50% of the awards granted on 2 December 2019 to vest in calendar year 2021 (being two years after the award date) and the remaining 50% of the outgoing scheme to vest in calendar year 2022 (being three years after the award date) to ensure uninterrupted annual vesting and retention of skills.

Performance Shares (80%) will vest subject to service and performance conditions as follows:

DRDGOLD's total shareholder return (TSR) over the three-year vesting period exceeding DRDGOLD's weighted average cost of capital – if achieved, 40% of the Conditional Shares awarded will vest.

DRDGOLD's TSR over the three-year vesting period compared to a comparator peer group, as follows:

Percentile of peers	% of Conditional Shares vesting
< 25th percentile	–
25th to < 50th percentile	10
50th to < 75th percentile	30
≥ 75th percentile	40

Retention Shares (20%) will vest subject to:

- Attaining a threshold individual performance rating over the three-year vesting period
- The participant being in active service and not under notice of resignation at the settlement date

Termination rules

The following describes participation rules in the event of terminations:

- **Death** – The Remuneration Committee has discretion to allow vesting to the estate of the deceased that would vest in the 12 months following the date of death
- **Normal retirement at age 65/permanent disability/early retirement after age 55 and retrenchment (including voluntary retrenchment)** – The Remuneration Committee has discretion to allow vesting of the awards that would vest in the 12 months following the last day of service
- **Dismissal** – Forfeiture of all unvested awards
- **Resignation** – Vesting of awards is subject to the participant being in active service and not under notice of resignation at settlement date
- **Disciplinary actions** – Vesting suspended pending outcome of any disciplinary action. If dismissal, then forfeiture of all unvested awards. If not dismissed, vesting occurs in accordance with the rules and participation continues

GOVERNANCE AND ADMINISTRATION OF REWARD ELEMENTS

The Remuneration Committee has the authority to amend, in part or in its entirety, or withdraw the STI and LTI schemes, at any time and will review the incentive schemes each year to ensure that the correct strategies of DRDGOLD are being driven by the incentive scheme subject to shareholder approval.

STI payments made after DRDGOLD's provisional results have been signed off by the external auditors.

To remain aligned with the latest developments in remuneration policy and to stay current with the demands of governance as well as remain competitive within the industry, the Remuneration Committee conducted a review of the current short-term and long-term incentive schemes, with the assistance of external independent advisors. The outcome of the review informed the introduction of a new simplified, Single Incentive Plan incorporating a deferred share plan, intended to replace the existing scheme in 2024. The new plan is subject to shareholder approval at the 2023 AGM.

THE NEW SIMPLIFIED, SINGLE INCENTIVE PLAN

- The Single Incentive Plan recognises the difficulties in setting stretching but realistic performance targets in a volatile economic environment. Its aim is to move beyond measurement criteria, which is focused chiefly on inflexible financial performance and give balanced weightings to financial and non-financial measures to ensure executives and senior management are held to appropriate pay-for-performance standards without being penalised unduly for factors outside their control.
- The Remuneration Committee has approved and recommended for approval by the Board, the principles of the Single Incentive Plan which consists of a Single Incentive Policy (**Policy**) and a Deferred Share Plan (**DSP**)

FEATURES OF THE DRDGOLD LIMITED SINGLE INCENTIVE POLICY[1]

Single incentive plan

Components and determination:	**Single Incentive = Free Cash Flow Portion + Scorecard Portion** whereby: **Free Cash Flow Portion** = free cash flow for the relevant financial year x 10% x personal share*. **Scorecard Portion** = cost-to-company x scorecard on-target percentage x performance multiplier. * *The personal share of the Free Cash Flow pool is capped at 50% of cost to Company.Personal share determined jointly by the Chief Executive Officer and the Chief Financial Officer and approved by the Remuneration Committee.*	
Participants	Full time employees from category 19 to 26 excluding non-executive directors.	
Pay-out form	Cash payment (short-term component) **Cash payment** = Single Incentive x 67%	DRDGOLD Shares (long-term component) **Deferred DRDGOLD shares** = Single Incentive x 33% + any approved retention award
Pay-out period	Settled annually for all employees	Vesting over five years at 20% per annum for Category 25 and 26 (F-band) and over three years at 33% per year for Category 19 to 24 (E and D band) participants, without further performance conditions and subject to

[1] *The salient features features of the new single incentive plan incorporating the deferred share plan is included as Annexure 5 in the notice of the annual general meeting which can be found on the company's website: https://www.drdgold.com/investors/reports-and-results#ars2023*

Scorecard on-target percentages and weightings

			Performance multiplier weighting		
Strategic level	**Typical title**	**Scorecard on-target percentage**	**Company**	**Business unit***	**Personal**
Top management, strategic intent	CEO	90%	90%	0%	10%
	CFO	75%	90%	0%	10%
General management, strategic execution	Prescribed Officers	60%	90%	0%	10%

Group scorecard

Area	Measure	Weight	Threshold 0%	Target 100%	Stretch 200%	Measures
Shareholders (20%)	Relative total shareholder return	10%	Median	Halfway between median / UQ	Upper quartile	Relative to comparators
	Return on equity	10%	Cost of equity	Cost of equity plus 3%	Cost of equity plus 6%	Return higher than Cost of equity
Financial (30%)	Cash operating cost (R/tonne)	10%	115% Budget x	110% Budget x	Budget	Based on the actual achievement vs budget, noting that budget is already a stretch target since it is based on "nameplate" capacity without de-risking for probable downtime.
	Cash operating cost (R/kg)	10%				
	All-in sustaining cost (R per kg)	10%				
Operations (30%)	Production (kgs)	15%	85% Budget x	90% Budget x	Budget	Based on the achievement vs budget, noting that budget is already a stretch target since it is based on "nameplate" capacity without de-risking for probable downtime.
	Throughput (tonnes)	15%				
Current scorecard modifier evaluation (ESG factors) (20%)	Environmental	4%	Amber Score (2)	Green Score (3)	Blue Score (5)	Based on current scorecard modifier evaluation, a portfolio of evidence compiled.
	Health and safety	4%				
	Local economic development	4%				
	Human resources development	4%				
	Transformation	4%				

Performance will be assessed based on the following:

- For "threshold performance" , 0% will be scored for that performance area
- For "on-target performance" , 100% will be scored for that performance area
- For "stretch" , 200% will be scored for that performance area
- Linear vesting will be applied between threshold, on-target and stretch

JSE SUSTAINABILITY DISCLOSURE GUIDE

The JSE released its sustainability disclosure guidelines in June 2022. The guidelines recommend the following pay equality disclosures as part of social disclosure metrics:

- Ratio of CEO's total annual remuneration to the median, lower quartile and upper quartile of the total annual remuneration of all employees (excluding the CEO)
- Ratio of the average annual remuneration of the top 10% of the organisation's top earners, and the average annual remuneration for the bottom 10% of the lowest earners in the organisation
- Ratio of the total annual remuneration of women to men, and by race group, for each employee category, be "significant locations of operation" (as defined by the organisation)

DRDGOLD has engaged Deloitte to assist with the computation of these ratios in line with the JSE Sustainability Disclosure Guide and best practice guidance for consideration by the Remuneration Committee and disclosure in future reports. The Board is satisfied that Deloitte are independent and objective service providers.

REMUNERATION CONSULTANTS

The Remuneration Committee engages independent consultants to assist in fulfilling its remuneration mandates.

During the FY2023, the committee engaged Remchannel (Pty) Ltd (Old Mutual) to perform a benchmarking exercise on the remuneration of all jobs graded "Category 18" and above "Paterson DL". The Board is satisfied that Remchannel (Pty) Ltd are independent and objective service providers.

The Committee also engaged Bowmans to assist in drafting the design of the new single incentive plan incorporating a deferred share plan. The Board is satisfied that Bowmans are independent and objective service providers.



NON-EXECUTIVE DIRECTORS' REMUNERATION POLICY

The objective of the non-executive Directors' remuneration policy is to compensate them fairly for their roles in steering the Group toward the achievement of its strategic objectives and applying good corporate governance principles.

Their remuneration is based on the following principles:

- They do not participate in the STI or LTI schemes as participation could be seen to compromise their independence and the impartiality of their oversight role
- Fees are benchmarked against South African national and mining industry companies and non-South African industry companies to ensure that they remain competitive. In addition, the complexity, scale and locality of the Group's operations and the governance environment in which it functions are taken into account in order to ensure that candidates of the required experience and skill are sourced and retained for service on the Board
- Receive fixed retainers made up of a base fee and committee fee as outlined in clause 30 of the MOI as well as section 66(8) and (9) of the Companies Act
- Reimbursed for travel expenses on official business where necessary, as well as other direct business-related expenses
- Fees are reviewed annually
- The last increase proposed and approved was at the AGM on 29 November 2022. The next increase of 6% will be proposed for approval at the AGM on 29 November 2023.



The following changes to the fee structure were approved at the AGM on 29 November 2022:

Non-executive Directors' fees for FY2023:

	Non-executive Director's role
Chairperson of the Board [1]	1 575 000
Lead independent director [1]	892 500
Board member	451 500
Audit Committee Chairperson [2]	189 000
Other Committees' Chairperson [2,3]	147 000
Audit Committee member	126 000
Risk Committee and Remuneration Committee member	105 000
Nominations Committee and Social and Ethics Committee member	94 500
Ad hoc work rates	
Investment Committee Chair - ad hoc fee per meeting	37 000
Investment Committee member - ad hoc fee per meeting	25 000
Ad hoc fee applicable for additional special meetings[4]	25 000

[1] *The Fee per annum for the Chairman of the Board and the LID are all-inclusive fees i.e., they will not receive committee membership fees.*

[2] *The per annum fee for chairperson of a committee is inclusive of both as a chairperson of the committee and as a member of the committee.*

[3] *The per annum fee for the chairperson of all committees except the Audit Committee.*

[4] *It was agreed that ad hoc fees for additional work by a Non-executive Director would only be payable in out of the ordinary circumstances.*

An increase of 6% will be proposed for FY2024 for approval at the upcoming AGM on

Proposed fees per annum fees for FY2024:

Non-executive Director's role	Annual retainer Rand fee 2024
Chairperson of the Board	1 669 500
Lead independent director	946 050
Board member	478 590
Audit Committee Chairperson	200 340
Other Committees' Chairperson	155 820
Audit Committee member	133 560
Risk Committee and Remuneration Committee member	111 300
Nominations Committee and Social and Ethics Committee member	100 170
Ad hoc work rates	**Rand fee 2024**
Investment Committee Chair - ad hoc fee per meeting	39 220
Investment Committee member - ad hoc fee per meeting	26 500
Ad hoc fee applicable for additional special meetings	26 500

NON-BINDING ADVISORY VOTES ON THE REMUNERATION POLICY

DRDGOLD welcomes feedback from shareholders - the remuneration policy and implementation report will be tabled for separate non-binding advisory votes by shareholders at the upcoming AGM, as recommended by King IV and the JSE Limited Listings Requirements. In the event that either or both are voted against by 25% or more of the voting rights entitled to be exercised by shareholders at the AGM, we would seek to engage with shareholders and would invite shareholders to forward their reasons or concerns in writing. DRDGOLD will then arrange for further engagement in this regard.

The remuneration policy and implementation report were tabled for non-binding advisory votes and the non-executive Directors fees were tabled as a special resolution at the AGM held on 29 November 2022. Shareholder voting results were as follows:

- Endorsement of the remuneration policy: Votes in favour – 98.98%
- Endorsement of the implementation report: Votes in favour – 99.1%
- Approval of Non-executive Directors' remuneration: Votes in favour – 94.0%

PART B: IMPLEMENTATION REPORT OF REMUNERATION POLICY FOR FY2023

Total guaranteed pay outcomes

Executive Directors and Prescribed Officers

	Movement[1] %	2023 R'000	2022 R'000
CEO[2]	7.5	**7 827**	7 272
CFO[2]	7.5	**4 837**	4 494
COO[2]	7.5	**4 837**	4 494
Company Secretary	5.0	**1 459**	1 389

[1] Percentage movement is impacted by rounding to the nearest R'000.

[2] The date of the annual review of remuneration for the CEO, CFO and COO has changed from 1 July to 1 January in 2023, to be in line with the annual review date for all employees on the senior payroll. As a result, the Remuneration Committee has decided that the CEO, CFO and COO will all receive an adjustment of 2.5% to their all-inclusive remuneration packages with effect from January 2023, in compensation for the change in their review date in FY2023.

Average salary increases

	2023 %	2022 %
CEO (January each year)	**7.5**	5.0
CFO and COO (January each year)	**7.5**	15.0
Company Secretary (January each year)	**5.0**	5.0
Senior management (January each year)	**5.0**	5.0
Unionised and non-unionised (July each year) – Ergo		
Category 4-5	**9.5**	7.0
Category 6-9	**8.0**	6.0
Category 10-16	**6.5**	5.5
Unionised and non-unionised (July each year) – FWGR		
Category 4-8	**8.0**	8.0
Category 5-16	**6.0**	6.0
Consumer Price Index[1]	**7.3**	5.5

[1] Annual average consumer price index for financial year 2023 and 2022 respectively.

Description of total single figure remuneration by executive director


CEO remuneration based on total single figure remuneration 2023
Maximum
Minimum
Actual earnings
0.00
10.00
20.00
Total guaranteed remuneration
STI
LTI


CEO remuneration based on total single figure remuneration 2022
Maximum
Minimum
Actual earnings
0.00
10.00
20.00
Total guaranteed remuneration
STI
LTI


CFO remuneration based on total single figure remuneration 2023
Maximum
Minimum
Actual earnings
0.00
10.00
20.00
Total guaranteed remuneration
STI
LTI


CFO remuneration based on total single figure remuneration 2022
Maximum
Minimum
Actual earnings
0.00
10.00
20.00
Total guaranteed remuneration
STI
LTI

[1] In FY2022, equity settled LTI vesting 2 December 2022 is reflected at fair value of R14.93. In FY2023, equity settled LTI vesting 22 October 2023 is reflected at fair value of R9.91.

TOTAL REMUNERATION

Directors' and prescribed officers' remuneration

The tables below illustrate the total single figure of remuneration and the total cash equivalent received reconciliation in R'000 for Directors and executive management. Executive management includes the Executive Directors and Prescribed Officers, who are also referred to as the executive committee (Exco) of the Group.

Total single figure remuneration

	2023					2022				
	Remuneration earned during the period but not yet settled					Remuneration earned during the period but not yet settled				
Name	Total guaranteed remuneration[1]	STI related to this cycle	Discretionary STI related to this cycle	Unvested equity settled LTI[2]	Total single figure remuneration	Total guaranteed remuneration	STI related to this cycle	Discretionary STI related to this cycle	Unvested equity settled LTI[3]	Total single figure remuneration
Executive Directors										
DJ Pretorius	8 167	7 732	1 317	3 295	20 511	7 647	7 273	—	5 069	19 989
AJ Davel	5 072	4 778	814	1 595	12 259	4 708	4 460	—	2 453	11 621
Prescribed Officers										
WJ Schoeman	4 815	4 778	814	1 595	12 002	4 464	4 460	—	2 453	11 377
E Beukes	1 511	—	—	235	1 747	1 432	1 274	—	362	3 068
	19 565	17 288	2 945	6 720	46 518	18 251	17 467	—	10 337	46 055
Non-executive Directors										
GC Campbell[4]	—	—	—	—	—	659	—	—	—	659
EA Jeneker	925	—	—	—	925	884	—	—	—	884
JA Holtzhausen	823	—	—	—	823	808	—	—	—	808
TVBN Mnyango	773	—	—	—	773	772	—	—	—	772
JJ Nel	860	—	—	—	860	844	—	—	—	844
KP Lebina	849	—	—	—	849	817	—	—	—	817
TJ Cumming	1 633	—	—	—	1 633	1 267	—	—	—	1 267
CD Flemming	806	—	—	—	806	778	—	—	—	778
	6 669	—	—	—	6 669	6 829	—	—	—	6 829
Grand total	26 235	17 288	2 945	6 720	53 187	25 080	17 467	—	10 337	52 884

[1] *Includes contributions made by the Company to the Sanlam Group Life plan and medical contributions.*

[2] *For FY2023, unvested equity settled LTI refers to the 22 October 2020 awards expected to vest on 22 October 2023. This is reflected at fair value of R9.91 per share.*

[3] *For FY2022, unvested equity settled LTI refers to the 2 December 2019 awards which vested on 2 December 2022. This is reflected at fair value of R9.48 per share.*

[4] *Resigned from the Board effective 1 December 2021.*

Total cash equivalent received reconciliation

Name	2023								2022							
		Remuneration earned during the period but not yet settled		Equity long-term incentives settled during the period						Remuneration earned during the period but not yet settled		Long-term Incentives paid during the period				
Name	Total single figure remuneration	STIs earned during the period but not yet paid	Unvested equity settled LTI	STIs related to previous cycle paid during the period	Grant date fair value @ R4.39	Market movemen t since grant date	Vesting fair value @ R11.44	Total cash equivalent received reconciliation	Total single figure remuneration	STIs earned during the period but not yet paid	Unvested equity settled LTI	STIs related to previous cycle paid during the period	Grant date fair value @ R4.55	Market movement since grant date	Vesting fair value @ R14.02	Total cash equivalent received reconciliation
Executive Directors																
DJ Pretorius	20 511	(9 049)	(3 295)	7 273	2 433	3 682	6 114	14 289	19 989	(7 273)	(5 069)	8 659	2 433	5 063	7 495	23 802
AJ Davel	12 259	(5 592)	(1 595)	4 460	1 177	1 782	2 959	8 036	11 621	(4 460)	(2 453)	4 864	1 177	2 451	3 628	13 200
Prescribed Officers																
WJ Schoeman	12 002	(5 592)	(1 595)	4 460	1 177	1 782	2 959	7 779	11 377	(4 460)	(2 453)	4 864	1 177	2 451	3 628	12 956
E Beukes	1 747	—	(235)	1 274	173	264	437	1 949	3 067	(1 274)	(362)	1 292	173	362	535	3 258
	46 518	(20 233)	(6 720)	17 467	4 960	7 509	12 470	32 052	46 054	(17 467)	(10 337)	19 679	4 960	10 327	15 286	53 216
Non-executive Directors																
GC Campbell[1]	—		—	—	—	—	—	—	659		—	—				659
EA Jeneker	925	—	—	—	—	—	—	925	884	—	—	—	—	—	—	884
JA Holtzhausen	823	—	—	—	—	—	—	823	808	—	—	—	—	—	—	808
TVBN Mnyango	773	—	—	—	—	—	—	773	772	—	—	—	—	—	—	772
JJ Nel	860	—	—	—	—	—	—	860	844	—	—	—	—	—	—	844
KP Lebina	849	—	—	—	—	—	—	849	817	—	—	—	—	—	—	817
TJ Cumming	1 633	—	—	—	—	—	—	1 633	1 267	—	—	—	—	—	—	1 267
CD Flemming	806	—	—	—	—	—	—	806	778	—	—	—	—	—	—	778
	6 669	—	—	—	—	—	—	6 669	6 829	—	—	—	—	—	—	6 829
Grand total	53 187	(20 233)	(6 720)	17 467	4 960	7 509	12 470	38 722	52 883	(17 467)	(10 337)	19 679	4 960	10 327	15 286	60 045

DRDGOLD new equity settled share scheme

Name	Opening balance	Granted number	Vested number settled	Fair value of vested awards settled (R'000) [1]	Closing balance	Grant date fair value of unvested awards as at 30 June 2023 (R'000) [2]	Fair value of unvested awards as at 30 June 2023 (R'000) [2]
				2023			
Executive Directors							
DJ Pretorius	1 417 143	799 595	(534 660)	6 114	1 682 078	13 497	25 960
AJ Davel	712 476	425 680	(258 761)	2 959	879 395	7 056	13 572
	2 129 619	1 225 275	(793 421)	9 074	2 561 473	20 553	39 532
Prescribed Officers							
WJ Schoeman	712 476	425 680	(258 761)	2 959	879 395	7 056	13 572
E Beukes	101 200	57 100	(38 181)	437	120 119	964	1 854
	813 676	482 780	(296 942)	3 396	999 514	8 020	15 426
Total	2 943 295	1 708 055	(1 090 363)	12 470	3 560 987	28 573	54 958

[1] *Conditional shares vested on 2 December 2022. The average fair value of the conditional shares settled was R11.44 each.*

[2] *The average fair value per share at grant date is R8.02. The average fair value per share at 30 June 2023 is R15.43 per share. Fair value as at year end was determined using the Monte Carlo model, based on share price of R19.92 at 30 June 2023, risk-free rate of between 8.4% and 8.5%, dividend yield of between 1.3% and 1.6%, and volatility of between 42.5% and 43.9%.*

Name	Opening balance	Granted number	Vested number settled	Fair value of vested awards settled (R'000) [1]	Closing balance	Grant date fair value of unvested awards at 30 June 2023 (R'000) [2]	Fair value of unvested awards as at 30 June 2022 (R'000) [2]
				2022			
Executive Directors							
DJ Pretorius	1 401 818	549 986	(534 661)	7 496	1 417 143	11 139	8 064
AJ Davel	678 441	292 796	(258 761)	3 628	712 476	5 600	4 054
	2 080 259	842 782	(793 422)	11 124	2 129 619	16 739	12 118
Prescribed Officers							
WJ Schoeman	678 441	292 796	(258 761)	3 628	712 476	5 600	4 054
E Beukes	100 106	39 275	(38 181)	535	101 200	795	576
	778 547	332 071	(296 942)	4 163	813 676	6 395	4 630
Total	2 858 806	1 174 853	(1 090 364)	15 287	2 943 295	23 134	16 748

[1] *Conditional shares vested on 2 December 2021. The average fair value of the conditional shares settled was R14.02 each.*

[2] *The average fair value per share at grant date is R7.86. The average fair value per share at 30 June 2022 is R5.69 per share. Fair value as at year end was determined using the Monte Carlo model, based on share price of R9.88 at 30 June 2022, risk-free rate of between 5.5% and 7.4%, dividend yield of between 4.0% and 9.6%, and volatility of between 42.3% and 60.6%.*

The performance of the CEO and CFO was measured as follows:

SHORT-TERM GOALS

Key performance indicator	Description	FY2023	FY2022
Net free cash flow	Free cash inflow of R469.1 million in FY2023 compared to free cash inflow of R871.6 million in FY2022	**Achieved**	Achieved
Production	Gold production was lower at 5 282kg compared to 5 720kg of gold produced in FY2022	**Achieved**	Achieved
Costs	Cash operating costs increased 16% from R600 875/kg to R697 382/kg All-in sustaining costs per kilogram increased 15% from R721 684/kg to R827 148/kg	**Achieved**	Achieved
Share price	Outperformed the index of gold stocks in FY2023, underperformed in FY2022	**Achieved**	Not Achieved
Internal controls over financial reporting	No material non-compliance	**Achieved**	Achieved
Safety	No fatalities in FY2023 and FY2022	**Achieved**	Achieved

LONG-TERM GOALS

Key performance indicator	Description	FY2023	FY2022
Resource optimisation	Addition of Ergo's Daggafontein TSF as a Mineral Reserve and extension of the LoM	**Achieved**	Achieved
Growth and strategic development	Internal growth at Ergo to extend the LoM and opportunity identified for surface PGMs	**Achieved**	Achieved
Sustainability	Stable consumption of potable water at 9%	**Achieved**	Achieved
Environmental practice	Dust emissions decreased to 1% of all samples taken through continuous vegetation and dust suppression (2% in FY2022)	**Achieved**	Not achieved
Social value	Poverty alleviation: BBL Programme reached over 11 200 participants Youth education: more than 669 learners at six schools participating in mathematics, science and accountancy programmes	**Achieved**	Achieved

STI SCHEME

During the current year, the cash pool was modified for environmental (-1%) and for production (-5%). After these modifications, the remaining pool was still above the ceiling which the STI scheme permitted.

DIRECTORS' SERVICE CONTRACTS

Service contracts have been concluded with executive directors as well as the non-executive directors. On 1 July 2022, Mr DJ Pretorius entered into a new agreement of employment for a period of three years and thereafter it continues indefinitely until terminated by either party on not less than three months' written notice.

Mr AJ Davel entered into a new employment agreement effective from 1 July 2022 for a period of three years and thereafter it continues indefinitely until terminated by either party on not less than three months' prior written notice.

It has been the practice that non-executive directors have had fixed-term service contracts but going forward these will be adjusted such that the duration of their engagements as directors is aligned with the director rotation retirement requirements in terms of the Company's MOI and their re-election by shareholders at the relevant AGM. The directors had no conflicting interests during the year under review and up to the date of issue of the AFS.



OTHER INFORMATION



OTHER INFORMATION

131 Reporting in line with GRI Standards

137 Independent assurance practitioner's report

140 Glossary of terms and abbreviations

143 Administration and contact details

DRDGOLD seeks to mine its minerals resources profitably and sustainably while adding social and economic value.

REPORTING IN LINE WITH GRI STANDARDS

DRDGOLD Limited has reported in accordance with the GRI Standards and their Mining and Metals (MM) Sector Disclosures in this Annual Integrated Report 2023 for the financial year from 1 July 2022 to 30 June 2023.

BDO South Africa Inc. has provided limited assurance (LA) on selected sustainability information as per the Independent assurance practitioner's report on pages 137 to 139. GRI 1: Foundation 2021 has been used to compile this content index.

GRI standard	Disclosure number	Disclosure title	Section	Page
GRI UNIVERSAL STANDARDS 2021				
GRI 1: Foundation 2021				
GRI 2: General Disclosures 2021	2-1	Organizational details	About this report	6
	2-2	Entities included in the organization's sustainability reporting	About this report	6
	2-3	Reporting period, frequency and contact point	About this report	6
	2-4	Restatements of information	Chief Financial Officer's review	13
	2-5	External assurance	Independent assurance practitioner's report	137 - 139
	2-6	Activities, value chain, and other business relationships	About DRDGOLD Our business model	20 23
	2-7	Employees	Employee relations	74-77
	2-8	Workers who are not employees	Employee relations	74
	2-9	Governance structure and composition	Corporate governance	106-115
	2-10	Nomination and selection of the highest governance body	Corporate governance	106-108
	2-11	Chair of the highest governance body	Directors and management	100
	2-12	Role of the highest governance body in overseeing the management of impacts	Corporate governance	106 with governance structure

GRI standard	Disclosure number	Disclosure title	Section	Page
GRI UNIVERSAL STANDARDS 2021				
GRI 2: General Disclosures 2021 *continued*	2-13	Delegation of responsibility for managing impacts	About this report Corporate governance	6-7 106-113
	2-14	Role of the highest governance body in sustainability reporting	About this report Corporate governance	6-7 113
	2-15	Conflicts of interest	Corporate governance	107-113
	2-16	Communication of critical concerns	Our stakeholder groups Our material issues	69-70 8
	2-17	Collective knowledge of the highest governance body	Directors and management	99-104
	2-18	Evaluation of the performance of the highest governance body	Corporate governance	109 - 110
	2-19	Remuneration policies	Remuneration report	117 - 129
	2-20	Process to determine remuneration	Remuneration report	117 - 129
	2-21	Annual total compensation ratio	Remuneration report Deloitte engaged to compute this information which will be disclosed in future reports	117 -125
	2-22	Statement on sustainable development strategy	About this report Leadership review	6-7 9-10
	2-23	Policy commitments	Our operating environment: DRDGOLD's response Throughout this report	59 - 62
	2-24	Embedding policy commitments	Our operating environment: DRDGOLD's response Throughout this report	59 - 62
	2-25	Processes to remediate negative impacts	Throughout this report	
	2-26	Mechanisms for seeking advice and raising concerns	Our stakeholder groups	69-70

REPORTING IN LINE WITH GRI STANDARDS continued

GRI standard	Disclosure number	Disclosure title	Section	Page
GRI UNIVERSAL STANDARDS 2021				
GRI 2: General Disclosures 2021 *continued*	2-27	Compliance with laws and regulations	Corporate governance There are no significant fines or instances of non-compliance to report	105
	2-28	Membership associations	About this report	6
	2-29	Approach to stakeholder engagement	Our stakeholder groups	69-70
	2-30	Collective bargaining agreements	Employee relations	77
GRI 3: Material Topics 2021	3-1	Process to determine material topics	Our material issues	8
	3-2	List of material topics	Our material issues	8
	3-3	Management of material topics	Throughout this report	
ECONOMIC PERFORMANCE				
Economic performance	201-1	Direct economic value generated and distributed	The value we created and distributed Chief financial officer's review	33-35 12-13
	201-2	Financial implications and other risks and opportunities due to climate change	Risks and opportunities Climate change and green energy	47-52 53-55
	201-3	Defined benefit plan obligations and other retirement plans	Remuneration report	117-129
	201-4	Financial assistance received from government	None	
Market presence	202-1	Ratios of standard entry-level wage by gender compared to local minimum wage	Employee relations	77
	202-2	Proportion of senior management hired from the local community	None	

GRI standard	Disclosure number	Disclosure title	Section	Page
GRI UNIVERSAL STANDARDS 2021				
Indirect economic impacts	203-1	Infrastructure investments and services supported	Social value-add	66-68
	203-2	Significant indirect economic impacts	Social value-add	66-68
Procurement practices	204-1	Proportion of spending on local suppliers	Social value-add	66-68
Anti-corruption	205-1	Operations assessed for risks related to corruption	Corporate governance	105
	205-2	Communication and training about anti-corruption policies and procedures	Corporate governance	105
	205-3	Confirmed incidents of corruption and actions taken	Corporate governance	105
Anti-competitive behaviour	206-1	Legal actions for anti-competitive behaviour, anti-trust, and monopoly practices	Corporate governance	105
ENVIRONMENTAL PERFORMANCE				
Materials	301-1	Materials used by weight or volume	Environmental value-add: Primary reagents	87
	301-2	Recycled input materials used	None	
	301-3	Reclaimed products and their packaging materials	Not applicable	

REPORTING IN LINE WITH GRI STANDARDS continued

GRI standard	Disclosure number	Disclosure title	Section	Page
GRI UNIVERSAL STANDARDS 2021				
Energy	302-1	Energy consumption within the organisation	Environmental value-add: Energy consumption	78-87
	302-2	Energy consumption outside of the organisation	None	
	302-3	Energy intensity	Environmental value-add: Energy consumption	78-87
	302-4	Reduction of energy consumption	Environmental value-add: Energy consumption	78-87
	302-5	Reductions in energy requirements of products and services	Environmental value-add: Energy consumption	78-87
Water and Effluents 2018	303-1	Interactions with water as a shared resource	Environmental value-add	80-82
	303-2	Management of water discharge-related impacts	Environmental value-add	80-82
	303-3	Water withdrawal	Environmental value-add	80-82
	303-4	Water discharge	Environmental value-add	80-82
	303-5	Water consumption	Environmental value-add	80-82
Biodiversity	304-1	Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	None	
	304-2	Significant impacts of activities, products, and services on biodiversity	Leadership review	9-10
	304-3	Habitats protected or restored	Environmental value-add	78
	304-4	IUCN Red List species and national conservation list species with habitats in areas affected by operations	None	

GRI standard	Disclosure number	Disclosure title	Section	Page
GRI UNIVERSAL STANDARDS 2021				
Biodiversity *continued*	MM1	Amount of land (owned or leased and managed for production activities or extractive use) disturbed or rehabilitated	Environmental value-add	78
	MM2	The number and percentage of total sites identified as requiring biodiversity management plans according to stated criteria, and the number (percentage) of those sites with plans in place	Environmental value-add	78 - 80
Emissions	305-1	Direct (Scope 1) GHG emissions	Environmental value-add: Energy consumption	84-86
	305-2	Energy indirect (Scope 2) GHG emissions	Environmental value-add: Energy consumption	84-86
	305-3	Other indirect (Scope 3) GHG emissions	Environmental value-add: Energy consumption	84-86
	305-4	GHG emissions intensity	Environmental value-add: Energy consumption	84-86
	305-5	Reduction of GHG emissions	Environmental value-add: Energy consumption	84-86
	305-6	Emissions of ozone-depleting substances (ODS)	None	
	305-7	Nitrogen oxides (NOX), sulphur oxides (SOX), and other significant air emissions	Environmental value-add: Energy consumption	84-86

REPORTING IN LINE WITH GRI STANDARDS continued

GRI standard	Disclosure number	Disclosure title	Section	Page
GRI UNIVERSAL STANDARDS 2021				
Waste 2020	306-1	Waste generation and significant waste-related impacts	Environmental value-add	80-83
	306-2	Management of significant waste-related impacts	Environmental value-add	80-83
	306-3	Waste generated	Environmental value-add	80-83
	306-4	Waste diverted from disposal	Environmental value-add	80-83
	306-5	Waste directed to disposal	Environmental value-add	80-83
	MM3	Total amounts of overburden, rock, tailings and sludges, and their associated risks	Environmental value-add	80-83
Environmental compliance	307-1	Non-compliance with environmental laws and regulations	Environmental value-add None	80-83
	MM10	Number and percentage of operations with closure plans	Environmental value-add All / 100%	80-83
Supplier environmental assessment	308-1	New suppliers that were screened using environmental criteria	None	
	308-2	Negative environmental impacts in the supply chain and actions taken	Environmental value-add	78-87
SOCIAL PERFORMANCE				
Employment	401-1	New employee hires and employee turnover	Employee relations	77
	401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees	Employee relations	74-77

GRI standard	Disclosure number	Disclosure title	Section	Page
GRI UNIVERSAL STANDARDS 2021				
Labour/ management relations	402-1	Minimum notice periods regarding operational changes	Employee relations	75
	MM4	Number of strikes and lockouts exceeding one week's duration by country	Employee relations None	77
Occupational health and safety 2018	403-1	Occupational health and safety management system	Health and safety review	63-65
	403-2	Hazard identification, risk assessment, and incident investigation	Health and safety review	63-65
	403-3	Occupational health services	Health and safety review	63-65
	403-4	Worker participation, consultation, and communication on occupational health and safety	Health and safety review	63-65
	403-5	Worker training on occupational health and safety	Health and safety review	63-65
	403-6	Promotion of worker health	Health and safety review	63-65
	403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	Health and safety review	63-65
	403-8	Workers covered by an occupational health and safety management system	Health and safety review	63-65
	403-9	Work-related injuries	Health and safety review	63
	403-10	Work-related ill health	Health and safety review	63-65

GRI standard	Disclosure number	Disclosure title	Section	Page
GRI UNIVERSAL STANDARDS 2021				
Training and education	404-1	Average hours of training per year per employee	Employee relations	75
	404-2	Programmes for upgrading employee skills and transition assistance programmes	Employee relations	75
	404-3	Percentage of employees receiving regular performance and career development reviews	Employee relations All / 100%	75
Diversity and equal opportunity	405-1	Diversity of governance bodies and employees	Employee relations Corporate governance	77 107-108
	405-2	Ratio of basic salary and remuneration of women to men	None	
Non-discrimination	406-1	Incidents of discrimination and corrective actions taken	None	
Freedom of association and collective bargaining	407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	None	
Child labour	408-1	Operations and suppliers at significant risk for incidents of child labour	None	
Forced or compulsory labour	409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labour	None	
Security practices	410-1	Security personnel trained in human rights policies or procedures	Risks and opportunities All: security personnel are continuously trained	45
Rights of indigenous peoples	411-1	Incidents of violations involving rights of indigenous peoples	None	

GRI standard	Disclosure number	Disclosure title	Section	Page
GRI UNIVERSAL STANDARDS 2021				
Human rights assessment	412-1	Operations that have been subject to human rights reviews or impact assessments	None	
	412-2	Employee training on human rights policies or procedures	None	
	412-3	Significant investment agreements and contracts that include human rights clauses or that underwent human rights screening	None	
Local communities	413-1	Operations with local community engagement, impact assessments, and development programmes	Social value-add	66-68
	413-2	Operations with significant actual and potential negative impacts on local communities	Throughout this report	
	MM5	Total number of operations taking place in or adjacent to indigenous peoples' territories, and number and percentage of operations or sites where there are formal agreements with indigenous peoples' communities	None	
Supplier social assessment	414-1	New suppliers that were screened using social criteria	None	
	414-2	Negative social impacts in the supply chain and actions taken	None	

REPORTING IN LINE WITH GRI STANDARDS continued

GRI standard	Disclosure number	Disclosure title	Section	Page
GRI UNIVERSAL STANDARDS 2021				
Public policy	**415-1**	Political contributions	None	
Customer health and safety	**416-1**	Assessment of the health and safety impacts of product and service categories	Not material	
	416-2	Incidents of non-compliance concerning the health and safety impacts of products and services	None	
Marketing and labelling	**417-1**	Requirements for product and service information and labelling	Not material	
	417-2	Incidents of non-compliance concerning product and service information and labelling	None	
	417-3	Incidents of non-compliance concerning marketing communications	None	
Customer privacy	**418-1**	Substantiated complaints concerning breaches of customer privacy and losses of customer data	None	
Socio-economic compliance	**419-1**	Non-compliance with laws and regulations in the social and economic area	Corporate governance None	105

INDEPENDENT ASSURANCE PRACTITIONER'S REPORT

Independent Assurance Practitioner's Limited Assurance Report on Selected Sustainability Key Performance Indicators in terms of the ISAE 3000 standard

To the directors of DRDGOLD Limited

Report on selected key performance indicators

We have undertaken a limited assurance engagement on selected sustainability key performance indicators (selected sustainability KPIs), as described below, and presented in the Annual Integrated Report 2023 of DRDGOLD Limited (DRDGOLD) for the year ended 30 June 2023 (the Report). This engagement was conducted by BDO South Africa's Sustainability and Integrated Reporting team with multidisciplinary team experience in areas including environmental, information technology, assurance and sustainability reporting.

Subject Matter

We have been engaged to provide a limited assurance conclusion on the selected sustainability KPI's set out in Table 1 and marked with a "LA" on the relevant pages in the Report. The selected sustainability KPI's described below have been prepared in accordance with Global Reporting Initiative (GRI) Sustainability Reporting Guidelines, supported by DRDGOLD's internally developed guidelines (collectively referred to as the DRDGOLD's reporting criteria).



Table 1: Scope of the 2023 limited assurance engagement

CATEGORY	KPI	LEVEL OF ASSURANCE	BOUNDARY
Natural Capital	Total Water Used	**Limited**	Far West Gold Recovery (FWGR) and Ergo Mining Proprietary Limited (ERGO) and DRDGOLD Limited
	Potable water sourced externally		
	Electricity Consumption		
	Diesel Consumption		
	Natural Gas Consumption		
	Scope 1 CO_2 emissions		
	Scope 2 CO_2 emissions		
	Total CO_2 emissions		
	Total dust exceedance		
	Cyanide consumption		
	Concurrent vegetation of tailings storage facilities		
	Land rehabilitated and clearance from National Nuclear Regulator (NNR)		
Human Capital	Number of Fatalities	**Limited**	
Social Capital	Rand value spent on total socio-economic development (total SED Spend)	**Limited**	DRDGOLD Limited

BDO

INDEPENDENT ASSURANCE PRACTITIONER'S REPORT continued

Directors' Responsibilities

The Directors are responsible for the selection, preparation, and presentation of the selected KPIs in accordance with the accompanying DRDGOLD reporting criteria. This responsibility includes the identification of stakeholder and stakeholder requirements, material issues, commitments with respect to sustainability performance and design, implementation, and maintenance of internal control relevant to the preparation of the Report that is free from material misstatement, whether due to fraud or error. The Directors are also responsible for determining the appropriateness of the measurement and reporting criteria in view of the intended users of the selected sustainability KPIs and for ensuring that those criteria are publicly available to the Report users.

Inherent Limitations

Non-financial data is subject to more inherent limitations than financial data, given both the nature and the methods used for determining, calculating, sampling, or estimating such data. Qualitative interpretations of relevance, materiality, and the accuracy of data are subject to individual assumptions and judgments. We have not conducted any work outside of the agreed scope and therefore restrict our conclusion to the assurance objectives set out above.

Exclusions for this Engagement

There were no data exclusions for this engagement.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the Code of Professional Conduct for Registered Auditors issued by the Independent Regulatory Board for Auditors ("IRBA Code"), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality, and professional behaviour. The IRBA Code is consistent with the corresponding sections of the International Ethics Standards Board for Accountants' International Code of Ethics for Professional Accountants (including International Independence Standards).

We apply International Standard on Quality Management 1: Quality Management for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements, which requires the firm to design, implement and operate a system of quality management including policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Practitioner's Responsibility

Our responsibility is to express a limited assurance conclusion on the selected sustainability KPIs based on the procedures we have performed and the evidence we have obtained. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements (ISAE) 3000 (Revised) as well as the ISAE 3410 standard (Assurance Engagements on Greenhouse Gas (GHG) Statements), Assurance Engagements other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board. The Standards require that we plan and perform our engagement to obtain limited assurance about whether the selected KPIs are free from material misstatement.

A limited assurance engagement undertaken in accordance with ISAE 3000 (Revised) involves assessing the suitability in the circumstances of DRDGOLD's use of its reporting criteria as the basis of preparation for the selected KPIs, assessing the risks of material misstatement of the selected sustainability KPIs whether due to fraud or error, responding to the assessed risks as necessary in the circumstances, and evaluating the overall presentation of the selected KPIs.

A limited assurance engagement is substantially less in scope than a reasonable assurance engagement in relation to both risk assessment procedures, including an understanding of internal control, and the procedures performed in response to the assessed risks. The procedures we performed were based on our professional judgement and included inquiries, observation of processes followed, inspection of documents, analytical procedures, evaluating the appropriateness of quantification methods and reporting policies, and agreeing or reconciling with underlying records.

Given the purpose of the engagement, in performing the procedures listed above, we:

- Made enquiries of those responsible for the preparation of the specified information, internal controls, risk assessment process, and information systems relevant to the sustainability reporting process, as we considered necessary.
- Tested the processes and systems to generate, collate, aggregate, monitor and report the selected KPIs.
- Inspected supporting documentation on a sample basis and performed analytical procedures to evaluate data generation and reporting processes against the reporting criteria; and
- Evaluated the reasonableness and appropriateness of significant estimates and judgments made by the directors in the preparation of the selected KPIs.
- Undertook site visits to Ergo and FWGR to complete the above-mentioned procedures.

The procedures performed in a limited assurance engagement vary in nature and timing and are less in extent than for a reasonable assurance engagement. As a result, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed a reasonable assurance engagement. Accordingly, we do not express any reasonable assurance opinion about whether DRDGOLD's selected sustainability KPIs have been prepared, in all material respects, in accordance with the accompanying DRDGOLD reporting criteria.

Assurance Procedures Performed

Our assurance methodology included:

- Data collection, which was facilitated through DRDGOLD's internal document control system, Workiva guided by a comprehensive master request for information (RFI).
- Stakeholder engagement which included the following:
  - Project kick-off meeting to set out the process and engagement channels.
  - Site visits to allow for direct engagement with data owners to outline the data management system and associated processes.
  - Ongoing discussion and verification meetings with data owners and lead management representatives.
- Data testing and evaluation control:
  - Review and assess systems, processes, and controls to collate, aggregate, validate and report the data per indicator,
  - Discuss with and interview key personnel responsible for the relevant data process and the governance thereof,
  - Review information provided by third parties and make additional enquiries where necessary,
  - Apply analytical procedures and where applicable, carry out sample tests on collated data, and
  - Confirm the source of conversion factors applied during the carbon emissions calculations.
- Reporting: Reporting the assurance observations to management as they arose to provide an opportunity for corrective action prior to completion of the assurance process.

Limited Assurance Conclusion

Based on the procedures we have performed and the evidence we have obtained and subject to the inherent limitations outlined elsewhere in this report, nothing has come to our attention that causes us to believe that the selected sustainability KPIs as set out in Table 1 in the subject matter section above for the year ended 30 June 2023 are not prepared, in all material respects, in accordance with the reporting criteria.

Other Matters

The firm has not previously performed assurance procedures for DRDGOLD, which sets this engagement as the first. The maintenance and integrity of DRDGOLD's website is the responsibility of DRDGOLD management. Our engagement and procedure did not involve the consideration of these matters and, accordingly, we accept no responsibility for any changes to either the information in the Sustainability Report or our independent limited assurance report that may have occurred since the initial date of presentation on the DRDGOLD website.

Restriction of Liability

Our work has been undertaken to enable us to express a limited assurance conclusion on the selected KPIs to the Directors of DRDGOLD in accordance with the terms of our engagement and for no other purpose. We do not accept or assume liability to any party other than DRDGOLD, for our work for this report, or for the conclusion we have reached.

BDO South Africa Incorporated
Registered Auditors

T Schoeman
Director
Registered Auditor
30 October 2023
Wanderers Office Park
52 Corlett Drive
Illovo, 2196

GLOSSARY OF TERMS AND ABBREVIATIONS

Term / Abbreviation	Description
AFS	Annual Financial Statements
AGM	Annual general meeting
AISC	All-in sustaining costs
AI	Artificial intelligence
AMCU	Association of Mineworkers and Construction Union, a labour union
AMD	Acid mine drainage
BBBEE	Broad-Based Black Economic Empowerment
BBL	Broad-Based Livelihoods Programme
BEE Act	Broad-Based Economic Empowerment Act
BDO South Africa Inc	External auditors for DRDGOLD / independent assurance provider for selected sustainability key performance indicators in this report
Brakpan/Withok Tailings Storage Facility final life design	The Brakpan/Withok Tailings Storage Facility is the engineering design that ultimately brings the tailings storage facility to its finality in terms of extent, operation, rehabilitation and management. The implemented final design would result in alignments with the Global Industry Standard on Tailings management and regulatory bodies, increase deposition capacity, improve operation / management and bring about the sustainable closure of the facility
CEO / CFO	Chief Executive Officer / Chief Financial Officer
CIL	Carbon in leach: a process for extracting gold from slurry material
CLTI	Cash settled long-term incentive benefit
Competent Person	A Competent Person is a person who is registered with SACNASP, ECSA or SAGC, or is a Member or Fellow of the SAIMM, the GSSA, IMSSA or a Recognised Professional Organisation (RPO). These organisations have enforceable disciplinary processes including the powers to suspend or expel a member. The Competent Person must comply with the provisions of the relevant promulgated Acts. A Competent Person must have a minimum of five years relevant experience in the style of mineralisation or type of deposit under consideration and in the activity which that person is undertaking
COVID-19	Coronavirus disease (COVID-19) is an infectious disease caused by the SARS-CoV-2 virus
cps	Cents per share
CPP	Central Processing Plant
CSI	Corporate social investment
Db(A)	A-weighted decibel, an expression of the relative loudness of sounds as perceived by the human ear

Term / Abbreviation	Description
DFS	Definitive Feasibility Study. Definitive engineering estimate of all costs, revenues, equipment requirements and production at a -5% to +10% level of accuracy. The study is used to define the economic viability of a project and to support the search for project financing
DMRE	Department of Mineral Resources and Energy
DRDGOLD	DRDGOLD Limited
DP2	Driefontein plant 2
DSP	Deferred Share Plan
DWS	Department of Water and Sanitation
EBDA	Ergo Business Development Academy NPC
EBITDA	Earnings before interest, taxes, depreciation and amortisation
ECSA	Engineering Council of South Africa
ELTI	Equity settled long-term incentive
EMO	Ergo Mining Operations Proprietary Limited (subsidiary of DRDGOLD)
EMP	Environmental management plan
Ergo	Ergo Mining Proprietary Limited, an operating company owned by DRDGOLD, which includes the City Deep, Knights and Brakpan sites from 3 July 2012
ERPM	East Rand Proprietary Mines Limited, wholly-owned by DRDGOLD, which is currently under care and maintenance
ERM	Enterprise-wide risk management
ESG	Environment, social and governance
FCF	Free cash flow
Feasibility Study	A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-feasibility Study
FWGR	Far West Gold Recoveries Proprietary Limited, an operating company owned by DRDGOLD which includes sites in the Carletonville area of Gauteng
GBV	Gender-based violence
GDP	Gross domestic product

GLOSSARY OF TERMS AND ABBREVIATIONS continued

Term / Abbreviation	Description
GHG	Greenhouse gas emissions
GISTM	Global Industry Standards on Tailings Management
GRI	Global Reporting Initiative
HDP	Historically disadvantaged people
HDPE lining	High Density Polyethylene lining
HDSA	Historically disadvantaged South African
Human rights incident	Includes violation of human rights. These include but are not limited to the right to life, freedom from slavery and torture, freedom of opinion and expression, the right to work and education
IFRS	International Financial Reporting Standards
Indicated Mineral Resource	An Indicated Mineral Resource, is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation
Inferred Mineral Resource	An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration
IoT	Internet of Things
JSE	Johannesburg Stock Exchange Limited
KPI	Key performance indicator
LA	Limited assurance
LoM	Life-of-mine. Number of years that the operation is planning to mine and treat gold bearing material, taken from the current mine plan
LED	Local economic development
LID	Lead independent non-executive director
LTI	Long-term incentive

Term / Abbreviation	Description
LTIFR	Lost time injury frequency rate. The number of lost time injuries (1-13 days) occurring per 1 million man hours worked
Metallurgical plant	Processing plant used to treat gold bearing material and extract the contained metals
MHSA	Mine Health and Safety Act
Measured Mineral Resource	A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proved Mineral Reserve or to a Probable Mineral Reserve
Mineral Reserve	A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported
Mineral Resource	A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling
Mineralisation	The process or processes by which a mineral or minerals are introduced into rock, resulting in a potentially valuable deposit. It is a general term, incorporating various types, e.g. fissure filling, impregnation, replacement, etc
Mining Charter	The Broad-based Socio-economic Empowerment Charter for the South African Mining Industry developed in terms of Section 100 of the MPRDA, to set the framework, targets and timetable for effecting the entry of HDSAs into the mining industry

GLOSSARY OF TERMS AND ABBREVIATIONS continued

Term / Abbreviation	Description
Modifying Factors	Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors
MOI	Memorandum of Incorporation
Moz	Million ounces
MPRDA	Mining and Petroleum Resources Development Act 28 of 2002
NGO	Non-governmental organisation
NIHL	Noise-induced hearing loss
NNR	National Nuclear Regulator
NOM	Notice of meeting
NOx	Nitrogen oxides
NUM	National Union of Mineworkers, a labour union
NYSE	New York Stock Exchange
OroTree	OroTree Limited
OT	Operational technology
Ounce/oz	One troy ounce which equals 31.1034768 grams
PFS	Pre-feasibility study, a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Competent Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-feasibility Study is at a lower confidence level than a Feasibility Study
Probable Mineral Reserve	A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proved Mineral Reserve
Proved Mineral Reserve	A Proved Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proved Mineral Reserve implies a high degree of confidence in the Modifying Factors
Rand Refinery	Rand Refinery Proprietary Limited
RCF	Revolving Credit Facility secured with ABSA Bank Limited (Acting through its corporate and Investment Banking division)

Term / Abbreviation	Description
Rehabilitation	The process of restoring mined land to allow appropriate post-mining usage. Rehabilitation standards are determined and audited by the Department of Mineral Resources and Energy and address ground and surface water, topsoil, final slope gradients, waste handling and revegetation issues
RGMPs	Responsible Gold Mining Principles
RIFR	Reportable injury frequency rate. The number of reportable injuries requiring medical treatment per 1 million man hours worked
RTSF	Regional Tailings Storage Facility
PwC	PricewaterhouseCoopers
SACNASP	South African Council for Natural Scientific Professions
SAIMM	Southern African Institute of Mining and Metallurgy
SAMREC Code	The South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2016 Edition
SEC	United States Securities and Exchange Commission
SED	Social Economic Development
SENS	Stock Exchange News Service
SLP	Social and labour plan
Solar PV	Solar photovoltaic power generation
SOX	Sarbanes-Oxley Act of 2002
SOx	Sulphur oxides
SQL	Structured Query Language
STI	Short-term Incentives
TCTA	Trans-Caledon Tunnel Authority
Tailings	Finely ground rock from which valuable minerals have been extracted, may still include mineral particles
TPMS	Tailings Performance Management System
TSF	Tailings storage facility
TSR	Total Shareholder Return
Tailings dam	Dams or dumps created from residue after the economically recoverable metal has been extracted from tailings material, also known as tailings deposition sites/facilities
TCTA	Trans-Caledon Tunnel Authority
UASA	The Union, formerly the United Association of South Africa, a labour union
VWAP	Volume weighted average price

ADMINISTRATION AND CONTACT DETAILS

OFFICES

Registered and corporate

Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17,
Ground Floor
Weltevreden Park
1709, Johannesburg, South Africa

PO Box 390, Maraisburg, 1700
South Africa

Tel: +27 (0) 11 470 2600

Fax: +27 (0) 86 524 3061

OPERATIONS

Ergo Mining Proprietary Limited

PO Box 12442
Selcourt 1567
Springs, South Africa

Tel: +27 (0) 11 742 1003

Fax: +27 (0) 11 743 1544

Far West Gold Recoveries Proprietary Limited

PO Box 390
Maraisburg, 1700
South Africa

Tel: +27 (0) 10 822 8440

Fax: +27 (0) 86 524 3061

DIRECTORS

Timothy Cumming
Non-executive Chairman [2,3,#4]

Niël Pretorius
Chief Executive Officer [2]

Riaan Davel
Chief Financial Officer [5]

Johan Holtzhausen
Independent
Non-executive Director [#1,3,4]

Edmund Jeneker
Lead Independent
Non-executive Director [3,4,#5]

Jean Nel
Independent
Non-executive Director [1,2,#3]

Prudence Lebina
Independent
Non-executive Director [1,#2,4]

Thoko Mnyango
Independent
Non-executive Director [3,4,5]

Charmel Flemming
Independent
Non-executive Director [1,2,5]

Company Secretary

Kgomotso Mbanyele

Committee memberships during 2023

[#] *Denotes committee Chairman*

[1] *Member of the Audit Committee*

[2] *Member of the Risk Committee*

[3] *Member of the Remuneration Committee*

[4] *Member of the Nominations Committee*

[5] *Member of the Social and Ethics Committee*

INVESTOR AND MEDIA RELATIONS

South Africa

Jane Kamau

R&A Strategic Communications

Tel: +27 (0) 11 880 3924

Fax: +27 (0) 11 880 3788

Email: jane@rasc.co.za

United Kingdom/Europe

Phil Dexter

St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London EC2V 6DN
United Kingdom

Tel: +44 (0) 20 7796 8644

Fax: +44 (0) 20 7796 8645

Mobile: +44 (0) 7798 634 398

Email: phil.dexter@corpserv.co.uk

STOCK EXCHANGE LISTINGS

JSE

Ordinary shares
Share Code: DRD
ISIN: ZAE000058723

NYSE

ADRs
Trading Symbol: DRD
CUSIP: 26152H301

DRDGOLD's ordinary shares are listed on the JSE and on the NYSE, in the form of ADRs. The Company's shares are also traded on A2X, the Regulated Unofficial Market on the Frankfurt Stock Exchange, and the Berlin and Stuttgart OTC markets.

SHARE TRANSFER SECRETARIES

South Africa

JSE Investor Services
One Exchange Square,
2 Gwen Ln, Sandown,
Sandton, 2196
Johannesburg, South Africa

Tel: +27 (0) 11 713 0800

Fax: +27 (0) 86 674 4381

United Kingdom

(and bearer office)

Link Market Asset Service
PXS 1, Link Group
Central Square
29 Wellington Street
Leeds LS1 4DL
United Kingdom

Tel: +44(0) 371 664 0300

Australia

Computershare Investor Service
Proprietary Limited
Level 17
221 St George's Terrace
Perth, WA 6000
Australia

Tel: +61 8 9323 2000

Tel: 1300 55 2949 (in Australia)

Fax: +61 8 9323 2033

ADR depositary

The Bank of New York Mellon
101 Barclay Street
New York 10286
United States of America

Tel: +1 212 815 8223

Fax: +1 212 571 3050

GENERAL

JSE sponsor

One Capital

Auditor

BDO South Africa Inc.

Attorneys

ENSafrica Inc.

Malan Scholes

Mendelow Jacobs

Linklaters LLP

Bankers

ABSA Capital

Standard Bank of South Africa Limited

Website

www.drdgold.com

DRDGOLD LIMITED

www.drdgold.com